     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997

                                                      REGISTRATION NO. 333-30065
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                                U S LIQUIDS INC.
               (Exact name of Registrant as specified in charter)

           DELAWARE                          8980                  76-0519797
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                 W. GREGORY ORR
                                   PRESIDENT
                   411 N. SAM HOUSTON PARKWAY EAST, SUITE 400
                           HOUSTON, TEXAS 77060-3545
                                 (281) 272-4500
     (Name and address, including zip code, and telephone number, including area code, of Registrant's principal executive offices and agent for service)
                           --------------------------

                                   COPIES TO:

       JOHN D. ROBERTSON, ESQ.                   HAYDEN J. TRUBITT, ESQ.
        Hartzog Conger & Cason               Brobeck, Phleger & Harrison LLP
    201 Robert S. Kerr, Suite 1600            550 West C Street, Suite 1300
    Oklahoma City, Oklahoma 73102            San Diego, California 92101-3532
            (405) 235-7000                            (619) 234-1966

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION: AUGUST 8, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE A SALE OF ANY OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                1,500,000 Shares

                                     [LOGO]

                                  Common Stock

    All 1,500,000 shares of common stock, par value $.01 per share ("Common Stock"), offered hereby are being sold by U S Liquids Inc., a Delaware corporation (the "Company"). See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price for the Common Stock will be between $8.50 and $10.50 per share. Application has been made to list the Common Stock on the American Stock Exchange under the symbol "USL."

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
          SEE "RISK FACTORS" COMMENCING ON PAGE 6 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
       HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
               ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                PRICE        UNDERWRITING      PROCEEDS TO
                                              TO PUBLIC      DISCOUNTS(1)      COMPANY(2)
Per Share................................         $                $                $
Total(3).................................         $                $                $

(1) Excludes a non-accountable expense allowance payable by the Company to the representatives of the Underwriters (the "Representatives") and the value of a warrant to be issued to the Representatives to purchase up to 105,000 shares (or up to 120,750 shares if the over-allotment option is exercised in full) of Common Stock at a price per share equal to 120% of the Price to Public as shown above. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company, estimated at $747,000.


(3) The Company has granted the Underwriters a 45-day option to purchase up to 225,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public as shown above. If such option is exercised in full, the total Price to Public, Underwriting
    Discounts and Proceeds to Company will be $         , $         and
    $         respectively. See "Underwriting."


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the offices of Van Kasper & Company, in San
Francisco, California on or about August   , 1997.

VAN KASPER & COMPANY                                        SANDERS MORRIS MUNDY

                                AUGUST   , 1997

                                    [PHOTO]

    A photograph of a nonhazardous commercial waste treatment facility owned by the Company and a waste flow chart will be inserted here.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET.

                               PROSPECTUS SUMMARY

    UNLESS OTHERWISE INDICATED BY THE CONTEXT, (I) THE "MESA COMPANIES" MEANS MESA PROCESSING, INC., T&T GREASE SERVICE, INC. AND PHOENIX FATS & OILS, INC., EACH A TEXAS CORPORATION ACQUIRED BY THE COMPANY ON JUNE 17, 1997, (II) "AWW" MEANS AMERICAN WASTEWATER INC., A TEXAS CORPORATION ACQUIRED BY THE COMPANY ON JUNE 17, 1997, (III) "CAMPBELL WELLS" MEANS CAMPBELL WELLS, L.P. AND CAMPBELL WELLS NORM, L.P., COLLECTIVELY, EACH OF WHICH IS A WHOLLY-OWNED SUBSIDIARY OF SANIFILL, INC. ("SANIFILL"), (IV) THE "CAMPBELL WELLS ACQUIRED ASSETS" MEANS THE ASSETS AND OPERATIONS OF CAMPBELL WELLS ACQUIRED BY THE COMPANY FROM CAMPBELL WELLS/SANIFILL ON DECEMBER 13, 1996, (V) THE "CAMPBELL WELLS ACQUISITION" MEANS THE COMPANY'S PURCHASE OF THE CAMPBELL WELLS ACQUIRED ASSETS AND (VI) THE "PREDECESSOR" MEANS CAMPBELL WELLS TO THE EXTENT OF THE CAMPBELL WELLS ACQUIRED ASSETS.

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE NOTED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    The Company was formed in November 1996 to become a leading national provider of services for the treatment, processing, recovery and disposal of (i) nonhazardous liquid wastes, including nonhazardous commercial waste ("NCW") generated by restaurants, meat processors, other food processors, grocery stores and other generators and (ii) nonhazardous oilfield waste ("NOW") generated in the exploration for and production of oil and natural gas. NCW currently handled by the Company includes used cooking oil and other food processing residuals, grease trap and grit trap waste, oil-contaminated water and other industrial and commercial wastewater. NOW treated by the Company consists primarily of oil, grease, chlorides and heavy metals found in oil-based and water-based drilling fluids, as well as cuttings, saltwater, workover completion fluids, production pit sludges and soil containing these materials. The Company's current operations are in Louisiana and Texas.

    The Company acquired the Mesa Companies and AWW in June 1997 in pooling-of-interests transactions. The Mesa Companies and AWW are engaged in the treatment and disposal of NCW and the processing of NCW to recover finished products, including various grades of fats, oils and feed proteins, which are sold primarily for use as ingredients in livestock feed and chemicals. The Company's NCW operations include five facilities located throughout Texas which process and recover finished products, two of which also treat and dispose of other NCW. The Company operates a fleet of vehicles to collect NCW directly from over 6,000 restaurants and other NCW generators and also receives NCW from independent transporters servicing thousands of additional generators. In December 1996, the Company acquired its NOW operations from Campbell Wells/Sanifill, including five landfarming and landfilling facilities located in Louisiana and Texas. During 1996, these facilities treated and disposed of approximately 3.4 million barrels of NOW. Approximately 56.8% of the Company's pro forma 1996 revenues of $31.1 million was derived from the treatment and disposal of NOW, approximately 36.5% was derived from the sale of finished products processed and recovered by the Company from NCW, and approximately 6.7% was derived from the collection, treatment and disposal of NCW. Pro forma net income and pro forma earnings before interest, taxes, depreciation and amortization expense for this period were $2.5 million and $8.8 million, or 8.1% and 28.3%, of pro forma revenues, respectively.

    The Company believes that the NCW market is highly fragmented and is comprised primarily of relatively small owner-operated businesses. These smaller entities generally have limited access to the resources required for modernization and expansion, and as a result they may be unable to take advantage of pending and future regulatory changes that the Company believes will result in increased demand for NCW treatment, processing, recovery and disposal services. The Company also believes that many NCW generators would prefer to have a multi-city, single source provider for the collection, treatment and disposal of all of their nonhazardous waste streams. As a result, the Company believes there is a significant opportunity for it to provide comprehensive services for the treatment, processing, recovery and disposal of

NCW and that the fragmented nature of this market will provide it with opportunities for expansion through acquisitions and internal growth.

    Growth in the nonhazardous liquid waste industry is driven primarily by the adoption and enforcement of increasingly stringent local, state and federal regulations governing the treatment and disposal of NCW and NOW. For example, the damage caused by grease and other liquid wastes to municipal collection and treatment systems is causing cities and states to adopt and enforce laws and regulations governing the disposal of such materials. Similarly, Louisiana, Texas and certain other oil and gas producing states have enacted comprehensive laws and regulations governing the proper handling of NOW. As a result of this increased regulation and enforcement, generators of NCW and NOW have become concerned about their liability for noncompliance and are increasingly looking to independent providers such as the Company to handle their nonhazardous liquid waste on an ongoing basis.

    The Company plans to achieve its goal of becoming a leading national provider of services for the treatment, processing, recovery and disposal of NCW and NOW by expanding through acquisitions, emphasizing continued internal growth and improving its existing operations. The Company has assembled a management team with significant operating and consolidation experience in the waste management industry. See "Management." The key elements of the Company's strategy are:


        EXPAND THROUGH ACQUISITIONS. The Company will pursue acquisitions of companies engaged in the business of treating NCW or NOW within its existing markets and in new geographic areas; however, the Company's ability to expand its NOW operations in certain areas is limited by certain agreements. See "Risk Factors--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices." The Company may also acquire companies which provide complementary services.


        ESTABLISH REPUTATION AS SINGLE SOURCE PROVIDER. The Company intends to market itself to restaurant chains and other NCW generators as a multi-city, single source provider of NCW services.

        EXPAND EXISTING FACILITIES AND TYPES OF NCW ACCEPTED. The Company intends to invest in its existing NCW treatment facilities to expand physical plant size and to increase the treatment capabilities of its facilities, and will seek to amend its permits for certain facilities in order to receive additional waste streams.

        CAPITALIZE ON TRENDS TOWARD OUTSOURCING AND PRIVATIZATION. The Company believes that its experience in treating and disposing of numerous types of NCW will allow it to capitalize on opportunities presented by the increasing number of private companies that retain third parties to handle their NCW on an ongoing basis and municipalities that shift certain of their wastewater treatment services to private industry.

        INCREASE INLAND NOW BUSINESS. The Company is subject to certain agreements which restrict its ability to grow its offshore-generated NOW business. See "Risk Factors--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices," "Business--The Nonhazardous Liquid Waste Industry" and "Certain Transactions--Newpark Agreements." As a result, the Company intends to focus its marketing efforts towards inland (as opposed to offshore) generators of NOW, and by so doing, the Company believes that it will be able to increase the total amount of NOW that is delivered to the Company for treatment and disposal.

                                  THE OFFERING

Common Stock offered..............  1,500,000 shares
Common Stock to be outstanding
  after the offering..............  6,738,875 shares(1)
Use of proceeds...................  Repayment of certain indebtedness, capital expenditures, working capital and general corporate purposes, which
                                    are expected to include future acquisitions.
Proposed AMEX symbol..............  USL

------------------------


(1) Excludes 1,985,125 shares of Common Stock subject to options and warrants previously granted or to be granted by the Company as of the effective date of this offering, consisting of (i) 1,000,000 shares issuable pursuant to a warrant issued to Sanifill in connection with the Campbell Wells Acquisition, the resale of which shares is subject to certain contractual restrictions, (ii) 405,125 shares issuable pursuant to outstanding employee stock options, and (iii) 580,000 shares issuable pursuant to options and warrants granted or to be granted in connection with this offering. Also excludes 468,750 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development activities. See "Management--Stock Option Plans" and "Certain Transactions--Campbell Wells Acquisition."

                        SUMMARY PRO FORMA FINANCIAL DATA

    The following unaudited pro forma financial data present certain information for the Company as adjusted for (i) the effect of the Campbell Wells Acquisition as if it had occurred on January 1, 1996, including certain pro forma adjustments to the historical financial statements of the Predecessor, including adjusting depreciation expense to reflect purchase price allocations, recording interest expense to reflect the outstanding debt due to Sanifill, adjusting insurance expense consistent with the expenses for the Company and the related income tax effects of these adjustments and (ii) the consummation of this offering at an assumed offering price of $9.50 per share and the application of the net proceeds therefrom. See "Selected Financial Data" and the unaudited Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                                                                    SIX MONTHS ENDED
                                                                                 YEAR ENDED             JUNE 30,
                                                                                DECEMBER 31,      --------------------
                                                                                    1996            1996       1997
                                                                             -------------------  ---------  ---------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT AND OTHER DATA
  PRO FORMA
  Revenues.................................................................       $  31,138       $  14,374  $  17,734
  Gross profit.............................................................          10,534           4,340      6,372
  Selling, general and administrative expenses.............................           3,964           2,025      2,716
                                                                                    -------       ---------  ---------
  Income from operations...................................................           6,570           2,315      3,656
  Interest and other expense, net..........................................           2,317           1,081      1,003
                                                                                    -------       ---------  ---------
  Income before income taxes...............................................           4,253           1,234      2,653
                                                                                    -------       ---------  ---------
  Net income...............................................................       $   2,508       $     728  $   1,565
                                                                                    -------       ---------  ---------
                                                                                    -------       ---------  ---------
  Net income per share.....................................................       $    0.32       $    0.09  $    0.20
                                                                                    -------       ---------  ---------
                                                                                    -------       ---------  ---------
  Shares used in computing pro forma net income(1).........................           7,830           7,830      7,830
  EBITDA(2)................................................................       $   8,820       $   3,745  $   4,940

                                                                                                 JUNE 30, 1997
                                                                                             ----------------------
                                                                                                            AS
                                                                                              ACTUAL    ADJUSTED(3)
                                                                                             ---------  -----------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital (deficit)................................................................  $  (1,450)  $   9,835
  Total assets.............................................................................     43,863      52,897
  Total debt...............................................................................     25,974      23,260
  Stockholders' equity.....................................................................      2,853      14,835

------------------------------

(1) Includes (i) 3,538,875 shares issued and outstanding prior to this offering and the acquisitions of the Mesa Companies and AWW, (ii) 1,700,000 shares issued to the stockholders of the Mesa Companies and AWW in conjunction with their acquisitions, (iii) 1,500,000 shares issued in connection with the offering and (iv) 1,090,713 shares representing the effect of outstanding warrants and options to purchase Common Stock, using the treasury stock method. Excludes 580,000 shares of Common Stock subject to options and warrants granted or to be granted in connection with the offering at an exercise price equal to or exceeding the initial public offering price and 468,750 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development activities. See "Management--Stock Option Plans" and "Certain Transactions--Campbell Wells Acquisition."



(2) EBITDA represents earnings presented above before interest, income taxes, depreciation and amortization expense and is calculated as defined in the Company's note agreement with Sanifill. See footnote 3 under "Selected Financial Data." The earnings presented above do not include any interest expense related to the Predecessor's intercompany account with Sanifill. See the Introduction to the unaudited Pro Forma Financial Statements included elsewhere in this Prospectus. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that EBITDA excludes interest expense and does not reflect the effects of changes in working capital or deferred tax items. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations, as determined in accordance with generally accepted accounting principles. The pro forma EBITDA amounts shown for the Company may not be comparable to EBITDA as reported by or for other companies because the Company's pro forma EBITDA may not be calculated on the same basis as EBITDA as reported by or for other companies.


(3) Adjusted for the sale of 1,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $9.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S STRATEGIES, PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF ANY NUMBER OF FACTORS, INCLUDING THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS.

ABSENCE OF COMBINED OPERATING HISTORY

    The Company was organized in November 1996 and consummated the Campbell Wells Acquisition on December 13, 1996. See "Certain Transactions." In June 1997, the Company acquired the Mesa Companies and AWW. Prior to June 1997, the Mesa Companies and AWW had been operating as separate independent entities and there can be no assurance that the Company will be able to integrate their operations successfully or to institute the necessary systems and procedures, including accounting and financial reporting systems, to manage on a profitable basis either of the NCW operations individually, the NCW operations collectively or the entire combined enterprise. While each of the Company's officers and directors has substantial business experience, they have no experience in managing all of the different business operations in which the Company is now engaged. Accordingly, there can be no assurance that the Company's management group will be able to effectively manage the combined entity or to effectively implement the Company's acquisition program and internal growth strategy. The Pro Forma Financial Statements of the Company cover periods when the Company, the Mesa Companies and AWW were not under common control or management and may not be indicative of the Company's future financial or operating results. The inability of the Company to integrate the Mesa Companies and AWW successfully would have a material adverse effect on the Company's business, results of operations and financial condition, as well as its acquisition program. See "Business--Strategy" and "Management."

DEPENDENCE UPON NOW EXEMPTION UNDER RCRA AND OTHER ENVIRONMENTAL REGULATIONS

    NOW is currently exempt from the requirements of the Resource Conservation and Recovery Act, as amended ("RCRA"), which is the principal federal statute governing the handling and disposal of waste. In recent years, proposals have been made to rescind this exemption. The repeal or modification of the exemption covering NOW or modification of applicable regulations or interpretations regarding the treatment and/or disposal of NOW would require the Company to alter its method of treating and disposing of NOW, which does not comply with the methods prescribed by the U.S. Environmental Protection Agency (the "EPA") for treatment and/or disposal of RCRA-regulated waste. Such repeal or modification would have a material adverse effect on the Company's business, results of operations and financial condition. Each of the Company's operations is also dependent to varying degrees on the existence and enforcement of local, state and federal environmental regulations. Any repeal or relaxation of such regulations, or a failure of governmental authorities to enforce such regulations, could result in decreased demand for the Company's services and, therefore, could materially adversely affect the Company's business, results of operations and financial condition. The Company's operations may also be adversely affected by new regulations or changes in other applicable regulations. See "Business--Regulatory Background."

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

    The Company intends to grow significantly through the acquisition of additional nonhazardous liquid waste and complementary businesses. The Company expects to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices.

There can be no assurance that the Company will be able to identify, acquire or manage additional businesses profitably or to integrate successfully any acquired businesses into the Company without substantial or material unanticipated costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks including, without limitation, failure of the acquired business to achieve expected results, diversion of management's attention, failure to retain key personnel of the acquired business and risks associated with unanticipated events or liabilities, all of which could have a material adverse effect on the Company's business, results of operations and financial condition. Customer dissatisfaction or performance problems at a single acquired company could have an adverse effect on the reputation of the Company and its sales and marketing initiatives. The Company may consider acquiring complementary businesses to its existing operations, and there can be no assurance that these complementary businesses could be successfully integrated. In addition, if the Company's acquisition strategy is not successful, the benefits expected to be derived by the Company from consolidating certain overhead functions such as cash management, finance and insurance will not be realized. The Company currently has no agreements or understandings to make any acquisitions. See "Business--Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."


RISKS RELATED TO ACQUISITION FINANCING

    The timing, size and success of the Company's acquisition efforts and the associated capital commitments cannot be readily predicted. The Company currently intends to finance future acquisitions by using shares of its Common Stock for all or a substantial portion of the consideration to be paid. If the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to use more of its cash resources, if available, or incur indebtedness in order to implement its acquisition program. Assuming an initial public offering price of $9.50 per share, upon completion of this offering, the Company will have approximately $7.9 million of net proceeds remaining for future acquisitions and working capital after payment of certain indebtedness and budgeted capital expenditures. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. There can be no assurance that the Company will be able to obtain such financing when required or that such financing will be available on terms and conditions reasonably acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


    As a result of the Campbell Wells Acquisition, the Company has a note agreement with Sanifill which places limits on indebtedness which may be incurred by the Company (including, without limitation, preexisting debt of businesses subsequently acquired by the Company and any debt instrument issued by the Company to the owners of any acquired businesses). Also, the Company has agreed, in a noncompetition agreement with Sanifill, not to own before December 2001 any interest in any company engaged in the municipal solid waste, construction debris or demolition debris collection, treatment and disposal business. The Company will not be able to effect acquisitions which would violate these conditions unless it is able to obtain Sanifill's consent. See "Certain Transactions--Campbell Wells Acquisition."


RISKS RELATED TO OPERATING AND INTERNAL GROWTH STRATEGY

    Key elements of the Company's strategy are to improve the profitability and increase the revenues of its existing operations and any subsequently acquired businesses. The Company intends to improve the profitability of its existing operations and any subsequently acquired businesses by various means including, without limitation, more efficient utilization of its NCW treatment facilities. The Company's ability to increase the revenues of its existing operations and any subsequently acquired businesses will be affected by various factors, including demand for NCW and NOW treatment and disposal services and finished products produced by the Company, and the Company's ability to expand the range of services offered to customers, develop national and regional accounts for its NCW treatment facilities and other marketing programs necessary to attract new customers and attract and retain necessary personnel. Many of these factors are beyond the Company's control, and there can be no assurance that the Company's operating and internal growth strategies will be successful or that the Company will be able to generate cash flow adequate for its operations and to support internal growth. See "Business--Strategy."

DEPENDENCE ON OIL AND GAS INDUSTRY

    Demand for the Company's NOW treatment and disposal services depends in large part upon the level of exploration for and production of oil and gas, particularly in the Gulf Coast region. This demand, in turn, depends on, among other things, oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves and the ability of oil and gas companies to raise capital. Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil-producing countries. No assurance can be given that current levels of oil and gas activities will be maintained or that the demand for the Company's NOW services will reflect the level of such activities. Prices for oil and natural gas are expected to continue to be volatile and affect demand for the Company's NOW disposal services. A material decline in oil or natural gas prices or exploration activities could materially adversely affect the demand for the Company's NOW services and, therefore, the Company's business, results of operations and financial condition.

COMPETITION

    The nonhazardous liquid waste industry is competitive. With respect to NCW operations, the Company must compete for the procurement of used cooking oil and other food processing residuals necessary for the production and sale of the Company's finished products. The Company's inability to procure sufficient quantities of such materials, or an increase in the cost of procuring such materials, would have a material adverse effect on the Company's business, results of operations and financial condition. The market for sales of the Company's finished products is also competitive and is served by several large companies and a number of smaller, owner-operated companies. The Company also competes with other NCW treatment facilities and alternative methods of disposal of certain waste streams provided by area landfills and injection wells, as well as the alternative of illegal disposal. In addition, competitive products and services have been and will continue to be successfully developed and marketed by others. Furthermore, future technological change and innovation may result in a reduction in the amount of NCW being generated or alternative methods of treatment and/or disposal being developed. Also, there is nothing to prevent other companies from attempting to replicate the Company's strategy of acquiring NCW businesses to develop a national or regional presence. With respect to its NOW disposal operations, the Company must compete with alternative methods of off-site disposal of NOW provided by a large public company and a number of smaller private companies. The Company also faces competition from customers who seek to enhance and develop their own methods of disposal instead of using the services of third parties such as the Company. Future technological change and innovation may increase the amount of internal NOW treatment and disposal as well as the number of competitors in this market. Increased use of internal treatment and disposal methods and other competitive factors could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, until August 12, 2001, the Company is prohibited from certain activities relating to the collection, transportation or disposal of NOW generated in the Gulf of Mexico and certain surrounding states and other related businesses, and until December 13, 2001, the Company is prohibited from collecting, treating and disposing of municipal solid wastes, construction debris and demolition debris. See "Certain Transactions."

    Competitors of the Company may be better capitalized, have greater name recognition or be able to provide services or products at a lower cost. In addition, because the treatment, processing and disposal of NCW and NOW are relatively new businesses, competition in these markets can be expected to increase as the markets develop. As a result of these competitive factors, there can be no assurance that the

Company's growth strategy will be successful or that the Company will be able to generate cash flow adequate for its operations and to support future acquisitions and internal growth. See "Business-- Competition."

IMPACT OF COMMODITY PRICES

    The Company's finished products are commodities, the prices of which are reported by commodity pricing services. While the Company's prices for its finished products are generally influenced by the quoted prices, historically the Company has generally been able to achieve above-average prices because its sales have been made primarily to large, long-time customers based in Mexico. There can be no assurance that prices for the Company's finished products will not be subject to greater influence in the future by the reported commodity prices or that, if competition for sales of finished products increases, the Company will be able to continue generating higher prices through its sales to customers based in Mexico. Used cooking oil and other food processing residuals used in the production of the Company's finished products are also commodities subject to price fluctuation. A significant increase in the prices paid for these materials could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON NEWPARK FOR OFFSHORE-GENERATED NOW; COVENANT NOT TO COMPETE; AND
  OBLIGATION TO TREAT NOW RECEIVED FROM NEWPARK AT BELOW-MARKET PRICES


    In the Campbell Wells Acquisition, the Company acquired an agreement (the "Disposal Agreement") with Newpark Resources, Inc., a public company located in New Orleans ("Newpark"), that obligates Newpark to deliver to the Company, in each of the next 24 years, NOW for treatment and disposal at certain of the Company's Louisiana landfarms. The Disposal Agreement was originally created as part of Newpark's acquisition in August 1996 of the marine-based NOW business of Campbell Wells for approximately $70.5 million. Specifically, during each of the next 24 years, Newpark is obligated to deliver to the Company for treatment and disposal the lesser of (i) one-third of the barrels of NOW that Newpark receives for processing and disposal in Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico (the "Territory") and (ii) 1,850,000 barrels of NOW, in each case excluding saltwater. In return, the Company is obligated not to, prior to August 12, 2001, engage, directly or indirectly, in the collection, transfer, transportation, treatment or disposal of NOW generated in a marine environment (which is the source of a substantial portion of the NOW delivered to the Company) or transported in marine vessels or the site remediation and closure business in the Territory. As a result of these contractual arrangements with Newpark, the Company's NOW operations are dependent upon Newpark's ability to maintain its share of the NOW disposal market in the Territory. There can be no assurance that Newpark will be able to maintain its share of the NOW disposal market in the Territory, and a significant decline in Newpark's market share could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, these contractual arrangements limit the ability of the Company to expand its NOW operations in the Territory through acquisitions or otherwise; however, the Company is free to expand its NOW operations in areas outside of the Territory and/or acquire any business that treats and disposes of NOW generated on land and transported from the site where it was generated entirely by on-land transportation.


    The Company's arrangements with Newpark also establish the conditions upon and the extent to which the price per barrel paid by Newpark to the Company for NOW treatment and disposal may be adjusted, which conditions are completely beyond the Company's control. Currently, the price paid by Newpark to the Company under the Disposal Agreement is $5.50 per barrel. As of July 31, 1997, the market price for treatment and disposal of NOW consisting primarily of oil, grease, chlorides and heavy metals found in water-based and oil-based drilling fluids ranged from $6.75 to $10.25 per barrel, depending upon the makeup of the NOW. A disparity between the price paid by Newpark to the Company under the

Disposal Agreement and the open market price is expected to continue for the duration of the Disposal Agreement.

    For the year ended December 31, 1996, revenues of approximately $17.7 million, or approximately 56.8% of the Company's total pro forma revenues, were derived from the treatment and disposal of NOW, of which amount approximately $8.9 million, or approximately 50.3%, was derived from the treatment and disposal of NOW generated offshore.

    From August 13, 1996 to December 31, 1996, Newpark delivered approximately 959,000 barrels of NOW to the Company and the Predecessor for treatment and disposal. For the six months ended June 30, 1997, Newpark delivered to the Company approximately 820,000 barrels of NOW for treatment and disposal.

    For a more thorough summary of the Disposal Agreement and related transactions, see "Certain Transactions--Newpark Agreements."

FAILURE TO COMPLY WITH GOVERNMENTAL REGULATIONS

    The Company's operations are subject to numerous and continually evolving federal, state and local laws, regulations and policies that govern environmental protection, zoning and other matters. If existing regulatory requirements change, the Company may, among other things, be required to make significant unanticipated capital and operating expenditures. Although the Company believes that it is presently in material compliance with applicable laws and regulations, there can be no assurance that it will be deemed to be in compliance in the future. Governmental authorities may seek to impose fines and penalties on the Company or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under such circumstances, the Company might be required to curtail or cease operations or conduct site remediation until a particular problem is remedied, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, if the Company's operations resulted in the release of hazardous substances, the Company could incur liability under the Comprehensive Environmental Response, Compensation and Liability Act, as amended. See "Business--Regulatory Background."

POTENTIAL DILUTION FROM FUTURE ACQUISITIONS

    The Company's strategy contemplates the acquisition of additional nonhazardous liquid waste and complementary businesses, and that such acquisitions may be fully or partially paid for by using Common Stock. In order to implement its acquisition strategy, after the completion of this offering, the Company intends to register 3,000,000 additional shares of Common Stock for issuance in connection with future acquisitions. In the event shares of Common Stock are issued in connection with future acquisitions, purchasers of Common Stock in this offering may experience dilution in the net tangible book value of their stock. See "Description of Securities--Shares Eligible for Future Sale."

CONCENTRATION OF CUSTOMERS

    The Company's customers are concentrated in the oil and gas industry in Louisiana and Texas, the NCW collection business in Texas and the livestock feed and chemical processing industries in Mexico. Sales of finished products to one customer in Mexico, Bachoco, S.A. De C.V. ("Bachoco"), accounted for approximately 52%, 62% and 43% of total revenues, and approximately 18%, 26% and 20% of total pro forma revenues, for the years ended December 31, 1994, 1995 and 1996, respectively. The loss of, or a significant reduction in the amount of sales to, this customer would have a material adverse effect on the Company's business, results of operations and financial condition. Total sales to customers in Mexico represented approximately 80%, 82% and 70% of total revenues, and approximately 28%, 35% and 32% of total pro forma revenues, for the years ended December 31, 1994, 1995 and 1996, respectively. A significant decline in the Mexican economy could materially adversely affect demand for the Company's finished products and, therefore, the Company's business, results of operations and financial condition. Likewise, among other things, a material decline in demand for the livestock feed and chemicals produced by purchasers of the Company's finished products could have a material adverse effect on the Company's business, results of operations and financial condition. With respect to NOW operations, Newpark constituted approximately 49% of total revenues for the six months ended June 30, 1997. See
"--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices."

CONCENTRATION OF CREDIT RISKS

    At December 31, 1996, 41% and 16%, respectively, of the Company's total accounts receivable were associated with two customers, Newpark and Chevron Corporation. At December 31, 1995, 37% and 10%, respectively, of the Company's total accounts receivable and 4% and 1%, respectively, of the Company's total pro forma accounts receivable were associated with Bachoco and Oleofinos, a Mexican corporation. In addition, at December 31, 1995, Chevron Corporation and Texaco Inc. accounted for 17% and 11%, respectively, of the Predecessor's total accounts receivable and 15% and 10%, respectively, of the Company's total pro forma accounts receivable. Although the Company performs ongoing credit analyses of its customers, the Company's inability to collect any such significant account would have a material adverse effect on the Company's business, results of operations and financial condition.

SIGNIFICANT AMOUNT OF OFFERING PROCEEDS PAYABLE TO OR FOR THE BENEFIT OF
  AFFILIATES OF THE COMPANY

    Of the net proceeds of this offering, $964,000 will be used to repay a promissory note held by AWW's primary lender, which note is guaranteed by William H. Wilson, Jr., a key employee of the Company. In addition, approximately $780,000 will be used to repay certain promissory notes held by former stockholders of AWW, of which approximately $341,000 will go to Mr. Wilson. Approximately $1.2 million of the net proceeds will be used to repay certain indebtedness of the Mesa Companies, all of which was incurred or personally guaranteed by Thomas B. Blanton, an officer and director of the Company. Approximately $214,000 of this $1.2 million will be paid to the brother-in-law of Mr. Blanton. See "Use of Proceeds" and "Certain Transactions--Other."

    The Company has historically engaged in significant transactions with affiliates of the Company. See "Certain Transactions--Other." Although the Company has no current plans to enter into any additional significant transactions with any of its affiliates, the Board of Directors of the Company has adopted a resolution requiring all future transactions with affiliates to be approved by the vote of a majority of the disinterested directors of the Company.


POTENTIAL IMPACT OF LITIGATION INVOLVING THE OPERATIONS OF CERTAIN OF THE
  COMPANY'S LANDFARMS



    Prior to the closing of the Campbell Wells Acquisition, several lawsuits were filed against Campbell Wells based upon the operation of certain of the Louisiana landfarms purchased by the Company as part of the Campbell Wells Acquisition. In one of the lawsuits filed against Campbell Wells, approximately 300 individuals residing in and around Grand Bois, Louisiana are seeking unspecified monetary damages allegedly suffered as a result of (i) odors allegedly emitted by NOW received from Exxon Company U.S.A. at the Company's Bourg, Louisiana landfarm in March 1994, and (ii) alleged air, water and soil contamination in connection with ongoing operations at the facility. A second lawsuit, brought by one individual, seeks unspecified monetary damages allegedly suffered as a result of odors allegedly emitted by NOW received from Exxon Company U.S.A. at the Bourg landfarm in March 1994. A third lawsuit, filed as a class action, seeks unspecified monetary damages allegedly suffered as a result of alleged air, water and soil contamination in connection with ongoing operations at the Company's Mermentau, Louisiana landfarm. In a fourth lawsuit, six individuals are seeking injunctive relief against certain treatment operations conducted at the Bourg landfarm which the plaintiffs contend have resulted in and will result in adverse health effects by way of emissions of alleged air pollutants.

    The Company has not been named as a defendant in any of these lawsuits; however, there can be no assurance that the Company will not subsequently be named as a defendant in one or more of these lawsuits. Sanifill has retained responsibility for, and agreed to indemnify the Company against, the contingent liabilities associated with these lawsuits. Sanifill's indemnification obligation is limited to the lesser of the amount of the unpaid principal of the promissory note (the "Sanifill Note") issued by the Company to Sanifill in connection with the Campbell Wells Acquisition outstanding at the time of any claim for indemnification and $10 million. As of July 31, 1997, the outstanding principal balance of the Sanifill Note was $22.2 million. The Sanifill Note is payable in 20 equal quarterly installments of principal plus accrued interest, beginning on March 31, 1997 and, therefore, the principal balance of the Sanifill Note is currently scheduled to be reduced below $10 million on June 30, 2000. In the event the Company is subsequently added as a defendant in any of these lawsuits, a monetary judgment is entered against the Company and Sanifill is not required or is unable to completely indemnify the Company against such judgment, the Company's business, results of operations and financial condition could be materially adversely affected. In addition, notwithstanding any indemnification to be provided by Sanifill, an adverse ruling against the Company (if it is subsequently added as a defendant) in the lawsuit seeking injunctive relief could materially adversely affect the Company's operations at the Bourg landfarm (which operations contributed 19.8% of the Company's pro forma revenues for the year ended December 31, 1996 and 13.7% of the Company's actual revenues for the first six months of 1997) and, therefore, the Company's business, results of operations and financial condition.



    For additional information regarding these lawsuits and Sanifill's obligations, see "Business--Legal Proceedings" and "Certain
Transactions--Campbell Wells Acquisition."



POTENTIAL IMPACT OF ADVERSE MEDIA PUBLICITY REGARDING THE COMPANY'S NOW
  OPERATIONS



    The lawsuits involving the operations of the Company's Bourg and Mermentau landfarms have generated considerable media coverage regarding the NOW treatment and disposal industry in general, the operations conducted at these landfarms and the impact of these operations upon the environment and persons living in close proximity to the landfarms. A number of articles describing the lawsuits, the Company's landfarms and the NOW treatment and disposal industry have appeared in newspapers throughout Louisiana. In addition, the Company has been advised that the CBS television network ("CBS") is investigating, among other things, the lawsuits involving the Company's landfarms, the operations conducted at these landfarms, the exemption that excludes NOW from regulation under RCRA and the NOW treatment and disposal industry, and intends to broadcast a program regarding its findings in fall 1997. Although the Company is unaware of the complete scope or the findings of the investigation conducted by CBS or the manner in which these findings will ultimately be presented to the public, any television program eventually broadcast by CBS may be critical of the Company, the operations conducted at the Company's landfarms and/or the exemption that excludes NOW from regulation under RCRA. Adverse publicity or political developments resulting from any such television program or other scrutiny of the NOW treatment and disposal industry or the Company's operations could have a material adverse effect on the Company's business, results of operations and financial condition, as well as the market price of the Common Stock. In addition, any such adverse publicity could spur new efforts to rescind the exemption that excludes NOW from regulation under RCRA, which rescission would have a material adverse effect on the Company's business, results of operations and financial condition.



POTENTIAL IMPACT OF GOVERNMENTAL EXAMINATIONS OF THE COMPANY'S BOURG, LOUISIANA
  LANDFARM



    In 1997, after an unsuccessful attempt was made in the Louisiana legislature to require the Bourg landfarm to relocate or close, the Governor of Louisiana directed certain state agencies to examine the operations at the Bourg landfarm and to review generally Louisiana's rules and regulations regarding the treatment and disposal of NOW. The Company's operations could be materially adversely affected by new regulations or changes in applicable regulations resulting from such examinations of the Company's operations at the Bourg landfarm or the overall review of Louisiana's rules and regulations regarding the treatment and disposal of NOW.


IMPACT OF INCREASE IN ENERGY PRICES

    The Company operates a fleet of trucks and other equipment in its operations. In addition, the Company uses significant amounts of energy in the processing of NCW. Energy prices are subject to volatility. A significant increase in energy prices could affect the Company's operations, which could have a material adverse effect on the Company's business, results of operations and financial condition.

FOREIGN SALES

    A substantial portion of the Company's revenues is derived from the sale of finished products to customers in Mexico. Foreign sales are subject to certain inherent risks, including unexpected changes in regulatory and legal requirements, tariffs and other trade barriers, greater difficulty in collecting trade accounts and foreign exchange fluctuations. There can be no assurance that these or similar factors will not have an adverse effect on the Company's future results of operations and financial condition. See "Business--Operations and Services Provided."

RELIANCE ON KEY PERSONNEL; MANAGEMENT OF GROWTH

    The Company will be highly dependent on its executive officers and senior management, and the Company likely will depend on the senior management of any significant business it acquires in the future. The business or prospects of the Company could be materially adversely affected if any of its current executive officers (including Mr. Lawlor, who will become Chief Executive Officer upon completion of this offering) or key employees or any member of senior management of any subsequently acquired business does not continue in his management role until the Company is able to attract and retain qualified replacements. The Company does not maintain key man life insurance on any of its executive officers or key employees.

    The acquisitions of the Mesa Companies and AWW have placed and will continue to place substantial burdens on the Company's management resources and financial controls. The Company's ability to manage its growth effectively will require it to continue to implement and improve its operational, financial and management information systems and controls, and to train, motivate and manage its employees. The Company intends to continually review and upgrade its management information systems, as well as hire additional management and other personnel in order to maintain the adequacy of its operational, financial and management controls. The Company's failure to manage its growth effectively could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management."

CONTROL BY EXISTING MANAGEMENT

    Following the completion of this offering, the Company's executive officers and directors will beneficially own approximately 36.2% of the outstanding shares of Common Stock (35.0% if the Underwriters' over-allotment option is exercised in full). These persons, if acting in concert, will have significant voting power with respect to the election of directors and, in general, the outcome of any other matter submitted to a vote of stockholders. See "Principal Stockholders."

NO PRIOR PUBLIC MARKET AND DETERMINATION OF OFFERING PRICE

    Prior to this offering, there has been no public market for the Common Stock. Therefore, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives and may bear no relation to the price at which the Common Stock will trade after the offering. See "Underwriting" for the factors to be considered in determining the initial public offering price. There can be no assurance that an active trading market will develop subsequent to this offering and, if developed, that it will be sustained. After this offering, the market price of the Common Stock may be subject to significant fluctuations in response to numerous factors, including the timing of any acquisitions by the Company, variations in the Company's annual or quarterly financial results or those of its competitors, changes by financial research analysts in their estimates of the Company's future earnings, if any, conditions in the economy in general or in the Company's operations in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company, the NOW treatment and disposal market or the NCW treatment and disposal market (including the sale of finished products). From time to time the stock market experiences significant price and volume volatility, which may affect the market price of the Common Stock for reasons unrelated to the Company's performance.

ADEQUACY OF LIABILITY INSURANCE

    The Company's activities entail a risk of personal injury and property damage to its employees and/or other persons in proximity to its operations. While the Company maintains insurance in such amounts and covering such risks as are consistent with customary practices and standards of companies engaged in similar businesses, there can be no assurance that such coverage will be adequate. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Insurance."

LACK OF DIVIDENDS

    The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the expansion of its operations and for general corporate purposes, including future acquisitions. In addition, the Company's agreements with Sanifill restrict the Company's ability to pay dividends on its capital stock. See "Dividend Policy" and "Certain Transactions--Campbell Wells Acquisition."

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    The Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides for a Board of Directors with staggered terms, which may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which selling stockholders may otherwise receive a premium for their shares over then current market prices. In addition, pursuant to the Certificate of Incorporation, the Board of Directors has been authorized to approve the issuance of shares of currently undesignated preferred stock, to determine the price, powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed on any unissued series of such preferred stock, and to fix the number of shares constituting any such series and the designation of such series, without any vote or future action by the stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. See "Description of Securities--Preferred Stock."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon the completion of this offering, the Company will have outstanding 6,738,875 shares of Common Stock. The 1,500,000 shares sold in this offering (other than shares that may be purchased by affiliates of the Company) will be freely tradeable. The remaining outstanding shares ("restricted shares") may be resold publicly only following their registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an available exemption from registration (such as provided by Rule 144, promulgated under the Securities Act, following a one-year holding period for previously unregistered shares). Sales of restricted shares could adversely affect the market price of the Common Stock. The Company has agreed to register for public resale 990,000 shares of the restricted shares referred to above, including 652,800 shares owned or controlled by executive officers of the Company. The sale of such shares by holders thereof could also adversely affect the market price of the Common Stock. See "Description of Securities--Shares Eligible for Future Sale."

    Upon completion of this offering, the Company will also have outstanding options and warrants to purchase 2,453,875 additional shares of Common Stock, including options to purchase 715,125 shares granted under the terms of the Company's existing stock option plans. The Company intends to file a registration statement on Form S-8 to register all shares subject to these plans. The Company also is obligated to and intends to register the 1,000,000 shares subject to the warrant granted to Sanifill in connection with the Campbell Wells Acquisition. In connection with such registration, Sanifill has agreed to restrict the number of shares sold by it annually pursuant to such registration statement. See "Certain Transactions--Campbell Wells Acquisition." The Company also intends to register 3,000,000 additional shares of Common Stock under the Securities Act after completion of this offering for issuance in connection with future acquisitions.

    The executive officers and directors of the Company owning an aggregate of 3,036,000 shares (including options to purchase an aggregate of 610,000 shares) and the beneficial owners of at least 3,785,000 additional shares (including options and warrants to purchase an aggregate of at least 1,463,125 shares) have agreed not to sell or transfer any shares owned by them for a period of 180 days after the effective date of this offering without the prior written consent of Van Kasper & Company.

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered hereby are estimated to be $12.3 million ($14.3 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $9.50 per share and after deducting underwriting discounts and estimated offering expenses. The Company intends to use approximately $964,000 of the net proceeds of the offering to repay a promissory note held by AWW's primary lender, which note bears interest at the prime rate plus 2.75%, matures on September 15, 1997 and is guaranteed by William H. Wilson, Jr., a key employee of the Company, and approximately $780,000 to repay certain promissory notes held by former stockholders of AWW, of which approximately $341,000 will go to Mr. Wilson. Each of these notes bears interest at a rate of 10% and has a maturity date of January 1, 1998. Approximately $1.2 million of the proceeds will be used to repay certain indebtedness of the Mesa Companies, all of which was incurred or personally guaranteed by Thomas B. Blanton, an officer and director of the Company, as the former sole stockholder of the Mesa Companies. Approximately $214,000 of this $1.2 million will be paid to the brother-in-law of Mr. Blanton. These debts have maturity dates ranging from September 1997 to October 2006 and bear interest at rates ranging from 0% to 25.7%. See "Risk Factors--Significant Amount of Offering Proceeds Payable to or for the Benefit of Affiliates of the Company" and "Certain Transactions--Other." Approximately $1.5 million of the proceeds will be used for capital expenditures to be made by the Company. The Company intends to use the balance of the assumed net proceeds of the offering of approximately $7.9 million (assuming no exercise of the Underwriter's over-allotment option) for working capital and general corporate purposes, which are expected to include future acquisitions. The Company currently has no agreements or understandings to make any acquisitions. See "Business--Strategy." Pending application of the net proceeds as described herein, the Company intends to invest the net proceeds in short-term, interest-bearing, investment grade securities.


                                    DILUTION

    At June 30, 1997, the consolidated net tangible book value per share of the Common Stock was $.52. Net tangible book value per share of Common Stock is equal to the total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding or deemed to be outstanding. After giving effect to the issuance of shares in this offering at an assumed initial public offering price of $9.50 per share, and after deducting estimated offering expenses and underwriting discounts, the pro forma net tangible book value per share of Common Stock as of June 30, 1997 would have been approximately $2.18. This represents an immediate dilution of $7.32 per share to new investors purchasing Common Stock in this offering. The following table illustrates this per share dilution.

Assumed initial public offering price per share....................             $    9.50
  Net tangible book value per share as of June 30, 1997............        .52
  Increase attributable to this offering...........................       1.66
                                                                     ---------
Pro forma net tangible book value per share after offering.........                  2.18
                                                                                ---------
Dilution to new investors..........................................             $    7.32
                                                                                ---------
                                                                                ---------

    The following table summarizes, on a pro forma basis as of June 30, 1997, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid, at an assumed initial public offering price of $9.50.

                                                  SHARES PURCHASED         TOTAL CONSIDERATION
                                               -----------------------  --------------------------   AVERAGE PRICE
                                                 NUMBER      PERCENT       AMOUNT        PERCENT       PER SHARE
                                               ----------  -----------  -------------  -----------  ---------------
Existing stockholders........................   5,238,875       77.7%   $   2,853,000       16.7%      $     .54
New investors................................   1,500,000       22.3       14,250,000       83.3       $    9.50
                                               ----------      -----    -------------      -----
  Total......................................   6,738,875      100.0%   $  17,103,000      100.0%
                                               ----------      -----    -------------      -----
                                               ----------      -----    -------------      -----

                                 CAPITALIZATION


    The following table summarizes the capitalization of the Company as of June 30, 1997, as adjusted to reflect the sale of 1,500,000 shares of Common Stock in this offering at an assumed initial public offering price of $9.50 per share and application of the net proceeds thereof as described in "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited Pro Forma Financial Statements and related notes appearing elsewhere in this Prospectus.



                                                                                                 JUNE 30, 1997
                                                                                              --------------------
                                                                                                            AS
                                                                                               ACTUAL    ADJUSTED
                                                                                              ---------  ---------
                                                                                                 (IN THOUSANDS)
Current portion of long-term debt(1)........................................................  $   5,072  $   3,082
                                                                                              ---------  ---------
                                                                                              ---------  ---------
Long-term debt, net of current portion......................................................  $  20,902  $  20,178
Stockholders' equity:
  Preferred Stock, $.01 par value, 5,000,000 shares authorized; no shares issued and outstanding; $1.00 par value, 10,000 shares authorized; 10,000 shares issued and
    outstanding.............................................................................         10         10
  Common Stock, $.01 par value, 30,000,000 shares authorized; 5,238,875 shares issued and
    outstanding and 6,738,875 shares issued and outstanding, as adjusted(2).................         52         67
  Additional paid-in capital................................................................      1,379     13,373
  Retained earnings.........................................................................      1,412      1,385
                                                                                              ---------  ---------
    Total stockholders' equity..............................................................      2,853     14,835
                                                                                              ---------  ---------
      Total capitalization..................................................................  $  23,755  $  35,013
                                                                                              ---------  ---------
                                                                                              ---------  ---------


------------------------

(1) For a description of the Company's debt, see the notes to the Consolidated Financial Statements.

(2) Excludes 1,967,625 shares issuable upon exercise of options and warrants outstanding as of June 30, 1997.

                                DIVIDEND POLICY

    The Company has not paid dividends on its Common Stock and does not anticipate paying dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the expansion of its operations and for general corporate purposes, including possible future acquisitions. In addition, the Company's note agreement with Sanifill restricts the ability of the Company to pay dividends on its capital stock. See "Certain Transactions--Campbell Wells Acquisition."

                            SELECTED FINANCIAL DATA

    The historical income statement and balance sheet data below sets forth the financial data of the Predecessor as of December 31, 1995, and for the years ended December 31, 1994 and 1995 and for the period from January 1, 1996 through December 13, 1996, derived from the financial statements audited by Arthur Andersen LLP, which appear elsewhere in this Prospectus. For a description of the Predecessor, see Note 1 of the Notes to the Consolidated Financial Statements of the Company. The historical income statement and balance sheet data below for the Predecessor as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992, and 1993, and for the six months ended June 30, 1996, have been derived from unaudited financial statements of the Predecessor. The consolidated income statement and balance sheet data below set forth the consolidated financial data of the Company as of December 31, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996, derived from the consolidated financial statements audited by Arthur Andersen LLP, which appear elsewhere in this Prospectus. The consolidated income statement and balance sheet data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993, and for the six months ended June 30, 1996 and 1997, have been derived from the unaudited consolidated financial statements of the Company. The unaudited financial statements for all periods have been prepared on the same basis as the audited financial statements and, in the opinion of the Company reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data.

INCOME STATEMENT DATA

                                                                                                                       JANUARY 1,
                                                                                                                          1996
                                                                                   YEARS ENDED DECEMBER 31,              THROUGH
                                                                          ------------------------------------------  DECEMBER 13,
                                                                            1992       1993       1994       1995         1996
                                                                          ---------  ---------  ---------  ---------  -------------
                                                                                               (IN THOUSANDS)
PREDECESSOR
Revenues................................................................  $   9,515  $  12,413  $  14,847  $  15,119    $  16,853
                                                                          ---------  ---------  ---------  ---------  -------------
Gross profit............................................................      4,295      5,816      7,369      6,484        7,717
Selling, general and administrative expenses............................      2,058      2,263      2,626      2,989        2,524
                                                                          ---------  ---------  ---------  ---------  -------------
Income from operations..................................................      2,237      3,553      4,743      3,495        5,193
Interest and other expense, net.........................................     --           (260)       (71)       195          256
                                                                          ---------  ---------  ---------  ---------  -------------
Income before income taxes..............................................      2,237      3,813      4,814      3,300        4,937
                                                                          ---------  ---------  ---------  ---------  -------------
Net income..............................................................  $   1,232  $   2,357  $   2,869  $   1,900    $   2,893
                                                                          ---------  ---------  ---------  ---------  -------------
                                                                          ---------  ---------  ---------  ---------  -------------


                                                                          SIX MONTHS
                                                                          ENDED JUNE
                                                                           30, 1996
                                                                          -----------

PREDECESSOR
Revenues................................................................   $   7,617
                                                                          -----------
Gross profit............................................................       3,159
Selling, general and administrative expenses............................       1,498
                                                                          -----------
Income from operations..................................................       1,661
Interest and other expense, net.........................................          95
                                                                          -----------
Income before income taxes..............................................       1,566
                                                                          -----------
Net income..............................................................   $     924
                                                                          -----------
                                                                          -----------

                                                                                       YEAR ENDED DECEMBER 31,
                                                                        -----------------------------------------------------
                                                                          1992       1993       1994       1995       1996
                                                                        ---------  ---------  ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
CONSOLIDATED
Revenues..............................................................  $   4,955  $   3,799  $   8,039  $  11,127  $  14,285
                                                                        ---------  ---------  ---------  ---------  ---------
Gross profit..........................................................        866      1,873        481      1,192      2,495
Selling, general and administrative expenses..........................      1,093      1,813        643        863      1,440
                                                                        ---------  ---------  ---------  ---------  ---------
Income (loss) from operations.........................................       (227)        60       (162)       329      1,055
Interest and other expense, net.......................................        (13)       125        109        177        309
                                                                        ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.....................................       (214)       (65)      (271)       152        746
                                                                        ---------  ---------  ---------  ---------  ---------
Net income (loss).....................................................  $    (214) $     (65) $    (182) $     103  $     491
                                                                        ---------  ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------  ---------

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                        --------------------
                                                                          1996       1997
                                                                        ---------  ---------

CONSOLIDATED
Revenues..............................................................  $   6,757  $  17,734
                                                                        ---------  ---------
Gross profit..........................................................      1,006      6,372
Selling, general and administrative expenses..........................        527      2,716
                                                                        ---------  ---------
Income (loss) from operations.........................................        479      3,656
Interest and other expense, net.......................................         96      1,137
                                                                        ---------  ---------
Income (loss) before income taxes.....................................        383      2,519
                                                                        ---------  ---------
Net income (loss).....................................................  $     251  $   1,486
                                                                        ---------  ---------
                                                                        ---------  ---------


BALANCE SHEET DATA

                                                                                         DECEMBER 31,
                                                                          ------------------------------------------
                                                                            1992       1993       1994       1995
                                                                          ---------  ---------  ---------  ---------
                                                                                        (IN THOUSANDS)
PREDECESSOR
Total assets............................................................  $  46,328  $  54,448  $  57,235  $  60,541
Total debt..............................................................  $     172  $      91  $     306  $  --


                                                                                                DECEMBER 31,
                                                                          ---------------------------------------------------------
                                                                            1992       1993       1994       1995         1996
                                                                          ---------  ---------  ---------  ---------  -------------
                                                                                               (IN THOUSANDS)
CONSOLIDATED
Total assets............................................................  $   1,031  $   1,277  $   1,410  $   3,007    $  46,851
Total debt..............................................................  $   1,163  $   1,320  $   1,447  $   2,010    $  29,950



PREDECESSOR
Total assets............................................................
Total debt..............................................................

                                                                           JUNE 30,
                                                                             1997
                                                                          -----------

CONSOLIDATED
Total assets............................................................   $  43,863
Total debt..............................................................   $  25,974


    ------------------------------------------------------------------------

    The following unaudited pro forma financial data present certain financial information for the Company as adjusted for (i) the effects of the Campbell Wells Acquisition as if it had occurred on January 1, 1996 and certain Pro Forma adjustments to the historical financial statements of the Predecessor, including adjusting depreciation expense to reflect purchase price allocations, recording interest expense to reflect the outstanding debt due to Sanifill, adjusting insurance expense consistent with the expenses for the Company and the related income tax effects of these adjustments, and (ii) the consummation of this offering at an assumed initial public offering price of $9.50 per share and the application of the net proceeds therefrom. See the unaudited Pro Forma Financial Statements and the notes thereto included elsewhere in this Prospectus.


INCOME STATEMENT AND OTHER DATA

                                                                                                                      SIX MONTHS
                                                                                                                         ENDED
                                                                                                        YEAR ENDED     JUNE 30,
                                                                                                       DECEMBER 31,   -----------
                                                                                                           1996          1996
                                                                                                      --------------  -----------
                                                                                                       (IN THOUSANDS, EXCEPT PER
                                                                                                              SHARE DATA)
PRO FORMA
Revenues............................................................................................    $   31,138     $  14,374
                                                                                                           -------    -----------
Gross profit........................................................................................        10,534         4,340
Selling, general and administrative expenses........................................................         3,964         2,025
                                                                                                           -------    -----------
Income from operations..............................................................................         6,570         2,315
Interest and other expense, net.....................................................................         2,317         1,081
                                                                                                           -------    -----------
Income before income taxes..........................................................................         4,253         1,234
                                                                                                           -------    -----------
Net income..........................................................................................    $    2,508     $     728
                                                                                                           -------    -----------
                                                                                                           -------    -----------
Net income per share................................................................................    $     0.32     $    0.09
                                                                                                           -------    -----------
                                                                                                           -------    -----------
Shares used in computing pro forma net income(1)....................................................         7,830         7,830
EBITDA(2)...........................................................................................    $    8,820     $   3,745


                                                                                                         1997
                                                                                                      -----------

PRO FORMA
Revenues............................................................................................   $  17,734
                                                                                                      -----------
Gross profit........................................................................................       6,372
Selling, general and administrative expenses........................................................       2,716
                                                                                                      -----------
Income from operations..............................................................................       3,656
Interest and other expense, net.....................................................................       1,003
                                                                                                      -----------
Income before income taxes..........................................................................       2,653
                                                                                                      -----------
Net income..........................................................................................   $   1,565
                                                                                                      -----------
                                                                                                      -----------
Net income per share................................................................................   $    0.20
                                                                                                      -----------
                                                                                                      -----------
Shares used in computing pro forma net income(1)....................................................       7,830
EBITDA(2)...........................................................................................   $   4,940

BALANCE SHEET DATA

                                                                                                                          JUNE 30,
                                                                                                                            1997
                                                                                                                          ---------
                                                                                                                           ACTUAL
                                                                                                                          ---------
                                                                                                                             (IN
                                                                                                                          THOUSANDS)
Working capital (deficit)...............................................................................................  $  (1,450)
Total assets............................................................................................................     43,863
Total debt..............................................................................................................     25,974
Stockholders' equity....................................................................................................      2,853


                                                                                                                              AS

                                                                                                                          ADJUSTED(3
)
                                                                                                                          ----------
-

Working capital (deficit)...............................................................................................   $   9,835

Total assets............................................................................................................      52,897

Total debt..............................................................................................................      23,260

Stockholders' equity....................................................................................................      14,835


------------------------------

(1) Includes (i) 3,538,875 shares issued by the Company prior to this offering and the acquistions of the Mesa Companies and AWW, (ii) 1,700,000 shares issued to the stockholders of the Mesa Companies and AWW in conjunction with their acquisition, (iii) 1,500,000 shares issued in connection with the offering, and (iv) 1,090,713 shares representing the effect of outstanding warrants and options to purchase Common Stock, using the treasury stock method. Excludes 580,000 shares of Common Stock subject to options and warrants granted or to be granted in connection with the offering at an exercise price equal to or exceeding the initial public offering price and 468,750 shares issuable pursuant to options, the vesting of which are contingent upon the successful completion of certain corporate development activities.


(2) Under the Note Agreement, dated December 13, 1996, between the Company and Sanifill, the Company agreed to limit its overall indebtedness to 400% of its annual EBITDA. See "Certain Transactions--Campbell Wells Acquisition." EBITDA represents earnings presented above before interest, income taxes, depreciation and amortization expense. The earnings presented above do not include any interest expense related to the Predecessor's intercompany account with Sanifill. See the Introduction to the unaudited Pro Forma Financial Statements included elsewhere in this Prospectus. EBITDA is not a measure of cash flow, operating results or liquidity, as determined in accordance with generally accepted accounting principles, and differs from net cash provided by operating activities as determined under generally accepted accounting principles in that EBITDA excludes interest expense and does not reflect the effects of changes in working capital or deferred tax items. EBITDA should not be considered in isolation or as an alternative to, or more meaningful than, net income or cash flows provided by operations, as determined in accordance with generally accepted accounting principles. The pro forma EBITDA amounts shown for the Company may not be comparable to EBITDA as reported by or for other companies because the Company's pro forma EBITDA may not be calculated on the same basis as EBITDA as reported by or for other companies.


(3) Adjusted for the sale of 1,500,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $9.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND THE RELATED NOTES THERETO AND THE OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW


    The Company is engaged in two areas of the industrial and commercial wastewater segment of the nonhazardous liquid waste industry: the treatment and disposal of NCW, including the processing of NCW to recover finished products, and the treatment and disposal of NOW. On December 13, 1996, the Company acquired its NOW treatment and disposal operations from Campbell Wells/Sanifill. In June 1997, the Mesa Companies and AWW became wholly-owned subsidiaries of the Company in mergers which were accounted for under the pooling-of-interests method of accounting. The following discussion addresses the results of operations and financial condition of the Company as shown in the Consolidated Financial Statements which reflect the historical results of operations of the Company from its inception in November 1996 through December 31, 1996 and the six months ended June 30, 1997, and of the Mesa Companies and AWW for all periods presented. The following discussion also addresses the pro forma combined operating results of the Company to the extent necessary to better analyze the Company's consolidated results of operations. Pro forma operating results include the historical results of operations of the Predecessor for the period from January 1, 1996 through December 13, 1996 and for the years ended December 31, 1994 and 1995, with certain pro forma adjustments as described in the notes to the Pro Forma Financial Statements. The Pro Forma Financial Statements assume that the Campbell Wells Acquisition and the acquisitions of the Mesa Companies and AWW were consummated on January 1, 1994 and are not necessarily indicative of the results the Company would have obtained had these events actually then occurred or of the Company's future results.


    Revenues from NCW operations are derived from two principal sources: the sale of finished products (fats, oils and feed proteins processed and recovered from NCW) and tipping and collection fees received for treating and disposing of NCW. Prices of finished products fluctuate approximately in proportion to the prices of such products as reported by commodity pricing services. Finished products are sold primarily to customers in Mexico. Because substantially all of the Company's NCW operations are conducted in the United States and foreign sales are denominated and paid in U.S. dollars, the Company is generally not subject to direct foreign exchange gains and losses. Although such currency risk is borne by the Company's customers, foreign exchange rate fluctuations could affect the Company's business by making its products more expensive. See "Risk Factors--Foreign Sales." The Company does not believe that fluctuations in the Mexican peso and other foreign currencies have materially impacted its business in the past. NCW tipping and collection fees charged to customers vary per gallon by waste stream according to constituents of the waste, expenses associated with treating the waste and competitive factors.

    NOW revenues are derived from fees charged to customers for treating and disposing of NOW. These fees are based on the volume in barrels of waste delivered by a customer and the composition of the waste. Currently, such fees range from $.40 per barrel for salt water to $10.25 per barrel for oil-based drilling fluids; however, as of July 31, 1997, the market price for treatment and disposal of NOW consisting primarily of oil, grease, chlorides and heavy metals found in water-based and oil-based drilling fluids ranged from $6.75 to $10.25 per barrel, depending upon the makeup of the NOW. Accordingly, the Company believes that total NOW revenues are a better indicator of performance than is the average fee charged. Newpark is the largest customer of the Company's NOW operations, and accounted for approximately 49% of NOW revenues for the six months ending June 30, 1997. Under the terms of the Disposal Agreement assigned to the Company in connection with the Campbell Wells Acquisition, Newpark is obligated to deliver to the Company the lesser of (i) one-third of the barrels of NOW that Newpark receives for treatment and disposal in Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico and (ii) 1,850,000 barrels of NOW, in each case excluding saltwater. The Disposal Agreement also governs the price to be paid by Newpark to the Company. Currently, Newpark is paying $5.50 for each barrel of NOW delivered to the Company for treatment and disposal under the Disposal Agreement. On June 30, 1998 and on each subsequent December 31st and June 30th, the per barrel price to be paid by Newpark to the Company may be adjusted, but not to below $5.50 per barrel. See "Certain Transactions-- Newpark Agreements" and "Business--The Nonhazardous Liquid Waste Industry." Although the contractual price is lower than the price that the Company could obtain in the open market, Newpark's delivery obligations under the Disposal Agreement allow the Company to eliminate virtually all marketing and transfer expenses on NOW delivered under the Disposal Agreement. Accordingly, the Company's gross margin on this NOW volume generally is lower than the gross margin on NOW volume from customers other than Newpark, but the Company believes that operating margins on NOW volume from Newpark and other customers are comparable. The Company expects a disparity between the contract price and market price to continue for the duration of the Disposal Agreement. There is no absolute floor on the variable minimum delivery requirements under the Disposal Agreement and, therefore, a significant reduction in the volume of NOW generated in the Territory or in Newpark's market share could materially adversely affect the Company's results of operations and its liquidity. See "Risk Factors--Dependence on Oil and Gas Industry," and "--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices." Due to certain noncompete restrictions with Newpark related to offshore-generated NOW, the Company intends to focus its future marketing efforts toward inland generators of NOW. The Company believes that fees charged for services to inland generators will exceed those under the Disposal Agreement and, if its marketing efforts are successful, could improve both gross and operating margins.

    Depreciation and amortization expenses account for a substantial portion of the Company's expenses each period. Landfarms, which constitute approximately 43% of the Company's net property, plant and equipment, are amortized over 25 years. Other depreciable assets are expensed over periods ranging from three to 39 years.

    The Company anticipates that the NCW operations will represent a growing share of the Company's business and that the internal growth of the NCW operations will continue at a faster rate than the internal growth of NOW operations. Internal growth from NCW operations is expected to continue because of enactment of state-wide "full pump" regulations in Texas as well as recent and ongoing expansions of the Company's NCW processing and treatment facilities. See "Business--The Nonhazardous Liquid Waste Industry." In addition, the Company expects to focus its acquisition activity primarily in NCW-related businesses. See "Business--Strategy."

    When waste is unloaded at a given site, the Company recognizes the related revenue and records a reserve for the estimated amount of expenses to be incurred with the treatment of the NOW in order to match revenues with their related costs. As treatment occurs, generally over nine to twelve months, the reserve is released as expenses are incurred.


    The Company anticipates that it will benefit from the consolidation of certain overhead functions relating to the Campbell Wells Acquired Assets, the Mesa Companies and AWW, such as cash management, finance and insurance. In addition, the individual operations will have access to the combined financial resources of the Company, which are greater than the financial resources of the individual operations. These benefits, however, cannot be accurately quantified and, to the extent they materialize, will be offset in part or in whole by increased corporate general and administrative expenses relating to the combined entities.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 AND 1996


    REVENUES. Revenues increased to $17.7 million in the first six months of 1997 as compared to $6.8 million in the first six months of 1996. NOW operations are not included in results of operations for the first six months of 1996. On a pro forma basis to reflect NOW operations in both periods, revenues for the first six months of 1997 increased by 23.4% from pro forma revenues of $14.4 million in the first six months of 1996. Of total revenues in the first six months of 1997, NOW operations contributed 56.0%, finished product sales contributed 36.0% and NCW tipping and collection fees contributed 8.0%. During the first six months of 1996, pro forma revenues were derived 53.0% from NOW operations, 43.8% from finished product sales and 3.2% from NCW treatment and disposal (tipping and collection fees).


    Revenues for the first six months of 1997 from NCW operations increased by 15.6% from the first six months of 1996. Revenues from the sale of finished products decreased by 0.3%, while revenues from NCW treatment and disposal increased by 112.6%. The average price per pound for finished product sales decreased by 5.8%, which was offset by a 5.9% increase in volume. The lower average price per pound and the increased volume in the first six months of 1997 are primarily due to the introduction of lower-priced higher-margin products from the South Texas processing facility, which was purchased in September 1996, and which the Company expects will generate a larger share of total finished product output and NCW revenues for 1997. The increase in NCW treatment and disposal revenues was attributable to a 183.4% increase in volume, most of which occurred at the Houston facility, reflecting the expanded permitted volume and waste capabilities of the facility and implementation of the "full pump" regulations in Houston. The 1997 period also includes a full six months of collection revenues from a NCW collection business acquired by the Company in March 1996.


    Revenues for the first six months of 1997 from NOW operations increased by 30.3% from pro forma revenues during the first six months of 1996. The Company received 2,244,000 barrels of NOW for treatment in the first six months of 1997, a 19.6% increase over the 1,877,000 barrels received on a pro forma basis during the first six months of 1996, primarily due to a large one-time delivery of NOW from a blown-out well and increased deliveries of inland-generated NOW. Pro forma revenues in the 1996 and 1997 periods are not comparable because 1996 revenues from offshore-generated NOW reflect intercompany transfer prices established by Sanifill between its transfer station operations and the Predecessor while such revenues in 1997 reflect the price paid by Newpark under the Disposal Agreement. Deliveries of NOW by Newpark from September 1996 through June 1997 were ahead of its annualized contractual obligation. Newpark has reduced monthly deliveries and is expected to be at the level of the minimum contractual volumes by the end of 1997. For the year, the Company expects total NOW revenues to be equal to or slightly higher than what they were in 1996 on a pro forma basis. Overall, because of the Company's strong pro forma results for the second half of 1996, the Company does not expect that either its total revenues or its net income for the second half of 1997 will be significantly greater than its total pro forma revenues and net income for the second half of 1996, respectively.



    GROSS MARGINS. The Company's gross margin increased to 35.9% in the first six months of 1997 from 14.9% in the first six months of 1996, reflecting the higher margin contribution of the NOW operations in the 1997 period. On a pro forma basis, gross margin in the first six months of 1996 was 30.2%. NOW operations contributed 76.5% and 76.8% of the Company's actual and pro forma gross profits, respectively, during the first six months of 1997 and 1996, respectively.


    Gross margin in the NCW operations increased from 14.9% in the first six months of 1996 to 19.1% in the first six months of 1997. Improvement in the gross margin in NCW operations reflects the increased share of higher-margin NCW treatment and disposal operations. Gross margin on finished products improved due to relatively lower product costs. In addition, the Company expects gross margin on finished products to continue to improve as output of the South Texas facility increases due to higher margins generated on the blends of finished products processed and recovered at that facility. Since the first quarter of 1996, the Company also has emphasized short-term contractual commitments to control margins in its finished products operations. This increase in the gross margin on NCW treatment and disposal was attributable to increased throughput at the Houston facility. Pro forma gross margin in the NOW operations increased from 43.8% in the first six months of 1996 to 49.1% in the first six months of 1997 due primarily to increased volumes.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $2,716,000 in the first six months of 1997 from $527,000 in the first six months of 1996, as a result of the addition of the NOW operations in December 1996. Pro forma selling, general and administrative expenses increased by $691,000, from 14.1% of pro forma revenues in the first six months of 1996 to 15.3% of pro forma revenues in the first six months of 1997, primarily due to $400,000 of nonrecurring expenses associated with the acquisitions of the Mesa Companies and AWW and additional personnel at the corporate headquarters. The Company also expects selling, general and administrative expenses to increase in relation to revenues due to additional expenses associated with being a public company.


    INTEREST AND OTHER EXPENSES. Net interest and other expenses increased to $1,137,000 in the first six months of 1997 from $96,000 in the first six months of 1996, primarily as a result of interest expense on debt incurred in the Campbell Wells Acquisition.


YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUES. Revenues in 1996 totalled $14.3 million versus $11.1 million in 1995. On a pro forma basis, revenues increased by 18.6% to $31.1 million in 1996 from $26.2 million in 1995. Of total pro forma revenues, NOW operations contributed 56.8% in 1996 and 57.6% in 1995, finished product sales contributed 36.5% in 1996 and 37.3% in 1995, and NCW tipping and collection fees contributed 6.7% in 1996 and 5.1% in 1995.

    Finished product sales increased by 16.1% from 1995 to 1996 and NCW tipping and collection fees increased by 56.4%. This increase in revenues from the sale of finished products was due to a 4.5% increase in volumes and an 11.2% increase in the average price per pound. The increase in volumes, in turn, resulted from increased production of certain blends of product in response to market demand. The increased price per pound was attributable to product mix and generally higher market prices. NCW treatment and disposal volumes in 1996 increased by 33.9% and the average price per gallon increased by 18.4%. The increase in NCW volumes reflects growth of the Houston market. The increase in the average price per gallon was primarily attributable to collection revenues obtained in the Company's acquisition of a NCW collection business in March 1996.

    Pro forma revenues from NOW operations increased by 16.9%. The number of barrels received for treatment increased by 16.6% to 3,260,000 barrels in 1996 from 2,796,000 barrels in 1995, primarily due to increased deliveries of pit remediation NOW. The Company expects that the volume of NOW delivered for treatment and disposal in 1997 will be slightly lower than 1996 volume because of the restrictions and limited contractual delivery requirements under the Disposal Agreement. See "Certain Transactions-- Newpark Agreements."

    GROSS MARGINS. The Company's gross margin increased to 17.5% in 1996 from 10.7% in 1995, reflecting improved margins in the NCW operations, as well as the addition of the NOW operations at the end of 1996. Pro forma gross margin was 33.8% in 1996, as compared to 31.7% in 1995. During 1996 and 1995, NOW operations contributed approximately 80.8% and 85.7%, respectively, of pro forma gross profit.

    Gross margin in the NCW operations increased to 15.1% in 1996 from 10.7% in 1995. This improvement is attributable to increased sales of finished products, lower per unit processing costs, lower per unit costs of raw materials, and increased revenues from treatment and disposal, offset in part by increased personnel expenses. The Company believes that gross margin on finished product sales improved because of increased capacity and utilization of the processing facilities, resulting in more efficient operations. Pro forma gross margin in the NOW operations increased to 48.1% in 1996 from 47.2% in 1995. This improvement is primarily the result of increased volumes in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. In 1996, selling, general and administrative expenses increased to $1,440,000 from $863,000 in 1995. The majority of the increase relates to the addition of the NOW operations at the end of 1996. On a pro forma basis, selling, general and administrative expenses increased from $3,852,000 in 1995 to $3,964,000 in 1996. However, pro forma selling, general and administrative expenses were reduced to 12.7% of 1996 pro forma revenues from 14.7% of 1995 pro forma revenues, primarily due to improved economies of scale.

    INTEREST AND OTHER EXPENSES. Net interest and other expenses increased to $309,000 in 1996 from $177,000 in 1995, primarily as a result of interest expense related to the Campbell Wells Acquisition.

YEARS ENDED DECEMBER 31, 1995 AND 1994

    REVENUES. Revenues increased from $8.0 million in 1994 to $11.1 million in 1995, primarily as a result of increased finished products sales. The Company experienced a 14.7% increase in pro forma revenues from $22.9 million in 1994 to $26.2 million in 1995. For 1995, NOW operations contributed 57.6% to total pro forma revenues, while finished product sales contributed 37.3% and NCW treatment and disposal revenues contributed 5.1%. During 1994, pro forma revenues were derived 64.9% from NOW operations, 30.7% from finished product sales and 4.5% from NCW treatment and disposal revenues.

    Revenues from the sale of finished products increased by 39.6% while revenues from NCW treatment and disposal increased by 30.0%. The volume of finished products sold in 1995 increased by 28.9% in 1995 due to an expansion of the Company's processing capacity during 1995. In addition, the average price per pound increased by 8.6% from 1994 to 1995, reflecting general market price changes. NCW treatment and disposal volumes increased by 55.1% in 1995, primarily from the addition of a major collection client in 1995. The average tipping fee per gallon of NCW received for treatment and disposal fell by 21.2% from 1994 to 1995, due to competitive pricing on volumes from a major collection client and changes in the mix of waste delivered for treatment and disposal. Pro forma revenues from NOW treatment increased by 1.8%.

    GROSS MARGINS. The Company had a gross margin of 10.7% in 1995 versus 6.0% in 1994. Pro forma gross margin was 31.7% in 1995 compared to 33.6% in 1994. In 1995, NOW operations accounted for 85.7% of the Company's pro forma gross profit, as compared to 93.7% in 1994.

    Gross margin in the NCW operations increased to 10.7% in 1995 from 6.0% in 1994. Improvement in the gross margin from 1994 to 1995 was due primarily to increases in volume and associated operating efficiencies, as well as a more favorable product mix. Pro forma gross margin in the NOW operations decreased to 47.2% in 1995 from 48.5% in 1994 due to changes in operating protocols which led to the addition of personnel. Changes were made in 1995 to eliminate these unnecessary personnel costs.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $863,000 in 1995 from $643,000 in 1994. Pro forma selling, general and administrative expenses increased to $3,852,000 in 1995, 14.7% of 1995 pro forma revenues, from $3,269,000 in 1994, 14.3% of 1994 pro forma revenues, due to personnel additions.

    INTEREST AND OTHER EXPENSE. Net interest and other expenses totalled $177,000 in 1995 and $109,000 in 1994 because of debt financing on capital expenditures in the NCW operations.

LIQUIDITY AND CAPITAL RESOURCES


    The Company had a net working capital deficit of $1,450,000 at June 30, 1997, compared to net working capital of $137,000 at December 31, 1996. The Company made a total of $5.6 million in principal reductions on the $27.8 million Sanifill Note in December 1996 and January 1997. In connection with the Company's acquisitions of the Mesa Companies and AWW, the Company agreed to pay from the proceeds of this offering approximately $2.1 million of long-term debt of the acquired entities, which agreement caused these amounts to be reclassified as current liabilities and, thus, created the net working capital deficit at June 30, 1997. On a pro forma basis to give effect to the offering (assuming an initial public offering price of $9.50 per share) and the application of the net proceeds thereof, pro forma working capital at June 30, 1997 was $9,835,000.



    The Company's capital requirements for its continuing operations consist of its general working capital needs, scheduled principal payments on its debt obligations and capital leases, and planned capital expenditures. The Company anticipates that its net working capital requirement will increase by approximately $1 million during 1997 due to internal growth of its business.


    Capital expenditures for 1997 are budgeted at approximately $3.9 million. Of this amount, approximately $1.9 million is budgeted to be invested in the NOW operations on heavy equipment and expenditures related to the relocation of the Company's headquarters and other operating offices. The remaining amount is budgeted to be invested in the Company's NCW operations to increase capacity and comply with regulatory requirements. The Company plans to use a portion of the net proceeds of this offering to fund budgeted capital expenditures. See "Use of Proceeds."

    At June 30, 1997, the Company had established a $2.5 million reserve to provide for the cost of future closures of landfarms. The amount of this unfunded reserve is based on the estimated total cost to the Company of closing the facilities as calculated in accordance with the applicable regulations. Applicable regulatory agencies require the Company to post financial assurance with the agencies to assure that all waste will be treated and the facilities closed appropriately. The Company has in place a total of $4 million of financial assurance in the form of a letter of credit and bonds.

    The Company believes that the proceeds from this offering and the cash flow which is expected to be generated by operations will be sufficient to provide the Company's capital requirements for continuing operations for at least the next 12 months.

    The Company also plans to pursue acquisitions of businesses in the nonhazardous liquid waste industry, and expects to use a portion of the proceeds of this offering for such future acquisitions. It is anticipated that additional capital may be required to pursue the Company's acquisition strategy and, therefore, following the completion of this offering, the Company intends to seek a line of credit for general working capital purposes and to finance, in whole or in part, future acquisitions. Any such line of credit must comply with the Company's agreements with Sanifill. See "Certain Transactions--Campbell Wells Acquisition." In addition, there can be no assurance that the Company will be able to obtain such a line of credit on terms reasonably acceptable to the Company.

                                    BUSINESS

    The Company was organized in November 1996 to become a leading national provider of services for the treatment, processing, recovery and disposal of nonhazardous liquid wastes, including NCW and NOW. On December 13, 1996, the Company acquired from Campbell Wells certain assets used in the treatment and disposal of NOW and naturally occurring radioactive material ("NORM") generated in the exploration for and production of oil and natural gas. In January 1997, the Company ceased accepting NORM for treatment and disposal. On June 16, 1997, the Company implemented a one for two reverse split of its Common Stock. On June 17, 1997, the Company acquired all of the issued and outstanding stock of each of the Mesa Companies and AWW in exchange for an aggregate of 1,700,000 shares of Common Stock. The acquisitions of each of the Mesa Companies and AWW were accounted for under the pooling-of-interests method of accounting.

    The Company's executive offices are located at 411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-3545, and its telephone number is (281) 272-4500.

THE NONHAZARDOUS LIQUID WASTE INDUSTRY

    GENERAL. The Company is engaged in two areas of the industrial and commercial wastewater segment of the nonhazardous liquid waste industry: the treatment and disposal of NCW, including the processing of NCW to recover finished products, and the treatment and disposal of NOW generated in the exploration for and production of oil and natural gas. Through its NCW facilities located throughout Texas, the Company processes used cooking oil and other food processing residuals to recover medium-grade fats and oils. In addition, the Company receives fees to collect, process and dispose of other NCW. The Company also manages, treats and disposes of NOW, which consists primarily of oil, grease, chlorides and heavy metals found in oil-based and water-based drilling fluids, as well as cuttings, saltwater, workover completion fluids, production pit sludges and soil containing these materials.

    NONHAZARDOUS COMMERCIAL WASTE ("NCW"). The Company operates five NCW facilities which process used cooking oil and other food processing residuals received from restaurants, meat processors, other food processors, grocery stores and other generators to recover finished products consisting of fats, oils and feed proteins which are sold for use as ingredients in livestock feed and chemicals. In addition, the Company receives fees to collect and process NCW such as grease trap waste (from which the Company also produces low-grade fats, oils and feed proteins for sale) from restaurants and other food manufacturing and preparation facilities, grit trap waste from car washes and other types of industrial wastewaters. The Company operates a fleet of vehicles to collect NCW directly from over 6,000 NCW generators and also receives NCW from independent transporters servicing thousands of additional generators. In October 1996, the Company began construction in Fort Worth of a sixth NCW facility which is expected to begin production in September 1997. Two of the five existing NCW facilities also treat and dispose of grease trap waste, and one of these two facilities also treats and disposes of grit trap waste, oil-contaminated water and other NCW.

    The Company's NCW operations benefit from federal, state and local regulations prohibiting the disposal of used cooking oil, grease and grit trap waste and other NCW in municipal collection and treatment systems. Although restaurants and other food manufacturing and preparation facilities, car washes and other industrial operations have produced NCW for years, regulations governing the management of NCW, and the enforcement of such regulations, have become increasingly stringent. For example, effective as of October 1993, Subtitle D of RCRA banned the disposal of untreated bulk liquid wastes in landfills.

    State and local regulations also have a significant impact on generators of grease and grit trap waste and other NCW. For example, effective in March 1997, the Texas Natural Resource Conservation Commission (the "TNRCC") implemented state-wide "full pump" regulations requiring 100% evacuation of all grease and grit traps and proper disposal of the full volume of each trap. The state-wide "full pump" regulations, together with a similar "full pump" ordinance implemented by the City of Houston in

April 1997, have increased demand for the services provided by the Company's NCW treatment facility in Houston and are expected to create opportunities for receipt of NCW from markets other than the major metropolitan areas in which the Company currently operates. Similar regulations had previously been in effect in the Dallas/Fort Worth area. The failure of governmental authorities to enforce such "full pump" regulations and ordinances could, however, diminish the demand for the Company's NCW treatment and disposal services.

    NONHAZARDOUS OILFIELD WASTE ("NOW"). The Company treats and disposes of NOW at five landfarming and landfilling facilities located in Louisiana and Texas. During 1996, these facilities treated and disposed of approximately 3.4 million barrels of NOW. Through the processes described in "Operations and Services Provided-NOW" below, the Company treats NOW to below prescribed regulatory levels and then transports the resulting material to on-site stockpile areas for storage.

    The market for NOW treatment and disposal results from waste produced in the drilling and production of oil and gas wells and governmental regulations governing its treatment and disposal. Louisiana, Texas and certain other oil and gas producing states have enacted comprehensive laws and regulations governing the proper management of NOW. Under Louisiana and Texas regulations, if NOW cannot be treated for discharge or disposed of at the well where it is generated, it must be transported to a licensed NOW treatment or disposal facility. There are three primary alternatives for off-site treatment and disposal of NOW available to generators in the Gulf Coast: (i) landfarming and landfilling services, which the Company provides; (ii) underground injection; and (iii) processing and conversion of the NOW into a reuse product. In addition, federal regulations restrict, and in some cases prohibit entirely, the discharge of NOW into U.S. waters. Consequently, many operators of exploration and production facilities, including major and independent oil companies, are retaining third parties such as the Company to manage their NOW on an ongoing basis. See "Risk Factors--Dependence Upon NOW Exemption Under RCRA and Other Environmental Regulations" and "--Dependence on Oil and Gas Industry."


    The Company believes that market conditions in the Gulf Coast NOW disposal market are positive for the following reasons. First, offshore drilling, which currently generates a substantial portion of the NOW delivered to the Company, is strong. The Company estimates that over 95% of NOW is generated from drilling operations. Second, the number of wells drilled to depths in excess of 15,000 feet has steadily increased in the Gulf of Mexico and inland over the past several years. The Company believes that the drilling of deeper wells benefits the NOW disposal market due to larger volumes and complexities of drilling fluids used and the additional cuttings generated. Finally, the Company believes that, as federal and state regulations governing the disposal of NOW are further tightened, a greater percentage of NOW will be transported from well sites for treatment and disposal, thereby increasing the overall market. For example, effective as of January 1, 1997, federal regulations prohibit the discharge of any NOW in the coastal zone of the Gulf of Mexico (generally including inland waters and transition zone onshore areas). In addition, in September 1996, the comment period expired for proposed EPA zero-discharge regulations for the territorial seas of Louisiana and Texas (I.E., beginning at the line of ordinary low water along the part of the coast that is in direct contact with the open sea and extending three nautical miles). Final regulations are expected to be promulgated in late 1997 or early 1998. See "--Regulatory Background."


    Under the terms of its agreements with Newpark, the Company is contractually prohibited from accepting from anyone other than Newpark NOW generated in the Gulf of Mexico and certain other areas and receives for NOW delivered by Newpark a price per barrel less than the open market price. However, each year, the Company is contractually entitled to receive from Newpark not less than the lesser of (i) one-third of the barrels of NOW that Newpark receives for processing and disposal in Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico, and (ii) 1,850,000 barrels of NOW, in each case excluding saltwater. Because Newpark is obligated to deliver no more than 1,850,000 barrels to the Company no matter how large the offshore NOW market (or Newpark's share of it is), the ability of the Company to participate in any substantial growth of the offshore NOW market may be limited. However, growth or stability in the offshore NOW market would increase the likelihood that the Company will receive at least 1,850,000 barrels of NOW annually from Newpark. See "Certain Transactions--Newpark Agreements."

    The Disposal Agreement does not restrict the Company's ability to receive inland-generated NOW that is delivered to the Company's landfarms from the generation site by land transportation. Land-based drilling activity in Texas and Louisiana continues to be strong. In addition, inland markets are also experiencing the trend towards deeper wells, which generate greater volumes and complexities of NOW. Because the Company is currently receiving a higher price per barrel (and higher profit margins) from NOW generated onshore than NOW generated offshore and because of the contractual prohibitions in the Disposal Agreement, the Company intends to focus its marketing efforts towards inland generators of NOW.


    The Company expects that its NOW operations will expand through growth of existing operations and, potentially, expansion into new geographic areas. The Company believes that other NOW treatment and disposal opportunities exist in other regions of the United States, particularly in those states with significant oil and gas exploration activity.

STRATEGY

    The Company plans to become a leading national provider of services for the treatment, processing, recovery and disposal of NCW and NOW by expanding through acquisitions and continued internal growth.

    ACQUISITIONS. The Company believes the NCW industry is highly fragmented. As a result, the Company believes that it has a significant opportunity to implement an acquisition strategy that consolidates the industry. The Company anticipates that acquisition candidates in the NCW markets will typically have annual revenues ranging from $1 million to $10 million. The key elements of the Company's acquisition strategy are:

        ENTER NEW GEOGRAPHIC MARKETS. In new markets, the Company intends to target one or more leading local or regional companies providing NCW treatment, processing, recovery and disposal services. The Company will seek acquisition targets that have the customer base, technical skills and infrastructure necessary to be a core business into which other NCW operations can be consolidated.


        EXPAND WITHIN MARKETS. Once the Company has entered a market, it will seek to expand its market penetration and range of services offered through "tuck-in" acquisitions of other local companies, whose operations can be integrated into an existing Company operation or expanded to provide additional NCW services.


        ACQUIRE COMPLEMENTARY BUSINESSES. The Company will focus on its traditional markets in the NCW treatment, processing, recovery and disposal business and may acquire companies providing complementary services to the same customer base, such as biosolids management and rendering businesses. This will enable the Company to offer its customers comprehensive, single source NCW treatment, processing, recovery and disposal services in certain markets.


    In addition, the Company may seek to acquire other NOW landfarms and landfills, as well as environmental service businesses providing complementary services to its NOW customers, such as the cleaning and rental of containers used to store and transport NOW. The Company's ability to expand its NOW operations is limited, however, by the Company's contractual arrangements with Newpark. See "Risk Factors--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices."


    The Company believes it will be regarded by certain acquisition candidates as an attractive acquiror because of: (i) the Company's strategy for creating a national, comprehensive and professionally managed nonhazardous liquid waste company, which capitalizes on cross-marketing and business development opportunities; (ii) the Company's increased visibility and access to financial resources as a public company; (iii) the potential for owners of the businesses being acquired to participate in the Company's planned internal growth and growth through acquisitions, while realizing liquidity; and (iv) the Company's management team which includes individuals with successful track records operating businesses in the waste management industry and acquiring new businesses. See "Risk Factors--Risks Related to the Company's Acquisition Strategy."

    After the completion of this offering, the Company intends to register 3,000,000 additional shares of Common Stock under the Securities Act for use in connection with future acquisitions. See "Description of Securities--Shares Eligible for Future Sale." After the completion of this offering, the Company also intends to seek a line of credit to be used for future acquisitions and working capital. There can be no assurance, however, that such a line of credit can be obtained. In addition, any debt instruments issued in making acquisitions and any borrowings made under any such line of credit (and any preacquisition debt owed by acquired companies) must be within the limits permitted by the Company's note agreement with Sanifill. See "Certain Transactions--Campbell Wells Acquisition." The Company currently has no agreements or understandings to make any acquisitions.


    INTERNAL GROWTH. A key component of the Company's strategy is to continue the internal growth of its existing operations and subsequently acquired businesses. The elements of the Company's internal growth strategy include:

        ESTABLISH REPUTATION AS SINGLE SOURCE PROVIDER. The Company believes there are a number of restaurant chains which would prefer to have a single source provider for the collection, treatment and disposal of grease trap wastes and used cooking oils, but are unable to do so because the NCW treatment industry is fragmented. Similarly, opportunities exist in the grit trap market for multi-unit car wash owners. The Company intends to market itself as a multi-city, single source provider for such restaurant chains and multi-unit car wash owners.

        EXPAND EXISTING FACILITIES AND TYPES OF NCW ACCEPTED. The Company intends to invest in its existing NCW treatment facilities to expand physical plant size and to increase the treatment capabilities of its facilities, and will seek to amend its permits for certain facilities in order to receive additional waste streams. The Company also plans to expand its collection infrastructure in order to increase plant utilization.

        CAPITALIZE ON TRENDS TOWARDS OUTSOURCING AND PRIVATIZATION. In response to Subtitle D of RCRA, some municipalities began accepting certain types of NCW at their wastewater treatment plants because local generators were no longer allowed to dispose of their NCW at landfills. As private market alternatives have become available, some of those municipalities are again refusing to accept NCW for treatment and disposal at their main treatment plants. As a result, opportunities may exist for the Company to develop separate NCW treatment facilities in cooperation with municipalities. Likewise, companies in the private sector are increasingly recognizing the need to engage third parties such as the Company to handle their NCW on an ongoing basis.

        INCREASE INLAND NOW BUSINESS. Because of the Company's contractual arrangements with Newpark which limit the Company's offshore activities as well as the price paid to it by Newpark per barrel of NOW treated and disposed, but which guarantee the Company a substantial volume of offshore NOW, the Company intends to focus its marketing efforts towards inland generators of NOW. See "Certain Transactions--Newpark Agreements." The Company believes that focusing its marketing efforts in this manner will increase the total amount of NOW that is delivered to the Company for treatment and disposal.

        Further, the Company believes that there is a substantial amount of NOW stockpiled in onshore surface pits. The Company currently estimates that less than one million barrels of such stockpiled NOW is treated each year and that such amount would grow substantially if state regulations requiring remediation of these onshore surface pits are further tightened and enforced. See "Risk Factors-- Absence of Combined Operating History" and "--Reliance on Key Personnel; Management of Growth" and "Business--Regulatory Background--State and Local Regulations."

See "Risk Factors--Risks Related to Operating and Internal Growth Strategy."

OPERATIONS AND SERVICES PROVIDED

    The Company provides a range of services for the treatment, processing, recovery and disposal of NCW and NOW and, as part of its NCW treatment and processing operations, the Company manufactures finished products which are sold primarily to producers of livestock feed and chemicals in Mexico for use as ingredients in such products.

  NCW

    FINISHED PRODUCTS. The Company processes used cooking oil and other food processing residuals received from restaurants, meat processors, other food processors, grocery stores and other generators, as well as lower-grade materials recovered from its treatment of grease trap waste, to produce finished products. The Company sells these finished products almost exclusively in Mexico to producers of livestock feed and chemicals.

    The Company believes that the primary constraint in its finished product operations is its ability to procure used cooking oil and other food processing residuals which are used in the production of finished products. Such used cooking oil and other food processing residuals are collected in one of the following three manners:

    - COMPANY ROUTES: Company drivers service clients on pre-established routes. These clients are secured through the Company's sales staff and agreements are entered into whereby the Company agrees to pick up the materials at the clients' facilities. In most cases, clients are paid per pound of material collected. The Company currently collects used cooking oil from approximately 6,000 restaurants.

    - THIRD PARTY TRANSPORTERS: The Company purchases used cooking oil and other food processing residuals from third parties that acquire such materials from clients and routes serviced by them.

    - BULK PURCHASES: The Company purchases used cooking oil and other food processing residuals in bulk as needed. Such bulk purchases are typically made in tanker and railcar size loads and are shipped directly to the Company's Laredo plant for mixing and/or refining.

    Used cooking oil is deposited by clients into containers supplied by the Company. The contents of these containers are then loaded by Company drivers onto trucks. The frequency of service is determined by the volume of used cooking oil generated by the client's establishment. After delivery to Company facilities, the used cooking oil is processed by heating, settling and treating, as well as by refining and mixing. The finished products are fats, oils and feed proteins of various grades. Grease trap waste is processed in a similar manner to produce lower-grade finished products.

    The Company's finished products are commodities, the prices of which are reported by commodities pricing services. While the Company's prices for its finished products are generally influenced by reported prices, historically the Company has generally been able to achieve above-average prices due to particular supply/demand dynamics. There can be no assurance, however, that sales of finished products in Mexico will continue to generate higher prices than if the products were sold elsewhere. See "Risk Factors-- Impact of Commodity Prices."

    The Company's finished products are distributed by truck/tanker-trailers from the various processing facilities to Laredo for mixing and final preparation. The finished products are then distributed to customers by truck and/or rail from Laredo.

    CUSTOMERS. The Company's customers for its finished products are almost exclusively producers of livestock feed and various chemicals located in Mexico. Sales of finished products to customers in Mexico represented approximately 80%, 82% and 70% of total revenues, and approximately 28%, 35% and 32% of total pro forma revenues, for the years ended December 31, 1994, 1995 and 1996, respectively. Sales to Bachoco represented approximately 52%, 62% and 43% of total revenues, and approximately 18%, 26% and 20% of total pro forma revenues, for such years. Marketing activities are conducted through the Company's marketing department in Fort Worth. The Company obtains payment protection for most foreign sales by requiring letters of credit issued or guaranteed by U.S. banks. The Company invoices in U.S. dollars in order to avoid currency exchange losses or foreign exchange control difficulties. See "Risk Factors--Foreign Sales," "--Concentration of Customers," and "--Concentration of Credit Risks."

    TREATMENT AND DISPOSAL OPERATIONS. At its Dallas facility and one of its Houston facilities, the Company treats and disposes of NCW generated by various types of businesses. Revenues are earned from tipping fees paid by customers. Grease trap waste from restaurants and other food manufacturing and preparation facilities, grit trap waste from car washes and other types of NCW are transported to the Company's facilities in vacuum trucks, trailers and other transportable containers. The Company operates a fleet of vehicles to service grease traps in the Dallas/Fort Worth area. In this market, the Company has both regular and call-in customers that pay for the Company to service their grease traps. In the Houston metropolitan area, other than used cooking oil, the Company does not collect any NCW for processing. Accordingly, its customers in this area are typically independent transporters that collect NCW from their own customers and deliver the NCW to the Company for treatment and disposal.

    Using a variety of physical, chemical, thermal and biological techniques, the NCW is broken down into constituent components. At the Company's facilities, water extracted from the NCW is pretreated and then discharged into the municipal sanitary sewer system, recyclables, such as recovered greases, are transported to one of the Company's cooking oil processing facilities for use in producing lower-grade fats, oils and feed proteins, and solid materials are dried and disposed of in a solid waste landfill.


    The Company's NCW treatment facilities are designed to treat and dispose of NCW that cannot be lawfully deposited into municipal collection and treatment systems. The Company's Dallas facility is the only grease and grit trap waste processing facility in Texas which also has the required regulatory approvals from the Texas Health Department for operation as a used cooking oil rendering facility. One of the Company's Houston facilities is the only grease and grit trap waste processing facility in the Houston area which also accepts nonhazardous industrial waste.


  NOW

    At its five NOW facilities located in Louisana and Texas, the Company treats and disposes of NOW that is generated in the exploration for and production of oil and natural gas. NOW consists primarily of oil, grease, chlorides and heavy metals found in oil-based and water-based drilling fluids, as well as cuttings, saltwater, workover and completion fluids, production pit sludges and soil containing these materials.

    Landfarming involves six distinct stages. NOW is brought to the Company's facilities in trucks and on barges and the delivered waste materials are then tested. Materials which do not qualify as permitted NOW in accordance with applicable state regulations are rejected. Accepted NOW is then loaded into treatment cells at the rate of approximately 15,000 barrels per acre. This loading process creates a layer of NOW approximately two feet thick across the treatment cell. Next, the treatment cell is flooded with fresh water and mixed to dissolve salts and soluble materials. Saltwater is then pumped out through a collection system and typically disposed of at a saltwater injection well on-site. This flooding process is typically repeated several times. The NOW is then processed to remove organic contamination through biological degradation. The treatment cells are periodically agitated to ensure that the microbes receive sufficient oxygen, sunlight and water. Total treatment of a cell takes approximately nine to twelve months. In the final stage, the remaining material is tested to ensure compliance with regulatory requirements. Thereafter, the material is transported to on-site stockpile areas for storage.

    In connection with the Campbell Wells Acquisition, Sanifill assigned to the Company its rights and obligations under the Disposal Agreement between Sanifill and Newpark. Pursuant to the terms of the Disposal Agreement, through June 30, 2021, Newpark is obligated to deliver to the Company on an annual basis for treatment and disposal at certain of its Louisiana landfarms the lesser of (i) one-third of the barrels of NOW that Newpark receives for processing and disposal in Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico and
(ii) 1,850,000 barrels of NOW, in each case excluding saltwater. The Disposal Agreement also governs the price to be paid by Newpark to the Company for delivered NOW. The contractual price is lower than the price for treatment and disposal that the Company would obtain in the open market, and the Company expects such price disparity to persist for an indefinite time period. Currently, Newpark is paying to the Company $5.50 for each barrel of NOW delivered to the Company under the Disposal Agreement. On June 30, 1998 and on each subsequent December 31st and June 30th occurring during the term of the Disposal Agreement, the per barrel price to be paid by Newpark to the Company will be adjusted. Adjustments are made based upon changes occurring in the average prices received by Newpark from customers for NOW treatment and disposal and other related services performed by Newpark during the six-month period ending on the applicable adjustment date compared, on a percentage basis, to the average prices received by Newpark from customers for such disposal and services during the six-month period commencing 12 months prior to such adjustment date and concluding six months prior to such adjustment date. The adjusted price will be applied retroactively to all invoices received by Newpark from the Company during the six-month period preceding the applicable adjustment date. In no event, however, will the price paid by Newpark to the Company be less than $5.50 per barrel. For a more thorough summary of the Disposal Agreement and related transactions, see "Certain Transactions--Newpark Agreements." See also "Risk Factors--Dependence on Newpark for Offshore-Generated NOW; Covenant Not to Compete; and Obligation to Treat NOW Received from Newpark at Below-Market Prices."

    In addition to NOW received from Newpark (which is primarily offshore-generated NOW), the Company receives NOW generated on land within Louisiana and Texas. Due to its contractual arrangements with Newpark which limit the Company's offshore activities as well as the lower price per barrel paid to the Company by Newpark, the Company intends to concentrate its marketing efforts towards inland generators of NOW. The Company believes that this strategy will increase the total amount of NOW that is delivered to the Company for treatment and disposal.

    All of the Company's landfarms (except Elm Grove, Louisiana) have water access, a key factor enabling barge transport of the NOW and reducing transportation costs. As part of the Company's predecessor's contractual arrangements with Newpark, however, the dock facilities at the Company's other three Louisiana landfarms have been leased to Newpark until August 31, 2021.

    The Company's Bustamonte, Texas facility generally accepts inland-generated NOW generated within a radius of 150 miles. The Bustamonte facility uses a combination of landfarming and landfilling, due primarily to the dry climate in South Texas. The treatment process used is similar to Louisiana landfarming although the NOW is dispersed and dried, rather than flushed with fresh water, prior to stockpiling in on-site, synthetically-lined landfilled areas.

COMPETITION

    NCW. In its NCW operations, the Company must compete for the procurement of used cooking oil and other food processing residuals necessary to manufacture its finished products. The limited availability of these higher-grade raw materials causes competition among processors who bid for suppliers' materials. The amount of used cooking oil and other food processing residuals processed directly affects the amount of finished goods produced.

    The Company purchases used cooking oil and other food processing residuals utilized to process its finished products from clients on pre-established routes, independent transporters and in bulk. A number of companies, some of which have substantially greater resources than the Company, compete for such materials through purchases from independent transporters and direct purchases from restaurants. Because the Company competes with independent transporters in some markets with respect to the collection of these materials, some independent transporters may be reluctant to deliver collected materials to the Company for processing.

    The Company also competes in the sale of finished products with other processors of used cooking oil, as well as with producers of other alternative commodities. However, few competitors have established a customer base in Mexico due to, among other things, the complexity of shipments across the border, lack of long-term business relationships in Mexico, and the uncertainty of the Mexican economy. In addition, there are inadequate supplies of fats and oils available to Mexican customers from Mexican suppliers. Companies affiliated with Thomas B. Blanton, the Company's Vice President--NCW Operations, have been conducting business in Mexico for over 20 years and have several long-time customers. Competition for sales of finished products to the Company's Mexican customers can be expected to increase. There can be no assurance, however, that the Company will be able to continue to export most of its finished products to Mexico or continue to receive higher prices from sales to Mexican customers than would be available from U.S. customers. See "Risk Factors--Foreign Sales."

    The Company has also developed proprietary products that have been used by its customers as substitutes for other more expensive products previously used as ingredients in goods produced by such customers. The Company believes that these proprietary products provide it a competitive edge over competitors in the sale of certain finished products.

    The business of treating and disposing of NCW such as grease and grit trap waste in the Texas market is also competitive and fragmented. Competitors in this market compete primarily on the basis of proximity to collection operations, tipping fees charged and quality of service. Area landfills operated by large national waste management companies accept grease trap and grit trap waste materials. In addition, with respect to the grease trap business, several privately owned companies in the Houston market collect and treat grease trap waste materials.

    Competition in the grease trap business in the Dallas/Fort Worth area exists primarily from two NCW treatment facilities, one of which is owned by a national waste management company with established pick-up routes.

    Competition for nonhazardous liquids classified by the TNRCC as Class I and Class II nonhazardous liquids such as tank wash water is more diversified than is the case with other waste streams. Area landfills accept both Class I and Class II liquids for disposal. Additional competition for NCW treatment and disposal is provided by local recycling companies and a number of injection wells.

    In addition to present competition, other companies with significantly greater capital and other resources than the Company that do not currently operate NCW treatment facilities may enter this area of the industry.

    See "Risk Factors--Competition."


    NOW. The Company estimates that over 90% of NOW generated in the Gulf Coast region is processed or disposed of on-site by the generators of the NOW or by independent third parties. The Company does not provide any NOW treatment or disposal services at the well-site. Under state regulations, if NOW cannot be treated for discharge or disposed at the well where it is generated, it must be transported to a licensed NOW disposal or treatment facility. There are three primary alternatives for off-site treatment and disposal of NOW available to generators in the Gulf Coast: (i) landfarming and landfilling services, which the Company provides; (ii) underground injection; and (iii) processing and conversion of the NOW into a reuse product. In the geographic market served by the Company, there are over 100 permitted commercial facilities including landfarms, landfills and injection facilities authorized to treat and dispose of NOW.


    Since August 1996, Newpark has controlled substantially all of the market in the Gulf Coast for offshore, off-site NOW disposal, certain of which is directed to the Company in order for Newpark to fulfill its obligations to the Company under the Disposal Agreement. Due to its contractual arrangements with Newpark, the Company is prohibited from, among other things, competing with Newpark for the collection or disposal of NOW generated in a marine environment or transported in marine vessels within Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico. This prohibition expires on August 12, 2001. See "Certain Transactions--Newpark Agreements."

    In addition to present competition in the Gulf Coast region, one or more third parties could establish additional transfer stations along the Gulf Coast to accept NOW for transport to an existing or newly constructed commercial disposal facility. Since January 1, 1997, a third party has filed notice of its intent to apply for the permits and licenses necessary to establish three such transfer stations. To the extent any such transfer stations, individually or in the aggregate, diverted substantial amounts of offshore generated NOW from Newpark, the amount of NOW ultimately delivered to the Company could be reduced.

    Newpark is also a competitor with respect to NOW produced inland in the Gulf Coast region. The Company competes for inland-generated NOW with a number of smaller companies which treat and dispose of NOW in landfarm operations, landfills and injection wells, and with one company which de-waters NOW and disposes of the residual sludge in a landfill. Although complete information regarding market share for inland-generated NOW is not available, the Company estimates that it receives a substantial percentage of all NOW generated inland in Louisiana and Texas that is treated off-site by third parties, excluding saltwater.

    The Company believes that there are certain barriers to entry in the off-site NOW disposal business in the Gulf Coast region. These barriers include formalized procedures for customer acceptance, licenses, permits, and the need for specially equipped facilities and trained personnel.

    See "Risk Factors--Competition."

REGULATORY BACKGROUND

    The Company's business operations are affected both directly and indirectly by governmental regulations, including various federal and state pollution control and health and safety programs that are administered and enforced by regulatory agencies including, without limitation, the EPA, the U.S. Coast Guard, the U.S. Army Corps of Engineers, the TNRCC, the Texas Department of Health, the Texas Railroad Commission, the Louisiana Department of Environmental Quality and the Louisiana Department of Natural Resources. These programs are applicable or potentially applicable to one or more of the Company's existing operations. Although the Company intends to make capital expenditures to expand its NCW and NOW treatment capabilities, the Company believes that it is not presently required to make material capital expenditures to remain in compliance with federal, state and local laws and regulations relating to the protection of the environment. See "Risk Factors--Dependence Upon NOW Exemption Under RCRA and Other Environmental Regulations" and "--Failure To Comply with Governmental Regulations."

    RCRA. RCRA is the principal federal statute governing hazardous and solid waste generation, treatment, storage and disposal. The Company's Louisiana and Texas landfarms treat and dispose of NOW, which is exempt from classification as a RCRA-regulated waste.

    At various times in the past, proposals have been made to rescind the exemption that excludes NOW from regulation under RCRA. The appeal or modification of this exemption by administrative, legislative or judicial process would require the Company to change significantly its method of doing business and would have a material adverse effect on the Company's business, financial condition and results of operations. There is no assurance that the Company would have the capital resources available to do so, or that it would be able to adapt its operations. See "Risk Factors--Failure to Comply with Governmental Regulations."

    In addition to its positive impact on the Company's NOW operations, RCRA also indirectly affects the Company's operations at its NCW treatment facilities by prohibiting, among other things, the disposal of certain liquid wastes in landfills. This prohibition increases demand for the services provided by the Company's NCW treatment facilities.

    CERCLA. The Comprehensive Environmental Response, Compensation and Liability Act, as amended in 1986 ("CERCLA"), provides for immediate response and removal actions coordinated by the EPA for releases of hazardous substances into the environment and authorizes the government, or private parties, to respond to the release or threatened release of hazardous substances. The government may also order persons responsible for the release to perform any necessary cleanup. Liability extends to the present owners and operators of waste disposal facilities from which a release occurs, persons who owned or operated such facilities at the time the hazardous substances were released, persons who arranged for disposal or treatment of hazardous substances and waste transporters who selected such facilities for treatment or disposal of hazardous substances. CERCLA has been interpreted to create strict, joint and several liability for the cost of removal and remediation, other necessary response costs and damages for injury to natural resources.


    Despite the current exemption of NOW under RCRA, if the Company's operations resulted in the release of hazardous substances, the Company could incur CERCLA liability. Although the Company is not aware of any such event, it (or AWW, the Mesa Companies or Campbell Wells) may have disposed or arranged for disposal of hazardous substances that could result in the imposition of CERCLA liability on the Company in the future. In addition, the Company would incur CERCLA liability if any hazardous substances at the Company's facilities leached down into groundwater.


    None of the Company, Campbell Wells, AWW or any of the Mesa Companies has ever been named by the EPA as a potentially responsible party in any CERCLA action, and the Company does not believe that there is any basis for such a claim. Nonetheless, the identification of one or more sites at which cleanup action is required could subject the Company to liabilities which could have a material adverse effect on the Company's business, financial condition and results of operations.

    THE CLEAN WATER ACT. The Company treats and discharges wastewaters at its NCW facilities and at its NOW landfarms. These activities are subject to the requirements of the Clean Water Act and federal and state enforcement of these regulations. The Clean Water Act regulates the discharge of pollutants, including NCW and NOW, into waters. The Clean Water Act establishes a system of standards, permits and enforcement procedures for the discharge of pollutants from industrial and municipal wastewater sources. The law sets treatment standards for industries and wastewater treatment plants and provides federal grants to assist municipalities in complying with the new standards. In addition to requiring permits for industrial and municipal discharges directly into the waters of the United States, the Clean Water Act also requires pretreatment of industrial wastewater before discharge into municipal systems. The Clean Water Act gives the EPA the authority to set pretreatment limits for direct and indirect industrial discharges. In addition, the Clean Water Act prohibits certain discharges of oil or hazardous substances and authorizes the federal government to remove or arrange for removal of such oil or hazardous substances. The Clean Water Act also requires the adoption of the National Contingency Plan to cover removal of such materials. Under the Clean Water Act, the owner or operator of a vessel or facility may be liable for penalties and costs incurred by the federal government in responding to a discharge of oil or hazardous substances.

    The Clean Water Act also has a significant impact on the operations of the Company's customers for NOW services. The EPA Region 6 Outer Continental Shelf ("OCS") permit covering oil and gas operations in federal waters in the Gulf of Mexico (seaward of the Louisiana and Texas territorial seas) was reissued in November 1992 and modified in December 1993. This permit imposes stricter discharge limits on oil and grease concentrations in produced waters to be discharged. These limits are based on the Best Available Treatment Economically Available ("BAT") requirements contained in the Oil and Gas Offshore Subcategory national guidelines which were published March 4, 1993. Additional requirements include toxicity testing and bioaccumulation monitoring studies of proposed discharges.

    EPA Region 6, which includes the Company's current market, continues to issue new and amended National Pollution Discharge Elimination System ("NPDES") general permits further limiting or restricting substantially all discharges of produced water from the Oil and Gas Extraction Point Source Category into waters of the United States. These permits include:

    - Onshore subcategory permits for Texas, Louisiana, Oklahoma and New Mexico. These permits completely prohibit the discharge of drilling fluids, drill cuttings, produced water or sand, and various other oilfield wastes generated by onshore operations into waters of the U.S. This provision has the effect of requiring that most oilfield wastes follow established state disposal programs.

    - The OCS permit for the western Gulf of Mexico, covering oil and gas operations in federal waters (seaward of the Louisiana and Texas territorial seas).

    During September 1996, the period for commenting on proposed EPA zero-discharge regulations for the territorial seas subcategory of the Gulf of Mexico expired. Final regulations are expected to be promulgated in late 1997 or early 1998. Zero-discharge regulations in the coastal zone (generally including inland waters and transition zone onshore areas) became effective January 1, 1997. The combined effect of all these regulations will closely approach a "zero discharge" standard affecting all waters except those of the OCS.

    STATE AND LOCAL REGULATIONS. Order 29-B of the Louisiana Department of Natural Resources contains extensive rules regarding the generation, treatment, storage, transportation and disposal of NOW. Under Order 29-B, on-site disposal of NOW is limited and subject to stringent guidelines. If these guidelines cannot be met, NOW must be transported and disposed of off-site in accordance with the provisions of Order 29-B. Moreover, under Order 29-B, most, if not all, active waste pits (a typical on-site disposal method used by inland generators of NOW) must be closed or modified to meet regulatory standards; however, full enforcement of this portion of Order 29-B has been deferred. Rule 8 of the Texas Railroad Commission also contains detailed requirements for the management and disposal of NOW. Permits issued by state regulatory agencies are required for each NOW treatment facility operating within Louisiana and Texas. The Company must perform tests before acceptance of any NOW, as well as during and after treatment to ensure compliance with all regulatory requirements.

    The closure of any of the Company's landfarms is also regulated by state authorities. In general, closure of a landfarm involves a multi-phase process whereby all injection wells at the landfarm are plugged and abandoned, all surface equipment is removed from the site, the treatment cells and perimeter containment levees are removed and the surface of the site is contoured and vegetated. Additional regulatory requirements include monitoring the surface runoff water, the soil pore water and the groundwater for a period of five years. If, after five years, the water quality meets the requirements specified in the state regulations, the site is certified as closed.

    The Company's NCW treatment facilities are subject to direct regulation by a variety of state and local authorities. Typically, the Company is required to obtain processing, wastewater discharge and air quality permits from state and local authorities to operate its NCW treatment facilities and to comply with applicable regulations concerning, among other things, the generation and discharge of odors and wastewater.

    The Company also holds hauler permits issued by the TNRCC and a rendering hauler permit issued under the Texas Rendering License Act. All but one of the Company's NCW treatment facilities hold permits issued under the Texas Rendering License Act.

    State and local regulations also indirectly affect the Company's operations at its NCW treatment facilities. "Full-pump" regulations and ordinances adopted by the TNRCC and the Cities of Dallas, Fort Worth, Houston and San Antonio each require 100% evacuation of all grease and grit traps and proper disposal of the full volume of each trap. These regulations are causing many of the generators of such NCW to retain third parties such as the Company to handle their NCW on an ongoing basis. See "--The Nonhazardous Liquid Waste Industry."


    States and localities into which the Company may expand, by acquisition or otherwise, may now or in the future have regulations with positive or negative effects on the Company. It is possible that state or local regulations could adversely affect the Company's execution of its acquisition strategy. See "Risk Factors-- Dependence Upon Exemption Under RCRA and Other Environmental Regulations" and "--Failure to Comply with Governmental Regulations."


PROPERTIES

    The Company's corporate offices are located in Houston, Texas. The corporate offices were relocated from Lafayette, Louisiana in May 1997. The current corporate offices consist of approximately 6,800 square feet of office space occupied under a lease which expires on June 1, 2002.

    The Company owns and operates five NCW treatment facilities in Texas. The following table sets forth information relating to the Company's NCW treatment facilities.

                                    APPROXIMATE
                                      SQUARE                                           OWNED/
LOCATION                              FOOTAGE                PRIMARY USE               LEASED
---------------------------------  -------------  ---------------------------------  ----------
Dallas, Texas....................        6,000    Treatment and disposal of NCW;     Leased(1)
                                                   processing and recovery of
                                                   finished products
Houston, Texas...................       23,000    Treatment and disposal of NCW;     Owned(2)
                                                   processing and recovery of
                                                   finished products
Houston, Texas...................        5,000    Processing and recovery of         Leased(1)
                                                   finished products
Los Fresnos, Texas...............        9,000    Processing and recovery of         Owned(2)
                                                   finished products
San Antonio, Texas...............        5,700    Processing and recovery of         Leased(1)
                                                   finished products

--------------------------

(1) Each of these properties is owned by Thomas B. Blanton and is being leased to the Company at no charge until it can be conveyed free of any material encumbrances to the Company. See "Certain Transactions--Other."

(2) Each of these properties is held subject to a deed of trust.

    In October 1996, the Company began construction in Fort Worth of a 14,000 square foot facility for the recovery and processing of finished products. This new facility is expected to begin production in September 1997. The Company also owns an administrative office in Fort Worth consisting of approximately 2,000 square feet of office space and a facility located in Laredo, Texas that is used as a terminal.

    The Company operates five NOW treatment facilities in Louisiana and Texas. The following table sets forth information relating to the Company's NOW treatment facilities.

                                     AREA PERMITTED
                                         FOR NOW            APPROXIMATE SQUARE
                                      TREATMENT AND          FOOTAGE OF OFFICE        OWNED/
LOCATION                                DISPOSAL                FACILITIES            LEASED
--------------------------------  ---------------------  -------------------------  ----------
Bateman Island, Louisiana.......         115 acres                 5,000            Leased(1)
Bourg, Louisiana................         140 acres                 5,000            Leased(2)
Elm Grove, Louisiana............         152 acres                  500             Owned
Mermentau, Louisiana............         277 acres                10,000            Owned
Bustamonte, Texas...............         120 acres                 1,000            Owned

--------------------------

(1) Lease expires in October 1999, with seven three-year renewal options.

(2) Lease expires in January 2000, with seven three-year renewal options.

    The Company also owns a facility in Lacassine, Louisiana. This facility consists of approximately 8,000 square feet of office and equipment storage space and approximately 130 acres of undeveloped land. A total of 100 acres of the Lacassine facility is currently permitted for NOW/NORM landfarming; however, the facility has been used exclusively for the treatment and disposal of NORM. In January 1997, the Company ceased accepting NORM at the Lacassine facility. The Company has begun taking the steps necessary to close this facility in accordance with Louisiana law.

    All of the Company's facilities satisfy its present needs; however, as part of its internal growth strategy, the Company intends to expand the size of certain of its NCW treatment facilities and increase the number and types of permitted waste streams and treatment capabilities of such facilities. The Company believes that the unutilized capacity of each of the leased landfarms is sufficient for at least 25 years; which, in each case, exceeds the remaining term (including options) of the lease agreement for such facility. The Company also believes that the remaining capacity at each of the landfarms owned by the Company is sufficient for at least 25 years.

LEGAL PROCEEDINGS


    In August 1997, one of the Company's subsidiaries was added as a defendant in a lawsuit originally filed in 1994 against Campbell Wells and others in the District Court of Jim Wells County, Texas. This dispute arose out of an application filed by Waste Facilities, Inc. ("WFI"), the operator of a South Texas NOW treatment facility, to renew its permit to treat NOW. The suit alleges, among other things, that Campbell Wells and the other defendants (including the Company's subsidiary) wrongfully interfered with WFI's ongoing relations with its customers and with WFI's prospective contractual and business relations. In addition, WFI has alleged that the defendants conspired to wrongfully restrain trade and interfere with WFI's business. WFI's amended petition seeks actual and punitive damages from each of the defendants. Virtually all of the actions complained of by WFI occurred prior to the time that the Company and the subsidiary involved were organized and, therefore, the Company believes that the claims asserted against its subsidiary are without merit.



    With the exception of the lawsuit described above, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party. However, prior to the closing of the Campbell Wells Acquisition, several lawsuits were brought against Campbell Wells based upon the operation of certain of the Louisiana landfarms purchased by the Company as part of the Campbell Wells Acquisition.



    In one of the lawsuits filed against Campbell Wells, approximately 300 individuals residing in and around Grand Bois, Louisiana are seeking unspecified monetary damages allegedly suffered as a result of (i) odors allegedly emitted by NOW received from Exxon Company U.S.A. ("Exxon") at the Bourg, Louisiana landfarm in March 1994, and (ii) alleged air, water and soil contamination in connection with ongoing operations at the facility. Trial is set to commence in this matter on January 20, 1998. A second lawsuit, brought by one individual, seeks unspecified monetary damages allegedly suffered as a result of odors allegedly emitted by NOW received from Exxon at the Bourg landfarm in March 1994. The trial date for this lawsuit is also January 20, 1998. A third lawsuit, filed as a class action, seeks unspecified monetary damages allegedly suffered as a result of alleged air, water and soil contamination in connection with ongoing operations at the Mermentau, Louisiana landfarm. No trial date has been set for this lawsuit. In a fourth lawsuit, six individuals filed suit on March 7, 1996 against Campbell Wells in Louisiana state court, seeking preliminary and permanent injunctive relief against certain treatment operations conducted at the Bourg, Louisiana landfarm which the plaintiffs contend have resulted and will result in adverse health effects by way of emissions of alleged air pollutants. The plaintiffs' request for a preliminary injunction was heard during the summer of 1996. On December 30, 1996, the court entered an order granting in part and denying in part the relief requested by the plaintiffs. Specifically, the court found that there was no evidence that emissions resulting from the treatment operations complained of equalled or exceeded any relevant safety standard, health standard or occupational standard and, therefore, denied the plaintiffs' request for a temporary injunction prohibiting such treatment operations. The court did, however, preliminarily enjoin Campbell Wells (and, thus, indirectly the Company) from treating NOW received from Exxon Company U.S.A. in March 1994 in one particular treatment cell located within 500 feet of a building in which one of the plaintiffs resides. In connection therewith, the court ordered that the Commissioner of the Louisiana Department of Conservation be made a party to the litigation and substituted for the plaintiffs on the limited issue of whether Campbell Wells has violated the location criteria for the particular treatment cell involved. No trial date has been set for the plaintiffs' request for permanent injunctive relief; however, based upon the court's rulings from the preliminary injunction trial and initial discussions with the Louisiana Department of Conservation, the Company believes that any permanent injunctive relief that might be entered against Campbell Wells will not have a materially adverse effect upon the Company's operations at the Bourg landfarm.



    In the Campbell Wells Acquisition Agreement, Sanifill agreed, with certain enumerated exceptions, to retain responsibility for all liabilities of Campbell Wells as of the closing date of the Campbell Wells Acquisition including, without limitation, the contingent liabilities associated with each of the above-referenced lawsuits. Sanifill also agreed in the Campbell Wells Acquisition Agreement to indemnify the Company from and against, among other things, the contingent liabilities associated with such lawsuits. The obligation of Sanifill to indemnify the Company is limited to the lesser of the amount of the unpaid principal of the Sanifill Note and $10 million. As of July 31, 1997, the outstanding principal balance of the Sanifill Note was $22.2 million. The

SaniFill Note is payable in 20 equal quarterly installments of principal plus accrued interest, beginning on March 31, 1997 and, therefore, the principal balance of the Sanifill Note is currently scheduled to be reduced below $10 million on June 30, 2000. Subject to the maximum limitation on Sanifill's indemnification obligation, the Company is entitled to set off against the Sanifill Note amounts for which Sanifill becomes obligated to indemnify the Company under the Campbell Wells Acquisition Agreement. See "Certain Transactions-- Campbell Wells Acquisition."



    The Company believes that the ultimate disposition of the above-referenced lawsuits will not have a materially adverse effect on the Company's business, results of operations or financial condition. This belief is based upon, among other things, the following reasons: (i) the Company is not a defendant in any of the lawsuits, (ii) Sanifill has agreed to retain responsibility for the contingent liabilities associated with these lawsuits, (iii) Sanifill has agreed to indemnify the Company against such contingent liabilities up to the lesser of the unpaid principal balance of the Sanifill Note and $10 million, (iv) the Company has been operating the Bourg and Mermentau landfarms only since December 1996, approximately four months after the last of the three lawsuits seeking monetary damages was originally filed, and (v) the results of air, water and soil testing conducted in and around the Bourg landfarm by the Louisiana Department of Health and Hospitals, the Louisiana Department of Natural Resources and the Louisiana Department of Environmental Quality indicate that the Company's operations at the landfarms are in compliance with all applicable rules and regulations. There can be no assurance, however, that the Company will not subsequently be named as a defendant in one or more of these lawsuits or that, if named as a defendant, a judgment will not be entered against the Company in one or more of these lawsuits. In the event the Company is subsequently added as a defendant in any of these lawsuits, a monetary judgment is entered against the Company and Sanifill is not required or is unable to completely indemnify the Company against such judgment, the Company's business, results of operations and financial condition could be materially adversely affected. In addition, notwithstanding any indemnification to be provided by Sanifill, an adverse ruling against the Company (if it is subsequently added as a defendant) in the lawsuit seeking injunctive relief could materially adversely affect the Company's operations at the Bourg landfarm (which operations contributed 19.8% of the Company's pro forma revenues for the year ended December 31, 1996 and 13.7% of the Company's actual revenues for the first six months of 1997) and, therefore, the Company's business, results of operations and financial condition.



    The Company believes that the nature of the NOW business makes it susceptible to claims such as those described above, and that its NCW business will also be susceptible to similar claims. In addition, the Company expects to become subject to various kinds of litigation, including claims for personal injuries to employees and other persons in proximity to the Company's operations, in the ordinary course of its business. See "Risk Factors--Potential Impact of Adverse Media Publicity Regarding the Company's NOW Operations."


EMPLOYEES

    At July 31, 1997, the Company employed approximately 200 persons full-time. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement covering its employees. The Company believes that its relationships with its employees are satisfactory.

INSURANCE

    The Company maintains various types of insurance coverage for its operations including, without limitation, commercial general liability, commercial automobile liability, workers' compensation and employers' liability, pollution legal liability, commercial marine terminal operators liability, directors and officers liability and property and casualty insurance. In addition, the Company maintains business interruption insurance on its NCW operations. The Company believes that the types and amounts of insurance maintained are consistent with customary practices and standards of companies engaged in similar businesses. See "Risk Factors-- Adequacy of Liability Insurance."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information concerning the directors, executive officers and significant employees of the Company.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Michael P. Lawlor(1).................................          58   Chairman of the Board of Directors and Chief
                                                                     Executive Officer*

W. Gregory Orr(1)....................................          42   Director, President and Chief Operating Officer

Earl J. Blackwell....................................          55   Chief Financial Officer, Senior Vice
                                                                     President--Finance and Secretary

Thomas B. Blanton(2).................................          50   Director and Vice President--NCW Operations

Sammy L. Cooper......................................          41   Vice President--NOW Operations

William H. Wilson, Jr................................          38   Chief Executive Officer of AWW

Jerry L. Brazzel.....................................          51   Environmental Compliance Manager

William A. Rothrock IV(2)(4)(5)......................          45   Director

Alfred Tyler 2nd(3)(4)(5)............................          54   Director

------------------------

(1) Term on Board expires in 2000.

(2) Term on Board expires in 1999.

(3) Term on Board expires in 1998.

(4) Member of Audit Committee.

(5) Member of Compensation Committee.

    The following is a brief account of the principal occupation and business experience of each director, officer and significant employee of the Company.

    *MICHAEL P. LAWLOR will, simultaneous with the effective date of this offering, assume the position of Chairman of the Board and Chief Executive Officer of the Company. From March 1996 to present, Mr. Lawlor has been a private investor. Mr. Lawlor has 30 years of experience in the environmental services industry. From December 1992 to March 1996, Mr. Lawlor was Chief Executive Officer and a director of ITEQ, Inc. f/k/a Air-Cure Technologies, Inc., a manufacturer of air treatment and air moving and process systems, equipment and components. From 1970 to 1992, Mr. Lawlor held various positions with Browning-Ferris Industries, Inc. ("BFI"), a national waste services company. Mr. Lawlor started with BFI in 1970, became a corporate officer in 1978, and from 1970 to 1988 was responsible for all of BFI's landfill operations, during which time total landfill revenues grew from $1 million to $500 million annually. Mr. Lawlor was the Chairman of the Wildlife Habitat Enhancement Council, a nonprofit conservation organization, from 1992 to 1996.

    W. GREGORY ORR is a co-founder of the Company and has served as Chairman of the Board, Chief Executive Officer and President of the Company from November 1996 to the present. Mr. Orr will continue to serve as a director and President of the Company and will also become Chief Operating Officer following the effective date of this offering. From 1995 until December 1996, Mr. Orr was the President and Chief Operating Officer of Campbell Wells. From 1990 to 1991, Mr. Orr was Regional Vice President of Sanifill's Atlantic Region, and from 1991 to 1995, Mr. Orr was a Vice President of Operations of Sanifill, during which time Mr. Orr was responsible for reviewing and approving up to $75 million in annual capital spending projects, as well as reviewing and approving operating budgets and acquisition opportunities. Mr. Orr was also responsible for the initial development of Sanifill's marketing and development program including assisting in the formation of the management team and systems and infrastructure development. From 1981 to 1989, Mr. Orr served in various capacities with BFI, including Divisional Vice President.

    EARL J. BLACKWELL is a co-founder of the Company and has served as Chief Financial Officer, Senior Vice President--Finance and Secretary of the Company from November 1996 to the present. From 1991 to December 1996, Mr. Blackwell was Divisional Chief Financial Officer for Sanifill and controller for Campbell Wells. During this time, Mr. Blackwell was responsible for organizing and managing the financial and administrative functions of this division including the design, installation and management of a financial reporting and management system interfacing with Sanifill's general accounting system. In November 1987, Mr. Blackwell filed a voluntary petition for bankruptcy under Chapter 7 of the Bankruptcy Code. The Company does not believe that this event is material to an evaluation of the ability or integrity of Mr. Blackwell.

    THOMAS B. BLANTON has been a director and Vice President--NCW Operations of the Company since June 1997. From 1991 to June 1997, Mr. Blanton served as the sole director and President of each of the Mesa Companies. Mr. Blanton has owned and operated fats and oils businesses for over 30 years. In February 1991, Mr. Blanton and Metro Fab, Inc., a metal fabrication company of which Mr. Blanton was the President and sole shareholder and director, filed voluntary petitions for bankruptcy under Chapter 7 of the Bankruptcy Code. The Company does not believe that either of these events is material to an evaluation of the ability or integrity of Mr. Blanton.

    WILLIAM H. WILSON, JR. is a co-founder of AWW and has served as Chairman and Chief Executive Officer of AWW since its inception in 1992. During 1990 and 1991, Mr. Wilson served as the Chief Financial Officer of NoteBook Computer Company, L.P., a private company located in Houston, Texas. From 1985 to 1989, Mr. Wilson served in various capacities for Lehman Brothers, including Vice President of Corporate Finance.

    SAMMY L. COOPER has been Vice President--NOW Operations of the Company since December 1996. From 1994 to December 1996, Mr. Cooper was Marketing Manager and General Manager for Campbell Wells in which capacity he had overall responsibility for divisional performance, as well as marketing, technical support and business development activities. From 1990 to 1994, Mr. Cooper was Health, Safety and Environmental Coordinator in Texas, Louisiana and Mississippi for Conoco, Inc.

    JERRY L. BRAZZEL has served as Environmental Compliance Manager for the Company since December 1996. From 1986 to December 1996, he was Division Environmental Engineer for Campbell Wells where he was responsible for the automation of all of its accounting functions. He also developed an extensive computer program, including data entry and a tracking system to track waste from receipt until such time as it is declared reusable by state regulatory agencies.

    WILLIAM A. ROTHROCK IV became a director of the Company in June 1997. Since 1990, he has been Vice President--Business Development for Sanifill and, subsequently, USA Waste Services, Inc. From 1984 to 1990, Mr. Rothrock was Divisional Vice President--Landfill Marketing for BFI.

    ALFRED TYLER 2ND became a director of the Company in June 1997. Mr. Tyler has over 20 years experience in the environmental services industry, most recently as the President and Chief Executive Officer of Enviro-Gro Technologies, a provider of sludge management services. In late 1992, Enviro-Gro was sold to Wheelabrator Technologies and Mr. Tyler resigned his positions to manage his other investments. From 1989 to the present, Mr. Tyler has been the President and the sole stockholder of Weston Investments, Inc., a private investment company. Mr. Tyler is also the President of Days Cove Reclamation Company, a landfill operation and construction company, and a partner and managing director of Bedford Capital Corporation, a New York consulting firm.

    The total number of persons comprising the Board of Directors is currently set at five. The Board is divided into three classes. At each annual meeting of stockholders, directors will be elected by the stockholders to succeed the directors in the class whose terms are expiring. Directors may be removed from office only for cause.

    With the exception of Mr. Blanton, there are no arrangements or understandings between the Company and any person pursuant to which any person was selected as a director. See "Employment Agreements; Changes in Control; Covenants Not to Compete" below.

    During 1996, each of the Company's directors attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors, and
(ii) the total number of meetings held by all committees of the Board on which he served.

EXECUTIVE COMPENSATION

    The Company was incorporated in November 1996. Messrs. Orr and Blackwell were the only executive officers of the Company to receive any compensation from the Company in 1996. Messrs. Orr's and Blackwell's total cash compensation received from the Company in 1996 was $2,403 and $1,923, respectively. The Company anticipates that during 1997 the four most highly compensated executive officers and key employees, in addition to Chief Executive Officer Lawlor, will be Messrs. Orr, Blanton, Blackwell and Wilson. No stock options or stock appreciation rights have been granted by the Company to any of these five named individuals; however, upon the effective date of this offering, Mr. Lawlor will be granted an option to purchase 300,000 shares of Common Stock at the price to public set forth on the cover page of this Prospectus (the "IPO Price").

EMPLOYMENT AGREEMENTS; CHANGES IN CONTROL; COVENANTS NOT TO COMPETE

    Mr. Lawlor has entered into an employment agreement with the Company which will take effect upon completion of this offering. The employment agreement will be for a term of five years with the term to be extended an additional one year on each anniversary date of the employment agreement, unless either party gives notice that the term of the employment agreement should not be so extended. Mr. Lawlor will receive an initial base salary of $175,000 per year, with the right to receive incentive compensation at the discretion of the Board of Directors. If Mr. Lawlor's employment is terminated by the Company without cause, then Mr. Lawlor will continue to receive his base salary and employee benefits for the remainder of the term of his employment agreement. If his employment is terminated by the Company with cause, then Mr. Lawlor will not be entitled to earn any further compensation or benefits under his employment agreement. If the Company undergoes a "change in control", then, under certain circumstances, Mr. Lawlor will have the right to require the Company to pay to him a lump sum amount equal to approximately three times his "base amount", as defined in
Section 280G of the Internal Revenue Code. This base amount is generally equal to the average annual gross income of the employee for the five taxable years ending before the date on which the change in control occurs. This payment will be in lieu of any further compensation or benefits payable to Mr. Lawlor under the employment agreement. The employment agreement also contains a covenant by Mr. Lawlor not to compete with the Company at any time during his employment and for a period of two years after the termination of his employment, except for a termination subsequent to a change in control.

    Each of Messrs. Orr, Blanton, Blackwell and Wilson have entered into employment agreements with the Company providing for an annual base salary of $125,000, $125,000, $100,000 and $95,000, respectively. Each employment agreement is for a term of one year, and unless terminated or not renewed by the Company or the employee, the term will continue thereafter on a year-to-year basis on the same terms and conditions existing at the time of renewal. Each of these agreements provides that, in the event of a termination of employment by the Company without cause during the first two years of employment, the employee will be entitled to receive his then current salary until the earlier of (i) the second anniversary of his employment date or (ii) the first date the employee is eligible to sell all of his shares of Common Stock in accordance with Rule 144 promulgated under the Securities Act. Each employment agreement contains a covenant not to compete with the Company during the term of his employment and for two years thereafter unless the employee is terminated by the Company without cause in which event the covenant shall continue for as long as the employee is receiving salary payments under his employment agreement.

    Messrs. Blanton and Wilson also entered into noncompetition agreements with the Company in connection with the Company's acquisition of the Mesa Companies and AWW. Pursuant to the terms of these agreements, Messrs. Blanton and Wilson have each agreed not to compete against the Company in the businesses of treating, processing and disposing of NCW until June 2002.

    In connection with the acquisition of the Mesa Companies, the Company caused Mr. Blanton to be appointed to the Board of Directors of the Company. In addition, for as long as Mr. Blanton is the beneficial owner of at least 5% of the outstanding Common Stock, the Company is obligated to nominate Mr. Blanton for election to the Company's Board of Directors and Messrs. Orr, Blackwell and William M. DeArman are obligated to vote all of the shares of Common Stock controlled by them in favor of Mr. Blanton's election to the Board of Directors.

DIRECTORS' COMPENSATION

    Directors who are also employees of the Company or one of its subsidiaries will not receive additional compensation for serving as directors. Each director who is not an employee of the Company or one of its subsidiaries will receive a fee of $1,000 for attendance at each Board of Directors' meeting and $1,000 for attendance at each committee meeting (unless held on the same day as the Board of Directors' meeting). Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of the Board of Directors or committees thereof.

    Under the Company's Directors' Stock Option Plan, each director who is not an employee of the Company and has not been an employee of the Company at any time during the 12 months preceding his initial election or appointment to the Board is automatically granted an option to purchase 10,000 shares of Common Stock at the time of his or her initial election or appointment; however, no such initial option was granted to Mr. Rothrock. In addition, commencing with calendar year 1998, each outside director will be automatically granted an option to purchase 5,000 shares of Common Stock on January 1 of such calendar year. Such options have an exercise price equal to the fair market value of the Common Stock on the date of grant, vest in full on the date of the grant and expire at the earlier of ten years from the date of grant or one year after the director ceases to be a member of the Board.

AUDIT AND COMPENSATION COMMITTEES

    Until June 1997, no committees of the Board of Directors existed. Messrs. Orr and Blackwell, the only directors of the Company from November 1996 to June 1997, participated in deliberations concerning executive compensation.

    In June 1997, the Board of Directors established an Audit Committee and a Compensation Committee. The members of both the Audit Committee and the Compensation Committee are Messrs. Tyler and Rothrock. The principal duties of the Audit Committee are to recommend to the Board of Directors the selection of the Company's independent accountants, discuss and review with the Company's independent accountants the audit plan, auditor's report and management letter and the Company's accounting policies, and review the accounting procedures and internal control procedures recommended by the Company's independent accountants. The principal duties of the Compensation Committee are to establish and review the objectives, structure, cost and administration of the Company's major compensation and benefit policies and programs, review annually officers' and key employees' salaries, management incentives and stock options, and administer the Company's stock option plan, management incentive plans and other long-term incentive plans.

STOCK OPTION PLANS

    STOCK OPTION PLAN. On November 20, 1996, the Board of Directors adopted the U S Liquids Inc. 1996 Incentive Stock Option Plan. Thereafter, in June 1997, the Board of Directors adopted various amendments to this plan, and the amended plan (the "Stock Option Plan") was approved by the stockholders of the Company. The purpose of the Stock Option Plan is to promote the long-term growth and profitability of the Company and the value of the Common Stock by providing selected employees and consultants of the Company (including directors who are also employees) with incentives to contribute to the success of the Company. The number of shares of Common Stock issuable under the Stock Option Plan is automatically adjusted on the first day of each fiscal year to an amount equal to 15% of the total number of shares of Common Stock which are outstanding on such date, provided that the number of shares issuable under the Stock Option Plan will not be less than 1,500,000 shares or exceed 3,000,000 shares.

    The Stock Option Plan is required to be administered by a committee designated by the Board of Directors. The committee must consist of at least two Non-Employee Directors, as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934, or, at the discretion of the Board of Directors in order to comply with the requirements of Rule 16b-3, the committee may consist of the entire Board of Directors. Currently, the committee consists of Messrs. Rothrock and Tyler. In awarding options under the Stock Option Plan, the committee considers various factors, such as the past and expected future performance of an employee and the extent to which an employee has been compensated for his or her performance. The committee has not established any fixed formula for awarding options under the Stock Option Plan. The exercise price for options issued under the Stock Option Plan shall, in the case of incentive stock options, be at least equal to the fair market value of the Common Stock subject to the option at the time the option is granted, and in the case of nonqualified stock options, be at least equal to 75% of the fair market value of the shares subject to the option at the time it is granted. In the case of an incentive stock option granted to an employee who holds more than 10% of the Common Stock of the Company, the exercise price must be at least 110% of the fair market value of the shares subject to the option at the time it is granted. Options for a total of 405,125 shares of Common Stock have been granted under the Stock Option Plan at exercise prices ranging from $.02 per share to the IPO Price. All of the outstanding options vest at the rate of 33 1/3% per year, commencing on the first anniversary of the date upon which the option was granted and expire at the earlier of ten years from the date of grant or three months following termination of employment. Simultaneous with the completion of this offering, the Company intends to grant to Mr. Lawlor an option to purchase 300,000 shares of Common Stock at an exercise price equal to the IPO Price.

    DIRECTORS' STOCK OPTION PLAN. The Board of Directors adopted the U S Liquids Inc. Directors' Stock Option Plan (the "Directors' Plan") and the stockholders approved the Directors' Plan in June 1997. The Directors' Plan is intended to further the interests of the Company by providing recognition and compensation to its outside directors for their time, effort and participation in the growth and protection of the Company's business. The Directors' Plan provides that, at the time of his or her initial election or appointment to the Board, each director (other than Mr. Rothrock) who is not an employee of the Company and has not been an employee of the Company during the preceding 12 months will automatically be granted an option to purchase 10,000 shares of Common Stock. Accordingly, Mr. Tyler received an initial grant of an option to purchase 10,000 shares at an exercise price equal to the IPO Price. In addition, commencing with calendar year 1998, each outside director will automatically be granted an option to purchase 5,000 shares of Common Stock on January 1 of such calendar year. The exercise price of all options granted under the Directors' Plan must be equal to the fair market value of the Common Stock at the time the option is granted.

    The Directors' Plan is required to be administered by a committee consisting of at least two members of the Board of Directors. The Compensation Committee is required to administer the Directors' Plan in strict accordance with its terms and does not have the discretion to vary, add to or take from the terms of the Directors' Plan. The Board of Directors has appointed Messrs. Rothrock and Tyler to serve on the committee administering the Directors' Plan.

                              CERTAIN TRANSACTIONS

CAMPBELL WELLS ACQUISITION

    On December 13, 1996, the Campbell Wells Acquisition was consummated pursuant to an Asset Purchase Agreement, dated December 2, 1996, (the "Campbell Wells Acquisition Agreement") among the Company, Sanifill and Campbell Wells.


    The assets acquired in the Campbell Wells Acquisition included four NOW treatment facilities in Louisiana, one NOW treatment facility in Texas, one NOW/NORM treatment facility in Louisiana, a corporate headquarters facility in Lafayette, Louisiana, all equipment and capital improvements related to the treatment facilities, and approximately $8.1 million of working capital. In consideration for these assets, the Company issued the $27.8 million Sanifill Note to Sanifill, issued to Sanifill a transferable 10-year warrant for the purchase of one million shares (post-reverse split) of Common Stock at an exercise price (as adjusted for the subsequent reverse stock split) of $2.00 per share (the "Sanifill Warrant") and assumed certain outstanding liabilities of Sanifill including, without limitation, approximately $2.0 million of accounts payable. Since the closing of the Campbell Wells Acquisition, the Company has used a portion of its working capital to make two principal prepayments totalling approximately $5.6 million on the Sanifill Note and has relocated its corporate headquarters to Houston, Texas. In addition, the Company has ceased accepting NORM for treatment at its facility in Lacassine, Louisiana and has begun taking the steps necessary to close this facility in accordance with Louisiana law.


    The Sanifill Note is payable in 20 equal quarterly installments of principal plus accrued interest, beginning on March 31, 1997. The first four quarterly installments of the Sanifill Note were prepaid as described above. The unpaid principal of the Sanifill Note bears interest at the rate of 7.5% per annum, except for past due principal and interest, which bear interest at 9.5%. However, if the volume of NOW accepted by the Company for disposal in any full calendar year is less than two million barrels, then the Company may, at its option, reduce its quarterly payments of principal, but not interest, for the immediately following calendar year by up to 50%. The Company must elect each such deferral within 30 days after any calendar year for which its volume of accepted waste falls below two million barrels. If the Company elects one or more such deferrals, the Sanifill Note provides that its maturity will be extended for as many quarters as may be necessary to permit payment of the deferred principal in quarterly payments equal to the original quarterly principal installments.

    The Sanifill Note is governed by a Note Agreement, dated December 13, 1996 (the "Note Agreement"), between the Company and Sanifill, which imposes certain obligations and restrictions on the Company pending payment of the Sanifill Note. The Note Agreement contains minimum net worth and earnings requirements which must be satisfied by the Company, and places restrictions on, among other things, dividends which may be paid, assets which may be disposed of, and other indebtedness which may be incurred (including, without limitation, preexisting debt of any business subsequently acquired by the Company and any promissory note issued by the Company to the owners of any subsequently acquired business), by the Company. The overall indebtedness limitation is 400% of the Company's annual EBITDA. Assuming EBITDA of $10.2 million and approximately $24.8 million owed to Sanifill and other items enumerated in the Note Agreement, the limitation on other indebtedness would be approximately $15.9 million. The holder of the Sanifill Note may, at its option, accelerate the debt evidenced by the Sanifill Note in the event that, among other things, the Company fails to perform any agreement contained in the Note Agreement.

    The Company has agreed to file within 90 days after the effective date of this offering a shelf registration statement under Rule 415 of the Securities Act for the shares of Common Stock issuable upon exercise of the Sanifill Warrant and to keep the shelf registration statement continuously effective until the earlier of three years after the date of final exercise of the Sanifill Warrant and such time as the holder of the Sanifill Warrant has sold all of the shares issuable upon exercise thereof. However, without the

Company's prior consent, and, under certain circumstances, the prior consent of one of the Representatives, the number of shares offered pursuant to the shelf registration statement in any calendar year cannot exceed the following limitations:

                                                                  MAXIMUM NUMBER OF
                                                                    SHARES TO BE
YEAR                                                                   OFFERED
---------------------------------------------------------------  -------------------
1997...........................................................               0
1998...........................................................         200,000
1999...........................................................         200,000
2000...........................................................         250,000
2001-2006......................................................         300,000

    The Sanifill Warrant also grants its holder the "piggyback" registration right to include shares of Common Stock purchased upon exercise of the Sanifill Warrant in the coverage of any registration statement under the Securities Act filed by the Company with respect to an offering of Common Stock by the Company for its own account or for the account of any of its securities holders. Sanifill has waived its right to have any shares registered for resale in connection with this offering.

    The Campbell Wells Acquisition Agreement provides that if, prior to December 31, 1999, the Company is required by the Louisiana Department of Natural Resources or the Louisiana Department of Environmental Quality to construct or install additional water injection wells with respect to any or all of the Mermentau, Bourg or Bateman Island, Louisiana facilities purchased by the Company from Sanifill, Sanifill will reimburse the Company up to $1.6 million of expenses incurred by the Company in constructing or installing the additional water injection wells. Sanifill is also required to reimburse the Company up to $1.3 million of the costs incurred by the Company for closure and post-closure requirements associated with the Lacassine, Louisiana NORM facility. Except to the extent of the reimbursement obligations of Sanifill with respect to closure of the Lacassine, Louisiana NORM facility and the construction or installation of additional water injection wells at any of the three sites described above under the Campbell Wells Acquisition Agreement, the Company assumed all liabilities and obligations of Campbell Wells for closure, post-closure, monitoring, maintenance, environmental remediation and clean-up of all landfarms and treatment sites owned, occupied, leased or operated by Campbell Wells as of the date of the Campbell Wells Acquisition.

    In the Campbell Wells Acquisition Agreement, Sanifill agreed to indemnify the Company against all liabilities of Sanifill not expressly assumed by the Company and, subject to certain limitations, against any breach of any agreement or covenant made by Sanifill in the Campbell Wells Acquisition Agreement. To be eligible for indemnification by Sanifill, an individual claim or loss by the Company based on a Sanifill breach must exceed $10,000, and all such claims and losses must have exceeded $200,000, in which case the indemnification obligation of Sanifill is limited to the amount of such claims and losses in excess of $200,000. Further, the obligation of Sanifill to indemnify the Company is limited to the lesser of the amount of unpaid principal of the Sanifill Note outstanding at the time of any claim for indemnification and $10 million. As of July 31, 1997, the outstanding principal balance of the Sanifill Note was $22.2 million. Subject to the $200,000 deductible and the maximum limitation on Sanifill's indemnification obligations, the Company is entitled to set off against the Sanifill Note amounts for which Sanifill becomes obligated to indemnify the Company under the Campbell Wells Acquisition Agreement.

    In connection with the Campbell Wells Acquisition, the Company and Sanifill executed noncompetition agreements under which each party agreed not to compete with the other in certain businesses for a period of five years. In its noncompetition agreement, Sanifill agreed not to engage in the collection, transfer, transportation, treatment or disposal of NOW during the restricted period. In return, the Company agreed not to engage in the collection, treatment or disposal of municipal solid wastes, construction debris or demolition debris during the restricted period, or own any interest in any company engaged in any such business.

NEWPARK AGREEMENTS

    In August 1996, prior to the Campbell Wells Acquisition, Sanifill transferred to Newpark certain assets of its NOW service business including, without limitation, docks at three of the landfarm facilities later purchased by the Company from Sanifill for a purchase price of approximately $70.5 million. As a result of this transaction between Newpark and Campbell Wells (the "Newpark Transaction") and the subsequent Campbell Wells Acquisition in which the Company acquired Sanifill's rights and obligations under the Disposal Agreement, Newpark is obligated to deliver to the Company, in each of the twenty-five years following the closing of the Newpark Transaction, NOW for treatment and disposal at the Company's landfarming facilities in Elm Grove, Louisiana, Bourg, Louisiana, Bateman Island, Louisiana and Mermentau, Louisiana (the "Landfarms"). Specifically, under the terms of the Disposal Agreement, during each such year, Newpark is obligated to deliver to the Company for disposal at the Landfarms the lesser of (i) one-third of the barrels of NOW that Newpark receives for processing and disposal in Louisiana, Texas, Mississippi, Alabama and the Gulf of Mexico (the "Territory"), and (ii) 1,850,000 barrels of NOW, in each case excluding saltwater. The number of barrels of NOW that Newpark is required to deliver to the Company in any year is subject to reduction by a number of barrels determined by dividing revenues that the Company receives from the collection and disposal of oilfield waste or site remediation in the Territory by the price per barrel that Newpark pays for disposal under the Disposal Agreement. No reduction is made for revenues received by the Company from (i) disposal at any of the Landfarms of NOW that is generated and collected on land and is delivered to the Landfarms from the generation site by on-land transportation ("Inland NOW"), (ii) disposal of NOW at the Bustamonte, Texas facility and collection of NOW within a 200-mile radius of the Bustamonte facility, and (iii) disposal of NOW under the Disposal Agreement.

    The Disposal Agreement also governs the price to be paid by Newpark to the Company for delivered NOW. The contractual price is lower than the price for treatment and disposal that the Company would obtain in the open market, and the Company expects such price disparity to persist for an indefinite time period. Currently, Newpark is paying to the Company $5.50 for each barrel of NOW delivered to the Company under the Disposal Agreement. On June 30, 1998 and on each subsequent December 31st and June 30th occurring during the term of the Disposal Agreement, the per barrel price to be paid by Newpark to the Company will be adjusted. Adjustments are made based upon changes occurring in the average prices received by Newpark from customers for NOW disposal and other related services performed by Newpark during the six-month period ending on the applicable adjustment date compared, on a percentage basis, to the average prices received by Newpark from customers for such disposal and services during the six-month period commencing 12 months prior to such adjustment date and concluding six months prior to such adjustment date. The adjusted price will be applied retroactively to all invoices received by Newpark from the Company during the six-month period preceding the applicable adjustment date. In no event, however, will the price paid by Newpark to the Company be less than $5.50 per barrel. The Company does not presently believe that this adjustment mechanism will in the near future result in a material increase in the price per barrel paid by Newpark.

    Under the Disposal Agreement, the Company is obligated to indemnify Newpark from any and all liabilities, including environmental liabilities, in connection with the Company's ownership and operation of the Landfarms, except for liability resulting from the delivery by Newpark or its customers of waste that does not conform to the specifications of the Disposal Agreement, which generally require Newpark and such customers to deliver only waste that is legally classified as NOW.

    As a result of the Campbell Wells Acquisition and the Newpark Transaction, the Company is prohibited from engaging, directly or indirectly, in the collection, transfer, transportation, treatment or disposal of NOW generated in a marine environment or transported in marine vessels or the site remediation and closure business in Louisiana, Texas, Alabama, Mississippi and the Gulf of Mexico prior to August 12, 2001. However, the Company is not prohibited from marketing and conducting activities related to treatment and disposal at any of the Landfarms of Inland NOW, disposal of NOW at the

Bustamonte, Texas facility and collection of NOW within a 200-mile radius of the Bustamonte facility, collection and disposal of NOW or other waste at the Lacassine, Louisiana facility and treatment and disposal of NOW under the Disposal Agreement.

OTHER


    On June 17, 1997, the Company acquired all of the outstanding stock of the Mesa Companies. Mr. Blanton, the sole stockholder of each of the Mesa Companies, received 1,062,500 shares of Common Stock in exchange for his capital stock of the Mesa Companies. Pursuant to the terms of the merger agreement, Mr. Blanton became a director and Vice President of the Company. See "Management-- Employment Agreements; Changes in Control; Covenants Not to Compete" for a description of the terms of Mr. Blanton's employment agreement with the Company.



    On June 17, 1997, the Company acquired all of the outstanding stock of AWW in exchange for 637,500 shares of Common Stock. Mr. Wilson received 245,625 shares of such Common Stock. The Company intends to use approximately $964,000 of the net proceeds of this offering to repay a promissory note held by AWW's primary lender, which note is guaranteed by Mr. Wilson. Following this offering, the Company will cause AWW to pay to Mr. Wilson $341,000 in repayment of principal and interest owed on a loan made by Mr. Wilson to AWW. See "Management--Employment Agreements; Changes in Control; Covenants Not to Compete" for a description of the terms of Mr. Wilson's employment agreement with the Company.


    On August 1, 1991, Tommy Yount, the brother-in-law of Mr. Blanton, loaned $200,000 to one of the Mesa Companies. This loan bears interest at a rate of 5% per annum, has a maturity date of August 1, 2001, and is secured by certain equipment and other intangible assets of one of the Mesa Companies. In a separate transaction, on February 21, 1996, Mr. Yount sold to one of the Mesa Companies certain real estate and related improvements located in Fort Worth, Texas for $120,000. This purchase price was paid by the delivery of a promissory note of one of the Mesa Companies in the original principal amount of $120,000. The promissory note bears interest at a rate of 10%, has a maturity date of March 1, 2007 and is secured by certain vehicles owned by one of the Mesa Companies. The Company regularly purchases used cooking oil and other food processing residuals that Mr. Yount collects from generators of such materials. During 1996, the Company purchased approximately $537,000 of such materials from Mr. Yount.


    The Company's NCW facilities in Dallas and San Antonio, as well as one of the Company's NCW facilities in Houston, are owned by Mr. Blanton subject to deeds of trust. In connection with the Company's acquisition of the Mesa Companies, the Company agreed to use approximately $171,000 of the proceeds of this offering to pay in full the debts secured by these deeds of trust and, at such time, Mr. Blanton will transfer each of these properties to the Company. Pending transfer of these properties to the Company, Mr. Blanton is leasing the properties to the Company free of charge. In addition, the Company intends to use approximately $1.0 million of the net proceeds of this offering to repay various debts of the Mesa Companies, all of which has been personally guaranteed by Mr. Blanton, and of which approximately $214,000 is owed to Mr. Yount.


    On July 9, 1996, Eric Warden, a principal stockholder of the Company, loaned $250,000 to one of the Mesa Companies. This unsecured loan bears interest at a rate of 8% and has a maturity date of January 9, 1998.

    In May 1997, the Company engaged Sanders Morris Mundy Inc. ("SMM"), a representative of the Underwriters in this offering, to advise and assist the Company in, among other things, the development and implementation of an acquisition program and the identification and structuring of and negotiations with potential sources of capital for the Company. In consideration for its services, the Company issued to SMM a warrant (the "SMM Warrant") to purchase 100,000 (post-reverse split) shares of Common Stock at the IPO Price. The SMM Warrant has a term of five years, is fully vested and provides under certain circumstances for weighted average anti-dilution adjustments to the exercise price and number of shares issuable under the SMM Warrant. The SMM Warrant also grants its holder the "piggyback" registration right to include shares of Common Stock purchased upon exercise of the SMM Warrant in the coverage of any registration statement under the Securities Act for its own account or for the account of any of its securities holders. The Company also agreed, among other things, to pay to SMM a sliding-scale fee for acquisition and financing transactions which are introduced to the Company by SMM or arranged by SMM during the one-year term of the engagement. No fee under such agreement will be paid to SMM in connection with this offering.

    In connection with the organization of the Company in November 1996, Messrs. Orr, Blackwell and DeArman, who may be deemed to be promoters of the Company, purchased (together with members of their immediate family or entities controlled by them) 946,000, 375,000 and 500,000 shares of Common Stock (as adjusted for the subsequent reverse stock split) for $18,920, $7,500 and $10,000, respectively. In December 1996, Mr. DeArman purchased an additional 50,000 (post-reverse split) shares of Common Stock for $87,500.

    The Company has granted to Mr. Rothrock a nonqualified option to purchase 187,500 (post-reverse split) shares of Common Stock at a price of $.02 per share. These options vest at the rate of 33 1/3% per year commencing in 1997, but only if Mr. Rothrock has presented to the Company an introduction or business opportunity pursuant to which the Company completes during such calendar year an acquisition of the stock or substantially all of the assets of another party. If in any calendar year 1997, 1998 or 1999, the Company does not complete any such acquisition as a result of an introduction or business opportunity presented by Mr. Rothrock, the option shall terminate with respect to 33 1/3% of the total number of shares issuable under the option. Vested options expire at the earlier of ten years from the date of grant or one year after the death of Mr. Rothrock. Options having identical terms and conditions exercisable for an aggregate of 281,250 shares were granted to three other individuals in November 1996.

    The Company believes that the terms of each transaction discussed above are as favorable to the Company as could have been negotiated with an unaffiliated third party. The Board of Directors has, however, adopted a resolution requiring all future transactions with an affiliate of the Company to be approved by the vote of a majority of the disinterested directors of the Company.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information regarding beneficial ownership of the Common Stock as of the date of this Prospectus by (i) each person who is known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) Mr. Lawlor, as the Chief Executive Officer, and each of the four officers and key employees of the Company expected to be most highly compensated in 1997, and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, all persons listed have an address c/o the Company's principal executive offices and have sole voting and investment power with respect to their shares of Common Stock, except to the extent authority is shared by spouses under applicable law.

                                                                                                PERCENT OF
                                                                                            SHARES OUTSTANDING
                                                                                         ------------------------
                                                                             NUMBER OF     BEFORE        AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER                                           SHARES     OFFERING     OFFERING
---------------------------------------------------------------------------  ----------  -----------  -----------
Michael P. Lawlor(1) ......................................................     150,000         2.9%         2.2%

W. Gregory Orr(2) .........................................................     751,000        14.3         11.1

Earl J. Blackwell(3) ......................................................     375,000         7.2          5.6

Thomas B. Blanton .........................................................   1,062,500        20.3         15.8
  3820 N. Grove Street
  Fort Worth, TX 76106

William H. Wilson, Jr.(4) .................................................     286,375         5.5          4.2
  250 Gellhorn
  Houston, TX 77013

William A. Rothrock IV(5) .................................................      62,500         1.2        *

Alfred Tyler 2nd(6) .......................................................      --          --           --

Sanifill, Inc.(7) .........................................................   1,000,000        16.0         12.9
  1001 Fannin Street, Suite 4000
  Houston, Texas 77002

William M. DeArman(8) .....................................................     546,500        10.4          8.1
  5420 Huckleberry Lane
  Houston, TX 77056

Eric Warden(9) ............................................................     337,500         6.4          5.0
  10117 Andre Drive
  Irving, TX 75063

All executive officers and directors as a group (7 persons)(10)............   2,438,500        46.5%        36.2%

------------------------

(1) Excludes 300,000 shares exercisable pursuant to a stock option to be granted to Mr. Lawlor on the effective date of this offering.

(2) Includes 250,000 shares held by The Wiley Gregory & Genene M. Orr Family LLC, a limited liability company, over which Mr. Orr, as the manager, has sole voting and investment power, 25,000 shares held by Mr. Orr's wife, Genene Orr, 25,000 shares held by Mr. Orr's wife as custodian for two of Mr. Orr's children, and 12,500 shares held individually by one of Mr. Orr's children. Mr. Orr disclaims beneficial ownership of all shares held individually by his children.

(3) Includes 200,000 shares held by The Earl J. and Christine J. Blackwell Family LLC, a limited liability company, over which Mr. Blackwell, as the manager, has sole voting and investment power and 100,000 shares held in an individual retirement account for the benefit of Mr. Blackwell.

(4) Includes 20,375 shares held in an individual retirement account for the benefit of Mr. Wilson and 20,375 shares held in an individual retirement account for the benefit of Mr. Wilson's wife, Debi Wilson.

(5) Excludes 187,500 shares which, contingent upon the occurrence of certain events, may be exercisable pursuant to a stock option granted to Mr. Rothrock.

(6) Excludes 10,000 shares which Mr. Tyler has the right to acquire pursuant to the terms of a stock option granted by the Company to him.

(7) Represents shares which Sanifill has the right to acquire pursuant to the terms of a warrant issued by the Company to Sanifill on December 13, 1996.

(8) Includes 250,000 shares held by a trust of which Mr. DeArman is the sole beneficiary, 12,500 shares held individually by one of Mr. DeArman's children, and 47,500 shares held by trusts for the benefit of certain of Mr. DeArman's children. Mr. DeArman disclaims beneficial ownership of all shares held by or for the benefit of his children.

(9) Excludes 145,000 shares owned by Carl Warden, Mr. Warden's father. Eric Warden disclaims beneficial ownership of such shares.

(10) Excludes the 497,500 shares subject to the options granted or to be granted to Messrs. Lawlor, Rothrock and Tyler described above.

*   Constitutes less than 1% of the outstanding Common Stock.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The Company is authorized to issue 30,000,000 shares of Common Stock, of which 5,238,875 shares are outstanding. After this offering, there will be 6,738,875 shares outstanding. Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting with respect to the election of directors. See "Risk Factors--Concentration of Voting Control." Holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Board of Directors of the Company out of legally available funds. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company after payment of all debts and liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. As of July 31, 1997, the Company had 158 holders of record of Common Stock.

PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 5,000,000 shares of Preferred Stock, of which no shares are outstanding. Shares of unissued Preferred Stock may be issued in one or more series from time to time with such designations, rights, preferences and limitations as the Board of Directors may determine. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors including without limitation, the rate of dividends, method or nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions, conversion rights and voting rights. Such undesignated shares could also be used as an anti-takeover device by the Company. For example, they could be issued with "super-voting rights" and placed in the control of parties friendly to the current management.

OPTIONS AND WARRANTS


    The Company has outstanding options to purchase an aggregate of 883,875 shares of Common Stock. Simultaneous with the completion of this offering, the Company intends to grant to Mr. Lawlor an option to purchase an additional 300,000 shares of Common Stock at an exercise price equal to the IPO Price. The Company has (or will have immediately after the offering) outstanding warrants to purchase an additional 1,270,000 shares of Common Stock consisting of (i) the Sanifill Warrant for 1,000,000 at $2.00 per share; (ii) warrants issued to the Representatives for 105,000 total shares at 120% of the IPO Price (the "Representatives' Warrants"); (iii) the SMM Warrant for 100,000 shares at the IPO Price; (iv) a warrant issued to Bellmeade Capital Partners for 45,000 shares at the IPO Price; and (v) a warrant issued to Mark Liebovit for 20,000 shares at the IPO Price. See "Certain Transactions--Other" and "Underwriting."


SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have outstanding 6,738,875 shares of Common Stock. The 1,500,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction unless acquired by affiliates of the Company. None of the remaining outstanding shares of Common Stock have been registered under the Securities Act, which means that they may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act, including the exemption provided by Rule 144 thereunder.

    In general, under Rule 144, if a period of at least one year has elapsed between the later of the date on which restricted securities were acquired from the Company or the date on which they were acquired from an affiliate, the holder of such restricted securities (including an affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 67,389 shares upon completion of this offering) or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one year holding period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted securities were acquired from the Company and the date on which they were acquired from an affiliate, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale is entitled to sell the shares immediately without regard to volume limitations and other conditions described above.

    The Company and its officers, directors and certain stockholders, who beneficially own at least 6,821,000 shares of Common Stock in the aggregate (including options and warrants to purchase an aggregate of at least 2,073,125 shares), have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the effective date of this offering without the prior written consent of Van Kasper & Company, except that the Company may issue shares of Common Stock offered hereby, shares of Common Stock issued pursuant to the exercise of outstanding options and warrants, shares of Common Stock issued (subject to certain conditions) in connection with acquisitions and options granted under the Company's stock option plans, so long as none of such options become exercisable during said 180-day period. See "Underwriting."

    After the completion of this offering, the Company intends to register 3,000,000 shares of its Common Stock under the Securities Act for use by the Company in connection with future acquisitions. Upon such registration, these shares will generally be freely tradeable after their issuance. In some instances, however, the Company may contractually restrict the sale of shares issued in connection with future acquisitions.

    The Company intends to file a registration statement on Form S-8 to register all shares subject to the Stock Option Plan and the Directors' Plan following the date of this Prospectus. The Company has also agreed to register for resale up to 510,000 shares issued to former stockholders of the Mesa Companies and AWW, up to 334,050 shares held by other members of management, up to 145,950 shares held by a principal stockholder, the 1,000,000 shares of Common Stock issuable upon the exercise of the Sanifill Warrant and all shares of Common Stock issuable upon the exercise of the Representatives' Warrants and the SMM Warrant.


    Prior to this offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, the sale of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales, or the availability for sale of, substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices and the future ability of the Company to raise equity capital and complete any additional acquisitions for Common Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    The Company's Certificate of Incorporation limits, to the fullest extent permitted by Delaware law, the liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty as a director. Delaware law presently permits such limitations of a director's liability except where a director breaches his or her duty of loyalty to the Company or its stockholders, fails to act in good faith or engages in intentional misconduct or a knowing violation of law, authorizes payment of an unlawful dividend or stock repurchase, or obtains an improper personal benefit. This provision is intended to afford directors additional protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. The Company believes this provision will assist it in maintaining and securing the services of directors who are not employees of the Company. As a result of the inclusion of such a provision, stockholders may be unable to recover, under Delaware law, monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders for any particular case, stockholders may not have any effective remedy, under Delaware law, against the challenged conduct.

    The Company's Certificate of Incorporation and Bylaws also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company's best interests. The Company has obtained directors and officers liability insurance to limit its exposure under these provisions.

    Under the Company's Certificate of Incorporation, the Board of Directors is divided into three classes of directors with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. See "Risk Factors--Potential Anti-Takeover Effect of Charter Provisions."

TRANSFER AGENT

    The Company's transfer agent for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Van Kasper & Company and Sanders Morris Mundy Inc. (the "Representatives"), have severally agreed to purchase from the Company the number of shares of Common Stock set forth opposite their names below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
---------------------------------------------------------------------------------  ----------
Van Kasper & Company.............................................................
Sanders Morris Mundy Inc.........................................................

                                                                                   ----------
  Total..........................................................................   1,500,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of Common Stock offered hereby (other than those subject to the Underwriters' over-allotment option described below) if any are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the price to public set forth on the cover page of this Prospectus and
to certain dealers at this price less a concession not in excess of $    per
share. The Underwriters may allow and these dealers may reallow a concession not
in excess of $    per share to certain other dealers. After the initial
offering, the offering price and other selling terms may be changed by the Representatives.

    Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined through negotiation among the Company and the Representatives. Factors to be considered in making such determination include the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the market prices of securities for companies in businesses similar to that of the Company.

    The Company has granted to the Underwriters an option, exercisable no later than 45 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the IPO Price, less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments. To the extent that the Representatives act to exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it shown in the above table bears to the total offering, and the Company will be obligated, pursuant to the option, to sell such shares of Common Stock to the Underwriters.


    In connection with the offering made hereby, the Company has agreed to sell to the Representatives, for nominal consideration, the Representatives' Warrants, which entitle the Representatives to purchase from the Company a number of shares of Common Stock equal to 7% of the total number of shares issued in the offering. The Representatives' Warrants are exercisable, in whole or in part, at an exercise price of

120% of the IPO Price at any time during the four-year period commencing one year after the effective date of the Registration Statement of which this Prospectus is a part. The warrant agreement pursuant to which the Representatives' Warrants will be issued will contain provisions providing for adjustment of the exercise price and the number and type of securities issuable upon exercise of the Representatives' Warrants should any one or more of certain specified events occur. The Representatives' Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representatives' Warrants.

    At the closing of the offering, the Company will also pay to the Representatives a non-accountable expense allowance equal to 1% of the total price to public of the shares sold in the offering.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

    The Company, all of its executive officers and directors, and certain beneficial owners of the Common Stock have agreed not to, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for shares of Common Stock or any rights to purchase or acquire Common Stock for the 180-day period after the closing of this offering without the prior written consent of Van Kasper & Company. Van Kasper & Company may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus, it will not, without the prior written consent of Van Kasper & Company, issue, offer, sell, grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for shares of Common Stock offered hereby, shares of Common Stock issued pursuant to the exercise of outstanding options and warrants, shares of Common Stock issued in connection with acquisitions and options granted under the Company's existing stock option plans so long as none of such options become exercisable during said 180-day period, and (subject to certain conditions) shares issued in future acquisitions. Sales of such shares in the future could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

    In May 1997, the Company engaged SMM to assist it in, among other things, developing and implementing an acquisition program. As consideration for its services, the Company issued to SMM the SMM Warrant to purchase 100,000 (post-reverse split) shares of Common Stock at the IPO Price. See "Certain Transactions--Other."

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Hartzog Conger & Cason, Oklahoma City, Oklahoma. Certain legal matters related to this offering will be passed on for the Underwriters by Brobeck, Phleger & Harrison LLP, San Diego, California.

                                    EXPERTS

    The audited financial statements included elsewhere in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a registration statement (which term shall encompass any and all amendments thereto) on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the SEC. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC maintains a web site that contains reports, proxy and information statements regarding registrants that file electronically with the SEC. The address of this web site is (http://www.sec.gov). Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the SEC, upon payment of the prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS


U S LIQUIDS INC. PRO FORMA
  Introduction to Unaudited Pro Forma Financial Statements...........................  F-2
  Pro Forma Balance Sheet (unaudited)................................................  F-3
  Notes to Pro Forma Balance Sheet (unaudited).......................................  F-4
  Pro Forma Statements of Income (unaudited).........................................  F-5
  Notes to Pro Forma Statements of Income (unaudited)................................  F-7

U S LIQUIDS INC. AND SUBSIDIARIES
  Report of Independent Public Accountants...........................................  F-8
  Consolidated Balance Sheets........................................................  F-9
  Consolidated Statements of Income..................................................  F-10
  Consolidated Statements of Stockholders' Equity....................................  F-11
  Consolidated Statements of Cash Flows..............................................  F-12
  Notes to Consolidated Financial Statements.........................................  F-13

U S LIQUIDS INC. PREDECESSOR
  Report of Independent Public Accountants...........................................  F-28
  Balance Sheets.....................................................................  F-29
  Statements of Income...............................................................  F-30
  Notes to Predecessor Financial Statements..........................................  F-31

                                U S LIQUIDS INC.

            INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

    The following unaudited Pro Forma Financial Statements present the balance sheet and income statement data from the consolidated financial statements of U S Liquids Inc. ("U S Liquids" or "The Company") which include the financial statements of Mesa Processing, Inc. and related companies ("Mesa") and American WasteWater Inc. ("AWW") combined with the 1996 results of operations data for Campbell Wells, L.P. and Campbell Wells NORM L.P. (collectively, "Campbell Wells" or the "U S Liquids Inc. Predecessor") which are wholly-owned subsidiaries of Sanifill, Inc. ("Sanifill") relating to the assets acquired and liabilities assumed by U S Liquids (The Campbell Wells Acquisition) as if the Campbell Wells Acquisition and the U S Liquids initial public offering (the "Offering") had occurred on January 1, 1996.

    The Company has preliminarily analyzed the savings that it expects to be realized by consolidating certain operational and general and administrative functions. The Company has not and cannot quantify these savings due to the short period of time since the Campbell Wells Acquisition and the merger with Mesa and AWW. It is anticipated that these savings will be partially offset by the costs of being a publicly-held company and the incremental increase in costs related to the Company's corporate management. However, these costs, like the savings that they offset, cannot be quantified accurately. Neither the anticipated savings nor the anticipated costs have been included in the Pro Forma Financial Statements. The Company has estimated the additional insurance costs that the U S Liquids Predecessor would have incurred as a stand-alone entity by comparing the insurance cost allocations that the U S Liquids Inc. Predecessor received from its previous parent Sanifill to the contractual premiums paid by U S Liquids Inc.

    The Pro Forma Financial Statements include certain adjustments to the historical financial statements of the U S Liquids Inc. Predecessor, including adjusting depreciation expense to reflect purchase price allocations, recording interest expense to reflect the outstanding debt due to Sanifill, adjusting insurance expense consistent with the expenses for U S Liquids Inc. and the related income tax effects of these adjustments. As a wholly-owned subsidiary of Sanifill, the U S Liquids Inc. Predecessor maintained a noninterest-bearing intercompany account with Sanifill for recording intercompany charges for costs and expenses, intercompany purchases of equipment and additions under capital leases and intercompany transfers of cash, among other transactions. It is not feasible to ascertain the amount of related interest expense which would have been recorded in the historical financial statements had the U S Liquids Inc. Predecessor been operated as a stand-alone entity. Accordingly, neither the historical nor the pro forma financial statements include interest expenses related to the U S Liquids Inc. Predecessor's intercompany account with Sanifill.

    The Pro Forma Adjustments are based on preliminary estimates, available information and certain assumptions and may be revised as additional information becomes available. The Pro Forma Financial Statements do not purport to represent what the Company's financial position or results of operations would actually have been if such transactions in fact had occurred on those dates or project the Company's financial position or results of operations for any future period. Since the Company, the U S Liquids Inc. Predecessor and Mesa and AWW were not under common control or management for all periods, historical combined results may not be comparable to, or indicative of, future performance. The unaudited Pro Forma Financial Statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this Prospectus, as well as information included under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere herein.

                                U S LIQUIDS INC.

                      PRO FORMA BALANCE SHEET (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                           JUNE 30, 1997
                                                                              ---------------------------------------
                                                       ASSETS
                                                                                               OFFERING        AS
                                                                              CONSOLIDATED      EFFECTS     ADJUSTED
                                                                              -------------  -------------  ---------
CURRENT ASSETS:
  Cash and cash equivalents.................................................    $   2,704    $  12,327(A)   $  12,083
                                                                                                (2,948)(B)
  Accounts receivable, net of allowance.....................................        4,196                       4,196
  Inventories...............................................................          446                         446
  Prepaid expenses and other current assets.................................          860         (318)(A)        542
                                                                              -------------  -------------  ---------
    Total current assets....................................................        8,206        9,061         17,267
PROPERTY, PLANT AND EQUIPMENT, net..........................................       34,982                      34,982
OTHER ASSETS, net...........................................................          675          (27)(B)        648
                                                                              -------------  -------------  ---------
    Total assets............................................................    $  43,863    $   9,034      $  52,897
                                                                              -------------  -------------  ---------
                                                                              -------------  -------------  ---------

                                        LIABILITIES AND STOCKHOLDERS' EQUITY

CURENT LIABILITIES:
  Current maturities of long-term obligations...............................    $   4,527    $  (1,445)(B)  $   3,082
  Accounts payable..........................................................        1,966                       1,966
  Accrued liabilities.......................................................        2,618         (234)(B)      2,384
  Advances from stockholders and current maturities of related-party notes
    payable.................................................................          545         (545)(B)     --
                                                                              -------------  -------------  ---------
    Total current liabilities...............................................        9,656       (2,224)         7,432
LONG-TERM OBLIGATIONS, net of current maturities............................       20,902         (724)(B)     20,178
CELL PROCESSING RESERVE.....................................................        7,886                       7,886
CLOSURE AND REMEDIATION
  RESERVES..................................................................        2,500                       2,500
  Deferred income taxes.....................................................           66                          66
                                                                              -------------  -------------  ---------
    Total liabilities.......................................................       41,010       (2,948)        38,062
                                                                              -------------  -------------  ---------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Preferred stock...........................................................           10                          10
  Common stock..............................................................           52           15(A)          67
  Additional paid-in capital................................................        1,379       11,994(A)      13,373
  Retained earnings.........................................................        1,412          (27)(B)      1,385
                                                                              -------------  -------------  ---------
    Total stockholders' equity..............................................        2,853       11,982         14,835
                                                                              -------------  -------------  ---------
    Total liabilities and stockholders' equity..............................    $  43,863    $   9,034      $  52,897
                                                                              -------------  -------------  ---------
                                                                              -------------  -------------  ---------

    The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.

                  NOTES TO PRO FORMA BALANCE SHEET (UNAUDITED)

(A) Reflects the proceeds from the issuance of 1,500,000 shares of Common Stock, net of estimated offering costs (based on an initial public offering price of $9.50 per share). Offering costs primarily consist of underwriting discounts and commissions, accounting fees, legal fees and printing expenses.

(B) Reflects the repayment of certain debt obligations with proceeds from the Offering.

                                U S LIQUIDS INC.

                   PRO FORMA STATEMENT OF INCOME (UNAUDITED)

                                 (IN THOUSANDS)

                                                              FOR THE YEAR ENDED DECEMBER 31, 1996
                                        --------------------------------------------------------------------------------
                                                       U S LIQUIDS   PRO FORMA                   OFFERING
                                        CONSOLIDATED   PREDECESSOR  ADJUSTMENTS    PRO FORMA     EFFECTS     AS ADJUSTED
                                        -------------  -----------  ------------  -----------  ------------  -----------
REVENUES..............................    $  14,285     $  16,853   $              $  31,138   $              $  31,138
                                                                         (768)(A)
COST OF GOODS SOLD....................       11,790         9,136         446(B)      20,604                     20,604
                                        -------------  -----------  ------------  -----------      -----     -----------
  GROSS PROFIT........................        2,495         7,717         322         10,534                     10,534
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES............................        1,440         2,524                      3,964                      3,964
                                        -------------  -----------  ------------  -----------      -----     -----------
  INCOME FROM OPERATIONS..............        1,055         5,193         322          6,570                      6,570
INTEREST EXPENSE AND OTHER (INCOME),
  net, excluding intercompany interest
  expense.............................          309           256       1,986(C)       2,551        (234)(E)      2,317
                                        -------------  -----------  ------------  -----------      -----     -----------
INCOME (LOSS) BEFORE INCOME TAXES.....          746         4,937      (1,664)         4,019         234          4,253
PROVISION (BENEFIT) FOR INCOME
  TAXES...............................          255         2,044        (650)(D)      1,649          96(D)       1,745
                                        -------------  -----------  ------------  -----------      -----     -----------
NET INCOME (LOSS).....................    $     491     $   2,893   $  (1,014)     $   2,370   $     138      $   2,508
                                        -------------  -----------  ------------  -----------      -----     -----------
                                        -------------  -----------  ------------  -----------      -----     -----------
NET INCOME PER SHARE..................                                                                        $    0.32
                                                                                                             -----------
                                                                                                             -----------
SHARES USED IN COMPUTING NET INCOME
  PER SHARE...........................                                                                            7,830(F)
                                                                                                             -----------
                                                                                                             -----------

    The accompanying notes are an integral part of this pro forma financial statement.

                                U S LIQUIDS INC.

                   PRO FORMA STATEMENTS OF INCOME (UNAUDITED)

                                 (IN THOUSANDS)

                                                                                FOR THE SIX MONTHS ENDED JUNE 30, 1997
                                                                              -------------------------------------------
                                                                                               OFFERING          AS
                                                                              CONSOLIDATED      EFFECTS       ADJUSTED
                                                                              -------------  -------------  -------------
REVENUES....................................................................    $  17,734    $              $  17,734
COST OF GOODS SOLD..........................................................       11,362                      11,362
                                                                              -------------  -------------  -------------
  GROSS PROFIT..............................................................        6,372                       6,372
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................................        2,716                       2,716
                                                                              -------------  -------------  -------------
  INCOME FROM OPERATIONS....................................................        3,656                       3,656
INTEREST EXPENSE AND OTHER (INCOME), net....................................        1,137         (134)(E)      1,003
                                                                              -------------  -------------  -------------
INCOME BEFORE INCOME TAXES..................................................        2,519          134          2,653
PROVISION FOR INCOME TAXES..................................................        1,033           55(D)       1,088
                                                                              -------------  -------------  -------------
NET INCOME..................................................................    $   1,486    $      79      $   1,565
                                                                              -------------  -------------  -------------
                                                                              -------------  -------------  -------------
NET INCOME PER SHARE........................................................                                $    0.20
                                                                                                            -------------
                                                                                                            -------------
SHARES USED IN COMPUTING NET INCOME PER SHARE...............................                                    7,830(F)
                                                                                                            -------------
                                                                                                            -------------

                                                           FOR THE SIX MONTHS ENDED JUNE 30, 1996
                                   --------------------------------------------------------------------------------------
                                                  U S LIQUIDS    PRO FORMA                     OFFERING          AS
                                   CONSOLIDATED   PREDECESSOR   ADJUSTMENTS     PRO FORMA       EFFECTS       ADJUSTED
                                   -------------  -----------  -------------  -------------  -------------  -------------
REVENUES.........................    $   6,757     $   7,617   $                $  14,374    $              $  14,374
                                                                    (384)(A)
COST OF GOODS SOLD...............        5,751         4,458         209(B)        10,034                      10,034
                                   -------------  -----------  -------------  -------------  -------------  -------------
  GROSS PROFIT...................        1,006         3,159         175            4,340                       4,340
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES........          527         1,498                        2,025                       2,025
                                   -------------  -----------  -------------  -------------  -------------  -------------
  INCOME FROM OPERATIONS.........          479         1,661         175            2,315                       2,315
INTEREST EXPENSE AND OTHER
  (INCOME), net, excluding
  intercompany interest
  expense........................           96            95         992(C)         1,183         (102)(E)      1,081
                                   -------------  -----------  -------------  -------------  -------------  -------------
INCOME (LOSS) BEFORE INCOME
  TAXES..........................          383         1,566        (817)           1,132          102          1,234
PROVISION (BENEFIT) FOR INCOME
  TAXES..........................          132           642        (310)(D)          464           42(D)         506
                                   -------------  -----------  -------------  -------------  -------------  -------------
NET INCOME (LOSS)................    $     251     $     924   $    (507)       $     668    $      60      $     728
                                   -------------  -----------  -------------  -------------  -------------  -------------
                                   -------------  -----------  -------------  -------------  -------------  -------------
NET INCOME PER SHARE.............                                                                           $    0.09
                                                                                                            -------------
                                                                                                            -------------
SHARES USED IN COMPUTING NET
  INCOME PER SHARE...............                                                                               7,830(F)
                                                                                                            -------------
                                                                                                            -------------

    The accompanying notes are an integral part of these pro forma financial statements.

                                U S LIQUIDS INC.

              NOTES TO PRO FORMA STATEMENTS OF INCOME (UNAUDITED)

(A) Adjusts depreciation expense to reflect the revaluation of property, plant and equipment in conjunction with the Campbell Wells Acquisition purchase price allocations.

(B) Adjusts insurance expense to reflect the differences in the contractual insurance premiums paid by the Company versus the intercompany insurance cost allocations received by the U S Liquids Predecessor from its previous parent Sanifill, Inc.

(C) Records interest expense on the debt incurred to effect the Campbell Wells Acquisition.

(D) Reflects the incremental provision (benefit) for federal and state income taxes relating to the pro forma income statement adjustments as well as providing federal income taxes on AWW (a limited liability company).

(E) Reflects the reduction in interest expense attributed to obligations retired with proceeds from the Offering.

(F) Includes (i) 3,538,875 shares issued by U S Liquids prior to the offering,
    (ii) 1,700,000 shares issued to the stockholders of Mesa and AWW in conjunction with their acquisition, (iii) 1,500,000 shares issued in connection with the Offering, and (iv) 1,090,713 shares representing the weighted average portion of shares for the dilution attributable to outstanding warrants and options to purchase common stock, using the treasury stock method. Excludes 580,000 shares of Common Stock subject to options and warrants to be granted in connection with the Offering at an exercise price equal to or exceeding the initial public offering price and 468,750 options which are contingent upon the successful completion of certain corporate development activities.

                                U S LIQUIDS INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To U S Liquids Inc.:

    We have audited the accompanying consolidated balance sheets of U S Liquids Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U S Liquids Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 1997

                                U S LIQUIDS INC.

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      ASSETS
                                                                                      DECEMBER 31,
                                                                                  --------------------   JUNE 30,
                                                                                    1995       1996        1997
                                                                                  ---------  ---------  -----------
                                                                                                        (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................................................  $      39  $   5,604   $   2,704
  Accounts receivable, less allowances of $12, $265 and $265....................        723      4,843       4,196
  Inventories...................................................................        364        339         446
  Prepaid expenses and other current assets.....................................         67        764         860
                                                                                  ---------  ---------  -----------
    Total current assets........................................................      1,193     11,550       8,206
PROPERTY, PLANT AND EQUIPMENT, net..............................................      1,680     34,582      34,982
DEFERRED INCOME TAXES...........................................................         65        186      --
OTHER ASSETS, net...............................................................         69        533         675
                                                                                  ---------  ---------  -----------
    Total assets................................................................  $   3,007  $  46,851   $  43,863
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term obligations...................................  $     214  $   5,817   $   4,527
  Accounts payable..............................................................      1,231      2,984       1,966
  Accrued liabilities...........................................................        124      2,147       2,618
  Advances from stockholders and current maturities of related-party notes
    payable.....................................................................        200        465         545
                                                                                  ---------  ---------  -----------
    Total current liabilities...................................................      1,769     11,413       9,656
LONG-TERM OBLIGATIONS, net of current maturities................................      1,044     23,668      20,902
RELATED-PARTY NOTES PAYABLE.....................................................        552     --          --
CELL PROCESSING RESERVE.........................................................     --          7,732       7,886
CLOSURE AND REMEDIATION RESERVES................................................     --          2,500       2,500
  Deferred income taxes.........................................................     --         --              66
                                                                                  ---------  ---------  -----------
    Total liabilities...........................................................      3,365     45,313      41,010

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued or outstanding
  Series A 72 percent cumulative preferred stock, $1.00 par value, 10,000 shares
    authorized, 10,000 shares issued and outstanding............................         10         10          10
  Common stock, $.01 par value, 50,000,000 shares authorized, 1,700,000,
    5,238,875 and 5,238,875 shares issued and outstanding.......................         17         52          52
  Additional paid-in capital....................................................          2      1,379       1,379
  Retained earnings (deficit)...................................................       (387)        97       1,412
                                                                                  ---------  ---------  -----------
    Total stockholders' equity..................................................       (358)     1,538       2,853
                                                                                  ---------  ---------  -----------
    Total liabilities and stockholders' equity..................................  $   3,007  $  46,851   $  43,863
                                                                                  ---------  ---------  -----------
                                                                                  ---------  ---------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                                U S LIQUIDS INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                              SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,              JUNE 30,
                                                         -------------------------------  ------------------------
                                                           1994       1995       1996        1996         1997
                                                         ---------  ---------  ---------  -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
REVENUES...............................................  $   8,039  $  11,127  $  14,285   $   6,757    $  17,734
COST OF OPERATIONS.....................................      7,558      9,935     11,790       5,751       11,362
                                                         ---------  ---------  ---------  -----------  -----------
  Gross profit.........................................        481      1,192      2,495       1,006        6,372
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........        643        863      1,440         527        2,716
                                                         ---------  ---------  ---------  -----------  -----------
INCOME (LOSS) FROM OPERATIONS..........................       (162)       329      1,055         479        3,656
INTEREST EXPENSE.......................................        110        159        397         122        1,032
OTHER (INCOME) EXPENSE, net............................         (1)        18        (88)        (26)         105
                                                         ---------  ---------  ---------  -----------  -----------
INCOME (EXPENSE) BEFORE PROVISION (BENEFIT) FOR INCOME
  TAXES................................................       (271)       152        746         383        2,519
PROVISION (BENEFIT) FOR INCOME TAXES...................        (89)        49        255         132        1,033
                                                         ---------  ---------  ---------  -----------  -----------
  Net income (loss)....................................  $    (182) $     103  $     491   $     251    $   1,486
                                                         ---------  ---------  ---------  -----------  -----------
                                                         ---------  ---------  ---------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                                U S LIQUIDS INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      PREFERRED STOCK           COMMON STOCK        ADDITIONAL    RETAINED
                                                   ----------------------  -----------------------    PAID-IN     EARNINGS
                                                    SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL     (DEFICIT)
                                                   ---------  -----------  ----------  -----------  -----------  -----------
BALANCE, December 31, 1993.......................     10,000   $      10    1,700,000   $      17    $       2    $    (294)
  Net loss.......................................     --          --           --          --           --             (182)
  Preferred stock dividends......................     --          --           --          --           --               (7)
                                                   ---------       -----   ----------       -----   -----------  -----------
BALANCE, December 31, 1994.......................     10,000          10    1,700,000          17            2         (483)
  Net income.....................................     --          --           --          --           --              103
  Preferred stock dividends......................     --          --           --          --           --               (7)
                                                   ---------       -----   ----------       -----   -----------  -----------
BALANCE, December 31, 1995.......................     10,000          10    1,700,000          17            2         (387)
  Net income.....................................     --          --           --          --           --              491
  Issuance of common stock.......................     --          --        3,538,875          35          382       --
  Preferred stock dividends......................     --          --           --          --           --               (7)
  Issuance of stock warrants.....................     --          --           --          --              995       --
                                                   ---------       -----   ----------       -----   -----------  -----------
BALANCE, December 31, 1996.......................     10,000          10    5,238,875          52        1,379           97
  Net income (unaudited).........................     --          --           --          --           --            1,486
  Distributions equal to the current
    income taxes of the limited liability
    corporation..................................     --          --           --          --           --             (171)
                                                   ---------       -----   ----------       -----   -----------  -----------
BALANCE, June 30, 1997 (unaudited)...............     10,000   $      10    5,238,875   $      52    $   1,379    $   1,412
                                                   ---------       -----   ----------       -----   -----------  -----------
                                                   ---------       -----   ----------       -----   -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                                U S LIQUIDS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                   SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,               JUNE 30,
                                                             -------------------------------  --------------------------
                                                               1994       1995       1996         1996          1997
                                                             ---------  ---------  ---------  -------------  -----------
                                                                                               (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $    (182) $     103  $     491    $     251     $   1,486
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities--
    Depreciation and amortization..........................        136        159        424          152         1,285
    Deferred income tax provision (benefit)................        (86)        31       (121)         (43)          152
    Changes in operating assets and liabilities--
      Accounts receivable..................................         (6)      (539)      (105)         (35)          647
      Inventories..........................................         (5)      (288)        44         (107)         (107)
      Prepaid expenses and other current assets............        (11)       (19)      (635)         (52)            4
      Other assets.........................................         (5)       (20)      (113)         (27)         (151)
      Accounts payable and accrued liabilities.............        201        946      1,567          340          (575)
      Closure, remediation and cell processing reserves....     --         --            (13)      --               154
                                                             ---------  ---------  ---------       ------    -----------
        Net cash provided by operating activities..........         42        373      1,539          479         2,895
                                                             ---------  ---------  ---------       ------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment...............       (178)      (916)    (1,795)        (961)       (1,676)
  Net cash (paid for) acquired through acquisitions........     --         --          5,985          (25)       --
                                                             ---------  ---------  ---------       ------    -----------
        Net cash provided by (used in) investing
          activities.......................................       (178)      (916)     4,190         (986)       (1,676)
                                                             ---------  ---------  ---------       ------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from (payments to) stockholders and related
    party notes payable....................................     --             (6)      (139)         (61)           80
  Proceeds from issuance of long-term obligations..........        144      1,084      1,152          677           305
  Principal payments on long-term obligations..............        (77)      (564)    (1,650)        (110)       (4,361)
  Interest accrued on related-party notes payable..........         47         50         56           28            28
  Preferred stock dividends paid...........................         (4)        (7)    --           --            --
  Issuance of common stock.................................     --         --            417       --            --
  Distributions equal to the current income taxes of the
    limited liability corporation..........................     --         --         --           --              (171)
                                                             ---------  ---------  ---------       ------    -----------
        Net cash provided by (used in) financing
          activities.......................................        110        557       (164)         534        (4,119)
                                                             ---------  ---------  ---------       ------    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......        (26)        14      5,565           27        (2,900)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD...........         51         25         39           38         5,604
                                                             ---------  ---------  ---------       ------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.................  $      25  $      39  $   5,604    $      65     $   2,704
                                                             ---------  ---------  ---------       ------    -----------
                                                             ---------  ---------  ---------       ------    -----------
SUPPLEMENTAL DISCLOSURES:
  Cash paid for interest...................................  $     110  $     102  $     339    $      98     $   1,028
  Cash paid for income taxes...............................     --              2          7       --             1,030
  Assets acquired under capital leases.....................     --             88     --           --                46
  Assets acquired with stock warrants......................     --         --            995       --            --

  The accompanying notes are an integral part of these consolidated financial statements.

                                U S LIQUIDS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION:


    U S Liquids Inc. was founded November 18, 1996, and effective December 13, 1996 acquired certain assets and assumed certain liabilities of Campbell Wells, L.P., and Campbell Wells NORM, L.P. (collectively, "Campbell Wells"), which are wholly owned subsidiaries of Sanifill, Inc. ("Sanifill"). On June 17, 1997, U S Liquids Inc. merged with Mesa Processing, Inc., and related companies ("Mesa") and American WasteWater Inc. ("AWW") through poolings-of-interests transactions.


    U S Liquids Inc. and subsidiary (collectively, "U S Liquids") treats and disposes nonhazardous oil field waste ("NOW") generated in the exploration for and production of oil and natural gas. U S Liquids has NOW facilities located in Louisiana and Texas that service the Gulf Coast region of the United States.

    Mesa and AWW treat and dispose non-hazardous commercial waste ("NCW"), including the processing and recovering of marketable waste products generated by restaurants, food processors, and other industries. Revenues are derived from two principal sources: the sale of finished products and tipping and collection fees received for treatment and disposal of NCW.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION


    The consolidated financial statements include the accounts of U S Liquids, Mesa and AWW (collectively, the Company) after elimination of all significant intercompany accounts and transactions. The consolidated financial statements for 1994 and 1995 represent the operations of Mesa and AWW prior to their acquisition by the Company. The combined revenues and net income of Mesa and AWW for the preacquisition period in 1996 were $13,459,000 and $479,000, respectively.


    INTERIM FINANCIAL INFORMATION

    The interim consolidated financial statements as of June 30, 1997, and for the six months ended June 30, 1996 and 1997, are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim consolidated financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

    USE OF ESTIMATES

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    All highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

                                U S LIQUIDS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    RISK FACTORS

    An investment in the Company's common stock involves a high degree of risk. Those risks include, but are not limited to, government regulation, dependence on the oil and gas industry and foreign customers, absence of a combined operating history, reliance on key personnel and risks related to the Company's acquisition strategy. For a more complete description of the Company's risks, see "Risk Factors" included elsewhere in this prospectus.

    CONCENTRATIONS OF CREDIT RISK

    Accounts receivable potentially subject the Company to concentrations of credit risk. At December 31, 1995, 37 percent and 10 percent, respectively, of total accounts receivable are associated with two customers. At December 31, 1996, 41 percent and 16 percent, respectively, of total accounts receivable are associated with two customers. In addition, sales to one customer represented 52 percent, 62 percent and 43 percent of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively.

    The Company's customers are concentrated in the oil and gas industry in Louisiana and Texas, the grease collection business in Texas and the chemical processing and livestock feed industries in Mexico. Total sales to customers in Mexico represented 80 percent, 82 percent and 70 percent of total revenues for the years ended December 31, 1994, 1995 and 1996, respectively. Accounts receivable with customers in Mexico represented approximately 64 percent and 9 percent of total accounts receivable at December 31, 1995 and 1996, respectively. Management performs ongoing credit analyses of the accounts of its customers and provides allowances as deemed necessary. Additionally, sales are dollar-denominated and the majority of international sales are secured by letters of credit.

    INVENTORIES

    Inventories are stated at the lower of cost or market and, at December 31, 1995 and 1996, consisted of finished grease products of $273,000 and $265,000, respectively, and unprocessed grease of $91,000 and $74,000, respectively. Cost is determined using the first-in, first-out (FIFO) method.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost. Improvements or betterments which significantly extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to operations as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from property disposals are included in other income or expense. Depreciation is computed using the straight-line and double-declining balance methods.

    INSURANCE

    The Company maintains various types of insurance coverage for its business, including, without limitation, commercial general liability and commercial auto liability, workers' compensation and employer liability, pollution legal liability and a general umbrella policy. The Company has not incurred significant claims or losses in excess of its insurance limits during the periods presented in the accompanying consolidated financial statements.

                                U S LIQUIDS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INCOME TAXES

    The Company will file a consolidated return for federal income tax purposes. Income taxes for U S Liquids and Mesa are provided under the liability method considering the tax effects of transactions reported in the financial statements which are different from the tax return. The deferred income tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the underlying assets or liabilities are realized or settled. Prior to June 1997, AWW was a limited liability company
(LLC), as defined by the Internal Revenue Code, whereby it was not subject to taxation for federal income tax purposes. Under LLC status, the equity owners reported their shares of AWW's federal taxable earnings or losses on their personal income tax returns. In June 1997, AWW converted to a C Corporation for federal income tax purposes and has recorded current and deferred income tax assets and liabilities existing on the date of conversion.

    CLOSURE AND REMEDIATION RESERVES

    The closure and remediation reserves represent accruals for the total estimated future costs associated with the ultimate closure of the Company's landfarm facilities, including costs of decommissioning and statutory monitoring costs required during the closure and subsequent postclosure periods. Management periodically reviews the level of these reserves and adjusts them to reflect its current estimate of the total costs necessary to complete the closure and remediation of its landfarm facilities. In conjunction with the Company's acquisition of certain assets and assumption of certain liabilities of Campbell Wells, Sanifill has agreed to maintain certain landfarm facility closure bonds and related letters of credit totalling $4 million posted with the states of Louisiana and Texas through December 31, 1997, at which time the Company will replace these closure bonds and letters of credit with similar instruments.

    REVENUE RECOGNITION AND CELL PROCESSING RESERVE

    When waste is unloaded at a given site, the Company recognizes the related revenue and records a reserve for the estimated amount of expenses to be incurred with the treatment of the oil field waste in order to match revenues with their related costs. The related treatment costs are charged against the reserve as such costs are incurred.

    Mesa recognizes sales revenue when the product is shipped to the customer. Service revenue is recognized when the material to be processed is unloaded at Mesa's plant, if delivered by the customer, or at the time the service is performed, if Mesa collects the materials from the customer's location.

    AWW recognizes revenue from processing services when customers unload their wastes at AWW's facilities. AWW recognizes revenue from grease sales when the product is delivered to a rendering company.

                                U S LIQUIDS INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The Company's revenues consist of the following:

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1994       1995       1996
                                                                ---------  ---------  ---------
                                                                        (IN THOUSANDS)
Product sales.................................................  $   7,023  $   9,866  $  11,474
Processing revenues...........................................      1,002      1,231      2,779
Other revenues................................................         14         30         32
                                                                ---------  ---------  ---------
  Total.......................................................  $   8,039  $  11,127  $  14,285
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    NEW ACCOUNTING STANDARD

    Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under these provisions, the Company reviews certain long-lived assets for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and recognizes an impairment loss under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

3. ACQUISITIONS:

    THE CAMPBELL WELLS ACQUISITION

    Effective December 14, 1996, U S Liquids Inc. purchased certain assets and assumed certain liabilities of Campbell Wells by issuing a long-term promissory note for $27,800,000 and warrants to purchase 1,000,000 shares of U S Liquids Inc. common stock at an exercise price of $2.00 per share (the "Campbell Wells Acquisition"). The total purchase price includes a calculation of the fair value of the warrants at their date of issuance using the Black-Scholes pricing model with the following assumptions:

Expected stock price volatility...................................     35.55%
Risk-free interest rate...........................................      6.35%
Expected life of warrants.........................................   10 years

    The Campbell Wells Acquisition was accounted for under the purchase method of accounting, and the net assets and results of operations since the date of the Campbell Wells Acquisition are included in the consolidated financial statements. Costs were allocated to the net assets acquired based on management's

                                U S LIQUIDS INC.

3. ACQUISITIONS: (CONTINUED)
estimate of the fair value of the acquired assets and liabilities at the date of the Campbell Wells Acquisition. The purchase price has been allocated as follows (in thousands):

Acquired assets--
  Cash and cash equivalents.......................................  $   6,001
  Accounts receivable.............................................      3,980
  Prepaid expenses and other current assets.......................         61
  Property, plant and equipment...................................     30,693
  Deferred income tax asset.......................................      1,628
  Other assets....................................................        271
Assumed liabilities--
  Accounts payable and accrued liabilities........................     (1,966)
  Closure, remediation and cell processing reserves...............    (10,245)
  Deferred income tax liability...................................     (1,628)
                                                                    ---------
    Total purchase price..........................................  $  28,795
                                                                    ---------
                                                                    ---------

    The following table sets forth unaudited pro forma income statement data to present the effect of the Campbell Wells Acquisition on the Company's results of operations for the years ended December 31, 1995 and 1996. The income statement data for Campbell Wells may not necessarily be indicative of the results of operations that would have been realized had Campbell Wells been operated as a stand-alone entity.

    As a wholly-owned subsidiary of Sanifill, Campbell Wells maintained a noninterest-bearing intercompany account with Sanifill for recording intercompany charges for costs and expenses, intercompany purchases of equipment and additions under capital leases and intercompany transfers of cash, among other transactions. It is not feasible to ascertain the amount of related interest expense which would have been recorded in the statements of income had Campbell Wells been operated as a stand-alone entity. The following unaudited pro forma income statement data includes the revenues and net income of the Company, plus the acquired operations of Campbell Wells, as if the Campbell Wells Acquisition were effective on the first day of the year being reported:

                                                                          YEAR ENDED DECEMBER
                                                                                  31,
                                                                          --------------------
                                                                            1995       1996
                                                                          ---------  ---------
                                                                              (UNAUDITED)
                                                                             (IN THOUSANDS)
Revenues................................................................  $  26,246  $  31,138
Net income, excluding intercompany interest expense.....................      1,251      2,370

    Pro forma adjustments for all periods included in the preceding table primarily relate to (a) the recording of interest expense on the debt incurred to effect the Campbell Wells Acquisition, (b) the adjustment to depreciation expense to reflect the revaluation of property, plant and equipment in conjunction with the Campbell Wells Acquisition purchase price allocation, (c) the adjustment of insurance expense to reflect the differences in insurance expenses recorded by U S Liquids compared to the

                                U S LIQUIDS INC.

3. ACQUISITIONS: (CONTINUED)
intercompany insurance expenses allocated to Campbell Wells from Sanifill, and
(d) the related income tax effects of these adjustments.

    The pro forma combined results presented above are not necessarily indicative of actual results which might have occurred had the operations and management teams of the Company and the acquired operations of Campbell Wells been combined at the beginning of the periods presented.

    ACQUISITIONS MADE BY MESA

    In March 1996, Mesa acquired all of the assets of the trap and septic division of a grease processing company through the purchase of assets. In September 1996, Mesa acquired all of the assets and assumed all liabilities of a feed and tallow processing company through the purchase of stock. Mesa paid $16,000 in cash, net of cash acquired, and issued $925,000 of debt obligations in conjunction with both of these acquisitions (collectively, the Purchased Companies). Both acquisitions were accounted for under the purchase method of accounting, and the net assets and results of operations of the Purchased Companies since their respective dates of acquisition are included in the consolidated financial statements.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

    Prepaid expenses and other current assets at December 31, 1995 and 1996, consist of the following:

                                                                                 1995        1996
                                                                                 -----     ---------
                                                                                  (IN THOUSANDS)
Prepaid insurance...........................................................   $      62   $     668
Other.......................................................................           5          96
                                                                                     ---   ---------
                                                                               $      67   $     764
                                                                                     ---   ---------
                                                                                     ---   ---------

5. PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at December 31, 1995 and 1996, consist of the following:

                                                                         DEPRECIABLE
                                                                        LIFE (YEARS)     1995       1996
                                                                        -------------  ---------  ---------
                                                                                          (IN THOUSANDS)
Landfarm and treatment sites..........................................           25    $      --  $  14,781
Land..................................................................           --          298        508
Buildings and improvements............................................         5-39          859     14,496
Machinery and equipment...............................................         3-15          667      4,260
Vehicles..............................................................          3-5          303      1,176
Furniture and fixtures................................................          3-5           37        255
                                                                                       ---------  ---------
                                                                                           2,164     35,476
Less--Accumulated depreciation........................................                      (484)      (894)
                                                                                       ---------  ---------
                                                                                       $   1,680  $  34,582
                                                                                       ---------  ---------
                                                                                       ---------  ---------

                                U S LIQUIDS INC.

6. OTHER ASSETS:

    Other assets at December 31, 1995 and 1996, consist of the following:

                                                                                1995       1996
                                                                              ---------  ---------
                                                                                 (IN THOUSANDS)
Note receivable.............................................................  $      --  $     196
Asset held for resale.......................................................         --         75
Noncompetition agreements...................................................         --         74
Organization costs..........................................................         --         58
SBA loan costs..............................................................         43         42
Other.......................................................................         40        116
                                                                                    ---  ---------
                                                                                     83        561
Less--Accumulated amortization..............................................        (14)       (28)
                                                                                    ---  ---------
                                                                              $      69  $     533
                                                                                    ---  ---------
                                                                                    ---  ---------

    The Company has entered into noncompetition agreements with former owners of the Purchased Companies that are being amortized under the straight-line method for five years over the terms of the agreements. Purchased collection routes and contracts are amortized under the straight-line method over the life of the applicable contracts.

7. ACCRUED LIABILITIES:

    Accrued liabilities at December 31, 1995 and 1996, consist of the following:

                                                                                 1995       1996
                                                                               ---------  ---------
                                                                                  (IN THOUSANDS)
Insurance premium promissory note, interest rate at 6.0%, due July 1997......  $  --      $     589
Income taxes payable.........................................................         14        340
Accrued interest on related-party notes payable..............................     --            204
Accrued salaries.............................................................     --            161
Engineering and testing fees.................................................     --            147
Other accrued taxes..........................................................         64        120
Other........................................................................         46        586
                                                                               ---------  ---------
                                                                               $     124  $   2,147
                                                                               ---------  ---------
                                                                               ---------  ---------

                                U S LIQUIDS INC.

8. INCOME TAXES:

    The components of the provision (benefit) for income taxes are as follows:

                                                                          1994       1995       1996
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Current--
  Federal.............................................................  $      (4) $      12  $     327
  State...............................................................          1          6         49
                                                                        ---------  ---------  ---------
                                                                               (3)        18        376
Deferred--
  Federal.............................................................        (73)        30       (107)
  State...............................................................        (13)         1        (14)
                                                                        ---------  ---------  ---------
                                                                              (86)        31       (121)
                                                                        ---------  ---------  ---------
                                                                        $     (89) $      49  $     255
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The differences in income taxes provided and the amounts determined by applying the federal statutory tax rate to income before provision (benefit) for income taxes result from the following:

                                                                          1994       1995       1996
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Tax at statutory rate.................................................  $     (94) $      52  $     253
  Add--
    State income taxes, net of federal benefit........................         (8)         6         24
    Other.............................................................         13         (9)       (22)
                                                                        ---------  ---------  ---------
                                                                        $     (89) $      49  $     255
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

                                U S LIQUIDS INC.

8. INCOME TAXES: (CONTINUED)
    The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:

                                                                                1995       1996
                                                                              ---------  ---------
                                                                                 (IN THOUSANDS)
Deferred income tax assets--
  Cell processing reserve...................................................  $      --  $   1,577
  Accrued expenses..........................................................         37        184
  Net operating losses......................................................         71        135
  Other.....................................................................         11         15
                                                                              ---------  ---------
    Total...................................................................        119      1,911
Deferred income tax liabilities--
  Property and equipment....................................................     --         (1,622)
  Inventory.................................................................        (50)       (77)
  Conversion from cash to accrual...........................................     --            (21)
  Other.....................................................................         (4)        (5)
                                                                              ---------  ---------
    Total...................................................................        (54)    (1,725)
                                                                              ---------  ---------
    Net deferred income tax asset...........................................  $      65  $     186
                                                                              ---------  ---------
                                                                              ---------  ---------

                                U S LIQUIDS INC.

9. LONG-TERM OBLIGATIONS:

    The Company's long-term obligations at December 31, 1995 and 1996, consist of the following:

                                                                             1995       1996
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Note payable to Sanifill, interest at 7.5%, due in 19 quarterly installments of $1,390,000, maturing December 2001, secured by
  substantially all of the assets of U S Liquids.........................  $  --      $  26,410

SBA loan with a commercial bank, interest at prime rate (8.25% at
  December 31, 1996) plus 2.75%, due in monthly installments, with interest-only payments to June 1996, and principal and interest payments of $10,816 thereafter, maturing in June 2014, secured by
  substantially all of the assets of AWW.................................        559        989

Notes payable to banks and credit institutions, interest ranging from
  5.9% to 13.75%, due in monthly installments ranging from $660 to
  $1,859, maturing January 1997 to August 2001, secured by vehicles and
  equipment..............................................................         76        306

Notes payable to individuals, interest ranging from noninterest-bearing to 10.0%, due in monthly installments ranging from $425 to $8,333, maturing May 1999 to October 2006, secured by property, plant and
  equipment..............................................................        223      1,195

Notes payable to individuals, interest ranging from 3% to 18%, due in monthly installments ranging from $295 to $2,854, maturing January 1998
  to August 2001.........................................................        317        512

Obligations under capital leases, interest ranging from 8.3% to 9.5%, due in monthly installments ranging from $396 to $822, secured by
  vehicles...............................................................         63         45

Other....................................................................         20         28

Less--Current maturities of long-term obligations........................       (214)    (5,817)
                                                                           ---------  ---------

                                                                           $   1,044  $  23,668
                                                                           ---------  ---------
                                                                           ---------  ---------

    Under the terms of the Company's note agreement with Sanifill, the Company is required to maintain certain minimum financial ratios and is subject to certain other restrictions and covenants.

    AWW's Small Business Administration (SBA) loan requires certain restrictions and covenants, including provisions prohibiting mergers with and acquisitions of AWW by other entities and the payment of dividends. AWW's loan agreement with the SBA currently provides that the SBA loan may be due and payable in full upon AWW merging with other entities. Accordingly, the SBA loan has been included in current maturities of long-term obligations at December 31, 1996.

                                U S LIQUIDS INC.

9. LONG-TERM OBLIGATIONS: (CONTINUED)
    Related-party notes payable at December 31, 1995 and 1996, consist of the following:

                                                                     1995       1996
                                                                   ---------  ---------
                                                                      (IN THOUSANDS)
Notes payable to equity owners, interest at 10%, with interest
  payable yearly and principal due at maturity...................  $     552  $     608
                                                                   ---------  ---------
                                                                   ---------  ---------

    The related-party notes payable are subordinated to the SBA note. Under the subordination agreement, no principal or interest has been or will be paid on the related-party notes payable until the entire balance of the SBA note is repaid. Included in related-party notes payable is accrued interest of $148,000 and $204,000 at December 31, 1995 and 1996, respectively. The principal portion of the related party notes payable has been reclassified as a current liability at December 31, 1996 and the accrued interest on the related-party notes payable has been included in accrued liabilities at December 31, 1996 in conjunction with the anticipated retirement of the SBA note.

    Principal payments of long-term debt obligations and minimum lease payments under operating and capital lease obligations as of December 31, 1996, are as follows:

                                                              OPERATING    CAPITAL    LONG-TERM
                                                               LEASES      LEASES       DEBT
                                                             -----------  ---------  -----------
                                                                       (IN THOUSANDS)
Year ending December 31--
  1997.....................................................   $     323   $      35   $   5,785
  1998.....................................................         283          14       6,091
  1999.....................................................         272      --           5,847
  2000.....................................................         283      --           5,813
  2001.....................................................         203      --           5,722
  Thereafter...............................................       6,142      --             182
                                                             -----------  ---------  -----------
                                                                  7,506          49      29,440
Less--Interest portion of capital leases...................      --              (4)     --
                                                             -----------  ---------  -----------
  Total....................................................   $   7,506   $      45   $  29,440
                                                             -----------  ---------  -----------
                                                             -----------  ---------  -----------

    Management estimates that the fair value of its debt obligations approximates the historical value of $29,440,000 at December 31, 1996.

10. STOCK OPTIONS:

    On November 20, 1996, U S Liquids established a stock option plan and authorized the issuance of 1,560,000 stock options for various corporate purposes. In accordance with this authorization, on November 20, 1996, the Company granted 301,875 incentive stock options to employees and 468,750 nonqualified stock options to various other individuals for corporate development purposes. Each of these options has an exercise price of $.02, vests equally in three annual installments, commencing on the first anniversary of the date upon which the options were granted, and expires after being outstanding for a period of 10 years. The nonqualified stock options are further contingent upon the successful completion of certain corporate development activities and, accordingly, no calculation of the fair value of the nonqualified stock options

                                U S LIQUIDS INC.

10. STOCK OPTIONS: (CONTINUED)
will be determined or recorded until the realization of such contingencies. No stock options have been exercised or forfeited through December 31, 1996.

    The Company accounts for its employee stock options under the Accounting Principles Board Opinion No. 25, in which no compensation expense is recognized for employee stock options if there is no intrinsic value at the date of grant. Had compensation expense for these employee stock options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income for 1996 would have been reduced to $488,000. The fair value of each employee stock option was estimated on the date of grant using the Black-Scholes pricing model with the following assumptions:

Expected stock price volatility...........................     35.55%
Risk-free interest rate...................................      6.17%
Expected life of options..................................   10 years

11. COMMITMENTS AND CONTINGENCIES:

    NONCOMPETE AND NOW DISPOSAL AGREEMENTS

    In conjunction with the Campbell Wells Acquisition, the Company assumed certain rights and obligations pursuant to an earlier sales agreement entered into during 1996 between Sanifill and Newpark Resources, Inc. ("Newpark"), whereby Sanifill sold an unrelated portion of Campbell Wells to Newpark (the "Newpark Transaction"). The Company has assumed Sanifill's position in a noncompete agreement entered into between Sanifill and Newpark in conjunction with the Newpark Transaction, in which Sanifill agreed not to compete with Newpark in the collection of NOW from offshore sources for a period of five years.

    U S Liquids has also assumed a disposal agreement entered into between Campbell Wells and Newpark in conjunction with the Newpark transaction, in which Newpark agreed to deliver, and Campbell Wells agreed to accept at its Louisiana landfarms, certain quantities of NOW each year for the next 25 years for a specified price, subject to adjustment, and at specified annual minimum volume levels.

    CLOSURE OF LACASSINE FACILITY

    As a part of the Campbell Wells Acquisition, the Company has agreed to take full responsibility and assume all liabilities relating to the closure and postclosure requirements of the Lacassine, Louisiana, facility, which previously processed and treated oil field naturally occurring radioactive material. Sanifill has agreed to reimburse the Company up to $1.3 million of costs incurred with such closure and postclosure requirements. Management of the Company believes the $1.3 million indemnity is adequate to cover expected closure costs.

    LEASES

    The Company leases office facilities and certain equipment under noncancelable operating leases for periods ranging from one to 27 years. Rent expense was approximately $99,000, $98,000 and $171,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

    NONCOMPETE AGREEMENTS WITH PURCHASED COMPANIES

    In conjunction with the acquisition of the Purchased Companies, the Company has agreed not to solicit certain previous customers of the Purchased Companies for a period of 18 months.

                                U S LIQUIDS INC.

11. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    LEGAL PROCEEDINGS


    The Company is involved in various legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.



    Prior to the closing of the Campbell Wells Acquisition, several lawsuits were brought against Campbell Wells based upon the operation of certain of the Louisiana landfarms purchased by the Company as part of the Campbell Wells Acquisition. In one of the lawsuits filed against Campbell Wells approximately 300 individuals residing in and around Grand Bois, Louisiana are seeking unspecified monetary damages allegedly suffered as a result of (i) odors allegedly emitted by NOW received from Exxon Company U.S.A. at the Bourg, Louisiana landfarm in March 1994, and (ii) alleged air, water and soil contamination in connection with ongoing operations at the facility. Trial is set to commence in this matter on January 20, 1998. A second lawsuit, brought by one individual, seeks unspecified monetary damages allegedly suffered as a result of odors allegedly emitted by NOW received from Exxon at the Bourg landfarm in March 1994. The trial date for this lawsuit is also January 20, 1998. A third lawsuit, filed as a class action, seeks unspecified monetary damages allegedly suffered as a result of alleged air, water and soil contamination in connection with ongoing operations at the Mermentau, Louisiana landfarm. No trial date has been set for this lawsuit. In a fourth lawsuit, six individuals filed suit on March 7, 1996 against Campbell Wells in Louisiana state court, seeking preliminary and permanent injunctive relief against certain treatment operations conducted at the Bourg, Louisiana landfarm which the plaintiffs contend have resulted and will result in adverse health effects by way of emissions of alleged air pollutants. The plaintiffs' request for a preliminary injunction was heard during the summer of 1996. On December 30, 1996, the court entered an order granting in part and denying in part the relief requested by the plaintiffs. Specifically, the court found that there was no evidence that emissions resulting from the treatment operations complained of equalled or exceeded any relevant safety standard, health standard or occupational standard and, therefore, denied the plaintiffs' request for a temporary injunction prohibiting such treatment operations. The court did, however, preliminarily enjoin Campbell Wells (and, thus, indirectly the Company) from treating NOW received from Exxon Company U.S.A. in March 1994 in one particular treatment cell located within 500 feet of a building in which one of the plaintiffs resides. In connection therewith, the court ordered that the Commissioner of the Louisiana Department of Conservation be made a party to the litigation and substituted for the plaintiffs on the limited issue of whether Campbell Wells has violated the location criteria for the particular treatment cell involved. No trial date has been set for the plaintiffs' request for permanent injunctive relief; however, based upon the court's rulings from the preliminary injunction trial and initial discussions with the Louisiana Department of Conservation, the Company believes that any permanent injunctive relief that might be entered against Campbell Wells will not have a material adverse effect upon the Company's operations at the Bourg landfarm.


    Under the terms of the Campbell Wells Acquisition Agreement, Sanifill agreed to remain responsible for the contingent liabilities associated with each of the above-referenced lawsuits. In addition, subject to certain limitations, Sanifill has agreed to indemnify the Company from and against all liabilities associated with such lawsuits up to a maximum of $10 million. See "Certain Transactions" included elsewhere in this Prospectus. The Company believes that the ultimate disposition of these proceedings will not have a material adverse effect on the Company's financial condition or results of operations.

                                U S LIQUIDS INC.

12. SEGMENT INFORMATION:

    The Company's nonhazardous commercial waste (NCW) operations are conducted by Mesa and AWW. The Company's NOW operations are conducted by U S Liquids. The following is a summary of key business segment information:

                                                                           1994       1995       1996
                                                                         ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
Revenues--
  NOW..................................................................  $      --  $      --  $     826
  NCW..................................................................      8,039     11,127     13,459
                                                                         ---------  ---------  ---------
    Total..............................................................  $   8,039  $  11,127  $  14,285
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Income from operations--
  NOW..................................................................  $  --      $  --      $     126
  NCW..................................................................       (162)       329        929
                                                                         ---------  ---------  ---------
    Total..............................................................  $    (162) $     329  $   1,055
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Identifiable assets--
  NOW..................................................................  $  --      $  --      $  41,152
  NCW..................................................................      1,450      3,007      5,699
                                                                         ---------  ---------  ---------
    Total..............................................................  $   1,450  $   3,007  $  46,851
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Depreciation, depletion and amortization expense
  NOW..................................................................  $  --      $  --      $      78
  NCW..................................................................        136        159        346
                                                                         ---------  ---------  ---------
    Total..............................................................  $     136  $     159  $     424
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------
Capital expenditures--
  NOW..................................................................  $  --      $  --      $  --
  NCW..................................................................        178        916      1,795
                                                                         ---------  ---------  ---------
    Total..............................................................  $     178  $     916  $   1,795
                                                                         ---------  ---------  ---------
                                                                         ---------  ---------  ---------

13. SUBSEQUENT EVENTS:

    On June 16, 1997, the Company declared a one for two reverse stock split whereby the number of all outstanding shares of the Company's common stock and shares pursuant to previously issued warrants and granted stock options have been exchanged and reduced by one-half. Accordingly, the consolidated financial statements have been restated to reflect the adjusted number of shares, warrants and options.

    On June 16, 1997, the Company amended and restated its certificate of incorporation and bylaws to provide, among other things, for the authorization of 10 million shares of $.01 par value preferred stock and for the amount of authorized common stock to be increased to 50 million shares.

    On June 23, 1997, the Company amended its stock option plan to allow for a maximum authorized shares amount of 15 percent of all outstanding stock, not to exceed a total of 3,000,000 shares. In conjunction therewith, the Company granted an additional 432,000 stock options to employees and directors at an exercise price equal to the initial public offering price. In addition, the Company has granted 270,000 warrants to underwriters and other individuals at an exercise price equal to or exceeding the initial public offering price.

    On June 26, 1997, U S Liquids filed a registration statement on Form S-1 for the sale of its common stock.

14. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED):

    On July 31, 1997, the Company amended and restated its certificate of incorporation and bylaws to provide, among other things, for the amount of authorized common stock to be decreased to 30 million shares and for the amount of authorized preferred stock to be decreased to 5 million shares.

                                U S LIQUIDS INC.

14. EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED): (CONTINUED)

    In August 1997, one of the Company's subsidiaries was added as a defendant in a lawsuit originally filed in 1994 against Campbell Wells and others in the District Court of Jim Wells County, Texas. This dispute arose out of an application filed by Waste Facilities, Inc. ("WFI"), the operator of a South Texas NOW treatment facility, to renew its permit to treat NOW. The suit alleges, among other things, that Campbell Wells and the other defendants (including the Company's subsidiary) wrongfully interfered with WFI's ongoing relations with its customers and with WFI's prospective contractual and business relations. In addition, WFI has alleged that the defendants conspired to wrongfully restrain trade and interfere with WFI's business. WFI's amended petition seeks actual and punitive damages from each of the defendants. Virtually all of the actions complained of by WFI occurred prior to the time that the Company and the subsidiary involved were organized and, therefore, the Company believes that the claims asserted against its subsidiary are without merit.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To U S Liquids Inc.:

    We have audited the accompanying balance sheets of the U S Liquids Inc. Predecessor, which represents certain assets acquired and liabilities assumed by U S Liquids Inc. from Campbell Wells, L.P. and Campbell Wells NORM, L.P. (collectively "Campbell Wells") which are wholly-owned subsidiaries of Sanifill, Inc., as of December 31, 1995 and December 13, 1996, and the related statements of income for the years ended December 31, 1994 and 1995 and for the period ended December 13, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As discussed in Note 2, the accompanying financial statements have been prepared pursuant to the purchase agreement effective December 14, 1996, between Sanifill, Inc. and U S Liquids Inc. and were prepared for the purpose of complying with Rule 3-05 of Regulation S-X of the Securities and Exchange Commission and are not intended to be a complete presentation of Campbell Wells' assets, liabilities, operating results or cash flows on a stand-alone basis.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the balance sheet of the U S Liquids Inc. Predecessor as of December 31, 1995 and December 13, 1996, and the results of its operations for the years ended December 31, 1994 and 1995 and for the period ended December 13, 1996, pursuant to the purchase agreement referred to in Note 2 and in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Houston, Texas
June 26, 1997

                          U S LIQUIDS INC. PREDECESSOR

                                 BALANCE SHEETS

                                 (IN THOUSANDS)

                                     ASSETS

                                                                                       DECEMBER 31,  DECEMBER 13,
                                                                                           1995          1996
                                                                                       ------------  ------------
CURRENT ASSETS:
  Cash and cash equivalents..........................................................   $      286    $    6,001
  Accounts receivable, less allowance of $200 and $172...............................        6,393         4,053
  Prepaid expenses and other current assets..........................................          324            61
                                                                                       ------------  ------------
    Total current assets.............................................................        7,003        10,115
PROPERTY, PLANT AND EQUIPMENT, net...................................................       53,295        49,553
OTHER ASSETS.........................................................................          243           232
                                                                                       ------------  ------------
    Total assets.....................................................................   $   60,541    $   59,900
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                                    LIABILITIES AND NET INTERCOMPANY BALANCE

CURRENT LIABILITIES:
  Accounts payable...................................................................   $    2,875    $    1,621
  Accrued liabilities................................................................          115           336
                                                                                       ------------  ------------
    Total current liabilities........................................................        2,990         1,957
CELL PROCESSING RESERVE..............................................................        7,803         7,745
CLOSURE AND REMEDIATION RESERVES.....................................................        2,619         1,969
DEFERRED INCOME TAXES................................................................       12,571        14,554
                                                                                       ------------  ------------
    Total liabilities................................................................       25,983        26,225

COMMITMENTS AND CONTINGENCIES

NET INTERCOMPANY BALANCE.............................................................       34,558        33,675
                                                                                       ------------  ------------
    Total liabilities and net intercompany balance...................................   $   60,541    $   59,900
                                                                                       ------------  ------------
                                                                                       ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                          U S LIQUIDS INC. PREDECESSOR

                              STATEMENTS OF INCOME

                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER
                                                                          31,           PERIOD ENDED  SIX MONTHS
                                                                  --------------------  DECEMBER 13,  ENDED JUNE
                                                                    1994       1995         1996       30, 1996
                                                                  ---------  ---------  ------------  -----------
                                                                                                      (UNAUDITED)
REVENUES........................................................  $  14,847  $  15,119   $   16,853    $   7,617
COST OF OPERATIONS..............................................      7,478      8,635        9,136        4,458
                                                                  ---------  ---------  ------------  -----------
  Gross profit..................................................      7,369      6,484        7,717        3,159
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....................      2,626      2,989        2,524        1,498
                                                                  ---------  ---------  ------------  -----------
  Income from operations........................................      4,743      3,495        5,193        1,661
INTEREST EXPENSE, excluding intercompany interest expense.......        105        246          353          122
OTHER INCOME, net...............................................       (176)       (51)         (97)         (27)
                                                                  ---------  ---------  ------------  -----------
INCOME BEFORE PROVISION FOR INCOME TAXES........................      4,814      3,300        4,937        1,566
PROVISION FOR INCOME TAXES......................................      1,945      1,400        2,044          642
                                                                  ---------  ---------  ------------  -----------
NET INCOME......................................................  $   2,869  $   1,900   $    2,893    $     924
                                                                  ---------  ---------  ------------  -----------
                                                                  ---------  ---------  ------------  -----------

   The accompanying notes are an integral part of these financial statements.

                          U S LIQUIDS INC. PREDECESSOR

                   NOTES TO PREDECESSOR FINANCIAL STATEMENTS

1. THE ACQUISITION:


    Effective December 13, 1996, U S Liquids Inc. ("U S Liquids") purchased certain assets and assumed certain liabilities of Campbell Wells, L.P. and Campbell Wells NORM L.P. ("Campbell Wells" the "U S Liquids Inc. Predecessor," or the "Company"), which are wholly-owned subsidiaries of Sanifill, Inc. ("Sanifill"), by issuing a long-term promissory note for $27.8 million and warrants to purchase 1,000,000 shares of U S Liquids common stock at an exercise price of $2.00 per share (the "Campbell Wells Acquisition"). Assets not purchased and excluded from the accompanying predecessor financial statements for all periods presented include transfer stations and other related assets of Campbell Wells previously sold by Sanifill to Newpark Resources, Inc. (the "Newpark Transaction").


    The Company treats and disposes nonhazardous oil field waste ("NOW") generated in the exploration for and production of oil and natural gas. The Company has treatment facilities located in Louisiana and Texas that service the Gulf Coast region of the United States. The Company also treats oil field naturally occurring radioactive material at its treatment facility at Lacassine, Louisiana.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    BASIS OF PRESENTATION

    These financial statements have been prepared to present the financial position and results of operations of Campbell Wells related to the assets acquired and liabilities assumed by U S Liquids Inc. under the terms of the Campbell Wells Acquisition described in Note 1 and in conformity with generally accepted accounting principles.

    The balance sheets and statements of income may not necessarily be indicative of the financial position or results of operations that would have been realized had Campbell Wells been operated as a stand-alone entity. The statements of income include the amounts allocated by Sanifill to Campbell Wells for selling, general and administrative expenses based on a percentage of revenues and direct payroll based costs. Management believes this allocation is reasonable.

    As a wholly-owned subsidiary of Sanifill, Campbell Wells maintained a noninterest-bearing intercompany account with Sanifill for recording intercompany charges for costs and expenses, intercompany purchases of equipment and additions under capital leases, and intercompany transfers of cash, among other transactions. It is not feasible to ascertain the amount of related interest expense which would have been recorded in the accompanying statements of income had Campbell Wells been operated as a stand-alone entity. Sanifill did not maintain debt balances specifically related to the operations of Campbell Wells nor did Sanifill allocate any interest charges to Campbell Wells relating to Sanifill's corporate debt. The interest expense reflected in the accompanying statements of income represents the interest portion of capital lease payments which were paid by Sanifill and directly charged to Campbell Wells.

    Due to the manner in which Sanifill intercompany transactions were recorded and also due to carve out matters relating to intercompany transactions associated with the portion of Campbell Wells which was sold by Sanifill to Newpark, it is not feasible to present a detailed analysis of transactions reflected in the intercompany balance with Sanifill. The change in the intercompany balance with Sanifill (net of income) was ($409,000), $462,000, and $3,776,000 for the years ended December 31, 1994, 1995 and for the period ended December 13, 1996, respectively.

                          U S LIQUIDS INC. PREDECESSOR

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    It is also not feasible to present complete statements of cash flows, including unaudited interim cash flow data, due to the nature and manner of recording of intercompany transactions; however, the following information presents certain cash flow data related to the operations of Campbell Wells.

                             CASH FLOW INFORMATION

                                                                  YEAR ENDED
                                                                 DECEMBER 31       PERIOD ENDED
                                                             --------------------  DECEMBER 13,
                                                               1994       1995         1996
                                                             ---------  ---------  -------------
                                                                       (IN THOUSANDS)
Cash flows from operating activities--
  Net income...............................................  $   2,869  $   1,900    $   2,893
  Adjustments to reconcile net income to net cash provided
    by operating activities--
    Depreciation...........................................      2,860      3,025        2,594
    Deferred income tax provision (benefit)................      1,234       (413)       1,983
    Changes in operating assets and liabilities--
      Accounts receivable..................................     (3,118)       706        2,340
      Prepaid expenses and other current assets............         (8)      (130)         263
      Other assets.........................................        (41)        58           11
      Accounts payable and accrued liabilities.............       (228)     1,812       (1,033)
      Closure, remediation and cell processing reserves....        340       (148)        (708)
                                                             ---------  ---------  -------------
  Net cash provided by operating activities................  $   3,908  $   6,810    $   8,343
                                                             ---------  ---------  -------------
                                                             ---------  ---------  -------------

    INTERIM FINANCIAL INFORMATION

    The interim financial statement for the six months ended June 30, 1996, is unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the results of operations with respect to the interim financial statement, have been included. The results of operations for the interim period are not necessarily indicative of the results for the entire fiscal year.

    USE OF ESTIMATES

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets acquired and liabilities assumed, the disclosure of contingent assets acquired and liabilities assumed at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    All highly liquid investments with an original maturity of three months or less are classified as cash equivalents.

                          U S LIQUIDS INC. PREDECESSOR

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    CONCENTRATIONS OF CREDIT RISK

    Accounts receivable potentially subject the Company to concentrations of credit risk. At December 31, 1995, two customers accounted for 17 percent and 11 percent, respectively, of the total accounts receivable balance. At December 13, 1996, 19 percent and 50 percent of the total accounts receivable are associated with two customers, respectively.

    In 1994, one customer accounted for 19 percent of total revenues. During 1995, two customers accounted for 33 percent and 22 percent, respectively, of total revenues. During 1996, two customers accounted for 41 percent and 31 percent, respectively, of total revenues.

    The Company's customers are concentrated in the oil and gas industry in Louisiana and Texas.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost. Improvements or betterments which significantly extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are charged to operations as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains and losses resulting from property disposals are included in other income or expense. Depreciation is computed using the straight-line method.

    CLOSURE AND REMEDIATION RESERVES

    The closure and remediation reserves represent accruals for the total estimated future costs associated with the ultimate closure of the Company's landfarm facilities, including costs of decommissioning and statutory monitoring costs required during the closure and subsequent postclosure periods. Management periodically reviews the level of these reserves and adjusts them to reflect its current estimate of the total costs necessary to complete the closure and remediation of its landfarm facilities. In conjunction with U S Liquids' acquisition of certain assets and assumption of certain liabilities of Campbell Wells, Sanifill has agreed to maintain landfarm facility closure bonds and related letters of credit totalling $4 million posted with the states of Louisiana and Texas through December 31, 1997, at which time U S Liquids will replace these closure bonds and letters of credit with similar instruments.

    REVENUE RECOGNITION AND CELL PROCESSING RESERVE

    When waste is unloaded at a given site, Campbell Wells recognizes the related revenue and records a reserve for the estimated amount of expenses to be incurred with the treatment of the oil field waste in order to match revenues with their related costs. The related treatment costs are charged against the reserve as such costs are incurred.

    INCOME TAXES

    The operations of Campbell Wells were included in the consolidated U.S. federal income tax return of Sanifill, Inc., and no allocations of income taxes were reflected in the historical statements of operations. For purposes of these predecessor financial statements, current and deferred income taxes have been provided on a separate return basis.

                          U S LIQUIDS INC. PREDECESSOR

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    NEW ACCOUNTING STANDARD

    Effective January 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under these provisions, the Company reviews certain long-lived assets for impairment whenever events indicate that the carrying amount of an asset may not be recoverable and recognizes an impairment loss under certain circumstances in the amount by which the carrying value exceeds the fair value of the asset. In making this assessment, the Company considered the estimated future undiscounted cash flows of the Company's long-lived assets on the basis of continuing operations, versus the current market value of such assets on a held for sale basis. The adoption of SFAS No. 121 had no impact on the Company's financial position or results of operations.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

    Prepaid expenses and other current assets at December 31, 1995, and December 13, 1996, consist of the following:

                                                                                1995        1996
                                                                              ---------     -----
                                                                                  (IN THOUSANDS)
Closure bond................................................................  $     211   $      --
Prepaid expenses............................................................         33          43
Notes receivable, current portion...........................................         33          16
Other.......................................................................         47           2
                                                                              ---------         ---
                                                                              $     324   $      61
                                                                              ---------         ---
                                                                              ---------         ---

4. PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment at December 31, 1995, and December 13, 1996, consist of the following:

                                                                              1995       1996
                                                                            ---------  ---------
                                                              DEPRECIABLE
                                                                 LIFE
                                                             -------------
                                                                (YEARS)        (IN THOUSANDS)
Landfarm and treatment facilities..........................           25    $  56,732  $  56,573
Buildings and improvements.................................        10-12          532        659
Machinery and equipment....................................          3-5        7,494      6,445
Vehicles...................................................          3-5          826        755
Furniture and fixtures.....................................            3          355        359
                                                                            ---------  ---------
                                                                               65,939     64,791
Less--Accumulated depreciation.............................                   (12,644)   (15,238)
                                                                            ---------  ---------
                                                                            $  53,295  $  49,553
                                                                            ---------  ---------
                                                                            ---------  ---------

    Included in property, plant and equipment at December 31, 1995, and December 13, 1996 are approximately $3,133,000 and $3,133,000, respectively, of assets held under capital leases.

                          U S LIQUIDS INC. PREDECESSOR

5. OTHER ASSETS:

    Other assets at December 31, 1995, and December 13, 1996, consist of the following:

                                                                                 1995       1996
                                                                               ---------  ---------
                                                                                  (IN THOUSANDS)
Note receivable..............................................................  $     196  $     196
Other........................................................................         47         36
                                                                               ---------  ---------
                                                                               $     243  $     232
                                                                               ---------  ---------
                                                                               ---------  ---------

6. ACCRUED LIABILITIES:

    Accrued liabilities at December 31, 1995, and December 13, 1996, consist of the following:

                                                                                 1995       1996
                                                                               ---------  ---------
                                                                                  (IN THOUSANDS)
Engineering and testing fees.................................................  $      13  $     140
Repairs and maintenance......................................................     --             96
Accrued salaries and benefits................................................         21         55
Escrow deposits..............................................................         34     --
Accrued commissions..........................................................         33     --
Other........................................................................         14         45
                                                                               ---------  ---------
                                                                               $     115  $     336
                                                                               ---------  ---------
                                                                               ---------  ---------

7. INCOME TAXES:

    The components of the provision (benefit) for income taxes are as follows:

                                                            YEAR ENDED DECEMBER
                                                                    31,           PERIOD ENDED
                                                           ---------------------  DECEMBER 13,
                                                              1994       1995         1996
                                                           ----------  ---------  -------------
                                                                      (IN THOUSANDS)
Current--
  Federal................................................  $    2,750  $   1,622    $      40
  State..................................................      (2,039)       191           21
                                                           ----------  ---------       ------
                                                                  711      1,813           61
Deferred--
  Federal................................................      (1,211)      (511)       1,580
  State..................................................       2,445         98          403
                                                           ----------  ---------       ------
                                                                1,234       (413)       1,983
                                                           $    1,945  $   1,400    $   2,044
                                                           ----------  ---------       ------
                                                           ----------  ---------       ------

                          U S LIQUIDS INC. PREDECESSOR

7. INCOME TAXES: (CONTINUED)
    The difference in income taxes provided (benefited) and the amounts determined by applying the federal statutory tax rate to income (loss) before provision (benefit) for income taxes result from the following:

                                                                         YEAR ENDED
                                                                        DECEMBER 31,      PERIOD ENDED
                                                                    --------------------  DECEMBER 13,
                                                                      1994       1995         1996
                                                                    ---------  ---------  -------------
                                                                              (IN THOUSANDS)
Tax at statutory rate.............................................  $   1,585  $   1,104    $   1,676
Add (deduct)--
  State income taxes, net of federal benefit......................        269        191          280
  Nondeductible expenses..........................................         91        105           88
                                                                    ---------  ---------       ------
                                                                        1,945      1,400        2,044
                                                                    ---------  ---------       ------
                                                                    ---------  ---------       ------

    The tax effects of significant temporary differences representing deferred income tax assets and liabilities are as follows:

                                                                         DECEMBER 31,  DECEMBER 13,
                                                                             1995          1996
                                                                         ------------  ------------
                                                                               (IN THOUSANDS)
Deferred income tax liabilities--
  Property and equipment...............................................   $   (4,511)   $   (4,767)
  Landfarm treatment facility..........................................      (14,287)      (14,286)
  Other................................................................       (1,729)       (2,924)
                                                                         ------------  ------------
    Total..............................................................      (20,527)      (21,977)
                                                                         ------------  ------------
Deferred income tax assets--
  Closure accrual......................................................        2,015         1,967
  Depletion............................................................        2,338         2,344
  Processing reserve...................................................        3,373         3,373
  Other................................................................          230          (261)
                                                                         ------------  ------------
    Total..............................................................        7,956         7,423
                                                                         ------------  ------------
    Net deferred income tax liabilities................................   $   12,571    $   14,554
                                                                         ------------  ------------
                                                                         ------------  ------------

8. COMMITMENTS AND CONTINGENCIES:

    NONCOMPETE AGREEMENT

    Under the terms of the Newpark Transaction, Campbell Wells and Sanifill agreed not to compete with Newpark Resources, Inc., in the collection of NOW from offshore sources for a period of five years. This agreement was assumed by U S Liquids pursuant to the Campbell Wells Acquisition.

    NOW DISPOSAL AGREEMENT

    In connection with the Newpark Transaction, Campbell Wells signed a disposal agreement dated June 4, 1996, in which Newpark Resources, Inc., agreed to deliver, and Campbell Wells agreed to accept at its Louisiana landfarms, certain quantities of NOW each year for the next 25 years for a specified price, subject to adjustment, and at specified annual minimum volume levels. This agreement was assumed by U S Liquids pursuant to the Campbell Wells Acquisition.

                          U S LIQUIDS INC. PREDECESSOR

8. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    LEASES

    The Company leases office facilities under noncancelable leases. Rent expense was approximately $214,000, $202,000 and $214,000 for the years ended December 31, 1994 and 1995, and for the period ended December 13, 1996, respectively.


    LEGAL PROCEEDINGS



    As of December 31, 1996, there were no material pending legal proceedings to which U S Liquids was a party. However, prior to the closing of the Campbell Wells Acquisition, several lawsuits were brought against Campbell Wells based upon the operation of certain of the Louisiana landfarms purchased by U S Liquids as part of the Campbell Wells Acquisition.



    In one of the lawsuits filed against Campbell Wells approximately 300 individuals residing in and around Grand Bois, Louisiana are seeking unspecified monetary damages allegedly suffered as a result of (i) odors allegedly emitted by NOW received from Exxon Company U.S.A. at the Bourg, Louisiana landfarm in March 1994, and (ii) alleged air, water and soil contamination in connection with ongoing operations at the facility. Trial is set to commence in this matter on January 20, 1998. A second lawsuit, brought by one individual, seeks unspecified monetary damages allegedly suffered as a result of odors allegedly emitted by NOW received from Exxon at the Bourg landfarm in March 1994. The trial date for this lawsuit is also January 20, 1998. A third lawsuit, filed as a class action, seeks unspecified monetary damages allegedly suffered as a result of alleged air, water and soil contamination in connection with ongoing operations at the Mermentau, Louisiana landfarm. No trial date has been set for this lawsuit. In a fourth lawsuit, six individuals filed suit on March 7, 1996 against Campbell Wells in Louisiana state court, seeking preliminary and permanent injunction relief against certain treatment operations conducted at the Bourg, Louisiana landfarm which the plaintiffs contend have resulted and will result in adverse health effects by way of emissions of alleged air pollutants. The plaintiffs' request for a preliminary injunction was heard during the summer of 1996. On December 30, 1996, the court entered an order granting in part and denying in part the relief requested by the plaintiffs. Specifically, the court found that there was no evidence that emissions resulting from the treatment operations complained of equalled or exceeded any relevant safety standard, health standard or occupational standard and, therefore, denied the plaintiffs' request for a temporary injunction prohibiting such treatment operations. The court did, however, preliminary enjoin Campbell Wells (and, thus, indirectly U S Liquids) from treating NOW received from Exxon Company U.S.A. in March 1994 in one particular treatment cell located within 500 feet of a building in which one of the plaintiffs resides. In connection therewith, the court ordered that the Commissioner of the Louisiana Department of Conservation be made a party to the litigation and substituted for the plaintiffs on the limited issue of whether Campbell Wells has violated the location criteria for the particular treatment cell involved. No trial date has been set for the plaintiffs' request for permanent injunction relief; however, based upon the court's rulings from the preliminary injunction trial and initial discussions with Louisiana Department of Conservation, U S Liquids believes that any permanent injunctive relief that might be entered against Campbell Wells will not have a material adverse effect upon U S Liquids' operations at the Bourg landfarm.


    Under the terms of the Campbell Wells Acquisition Agreement, Sanifill agreed to remain responsible for the contingent liabilities associated with each of the above-referenced lawsuits. In addition, subject to certain limitations, Sanifill has agreed to indemnify U S Liquids from and against all liabilities associated with such lawsuits, up to a maximum of $10 million. See "Certain Transactions" included elsewhere in this Prospectus. U S Liquids believes that the ultimate disposition of these proceedings will not have a material adverse effect on U S Liquids' financial condition or results of operations.

                          U S LIQUIDS INC. PREDECESSOR

9.EVENTS SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
  (UNAUDITED):



      In August 1997, one of U S Liquids' subsidiaries was added as a defendant in a lawsuit originally filed in 1994 against Campbell Wells and others in the District Court of Jim Wells County, Texas. This dispute arose out of an application filed by Waste Facilities, Inc. ("WFI"), the operator of a South Texas NOW treatment facility, to renew its permit to treat NOW. The suit alleges, among other things, that Campbell Wells and the other defendants (including U S Liquids' subsidiary) wrongfully interfered with WFI's ongoing relations with its customers and with WFI's prospective contractual and business relations. In addition, WFI has alleged that the defendants conspired to wrongfully restrain trade and interfere with WFI's business. WFI's amended petition seeks actual and punitive damages from each of the defendants. Virtually all of the actions complained of by WFI occurred prior to the time that U S Liquids and the subsidiary involved were organized and, therefore, U S Liquids believes that the claims asserted against its subsidiary are without merit.

A photograph of a NOW treatment facility and a waste flow chart will be included here.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                           --------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          16
Dilution.......................................          16
Capitalization.................................          17
Dividend Policy................................          17
Selected Financial Data........................          18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          20
Business.......................................          26
Management.....................................          40
Certain Transactions...........................          45
Principal Stockholders.........................          50
Description of Securities......................          51
Underwriting...................................          54
Legal Matters..................................          55
Experts........................................          55
Additional Information.........................          55
Index to Financial Statements..................         F-1


                           --------------------------

    UNTIL             , 1997 (25 CALENDAR DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN SHARES OF THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              VAN KASPER & COMPANY

                              SANDERS MORRIS MUNDY

                                AUGUST   , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the securities being registered. All amounts are estimates except for the fees payable to the SEC.

                                                                                      AMOUNT
                                                                                    ----------
SEC registration fee..............................................................  $    5,489
NASD filing fee...................................................................       2,311
American Stock Exchange listing fee...............................................      42,500
Printing expenses.................................................................     150,000
Accounting fees and expenses......................................................     300,000
Legal fees and expenses...........................................................     200,000
Blue sky fees and expenses........................................................      15,000
Transfer agent fees...............................................................       2,500
Miscellaneous.....................................................................      29,200
                                                                                    ----------
  TOTAL...........................................................................  $  747,000
                                                                                    ----------
                                                                                    ----------

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company's Certificate of Incorporation contains a provision which limits, to the fullest extent permitted by Delaware law, the liability of a director to the Company or its stockholders from monetary damages for a breach of such director's fiduciary duty as a director. Delaware law presently permits such limitation of a director's liability except where a director (i) breaches his or her duty of loyalty to the Company or its stockholders, (ii) fails to act in good faith or engages in intentional misconduct or a knowing violation of law, (iii) authorizes payment of an unlawful dividend or stock repurchase, or
(iv) obtains an improper personal benefit.

    The Company's Certificate of Incorporation and the Bylaws of the Company also provide that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual act in good faith and in a manner he or she reasonably believes to be in or not opposed to the Company's best interests. The Company has obtained directors and officers liability insurance to limit its exposure under these provisions.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    In November 1996, the Company issued to members of management and other founding stockholders a total of 6,677,750 (pre-reverse split) shares of Common Stock at $.01 per share. These sales were exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

    On December 13, 1996, in connection with its acquisition of various assets of affiliates of Sanifill, Inc. ("Sanifill"), the Company issued to Sanifill a warrant to purchase 2,000,000 (pre-reverse split) shares of Common Stock at $1.00 per share. This sale was exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

    On December 31, 1996, the Company issued and sold (pre-reverse split) shares of Common Stock to the following parties in the amounts and for the consideration indicated. These sales were exempt from registration under Section 4(2) of the Securities Act, no public offering being involved: Eric Warden-- 175,000 shares for a consideration of $153,125; William M. DeArman--100,000 shares for a consideration of $87,500; Fred M. Ferreira--25,000 shares for a consideration of $21,875; Steven Harter--12,500 shares for a consideration of $10,938; Ronald L. Stanfa--12,500 shares for a consideration of $10,938; and Lorne Bain--75,000 shares for a consideration of $65,625.

    Effective June 16, 1997, the Company effected a one for two reverse split on outstanding shares of Common Stock as of such date.

    On June 17, 1997, the Company issued to Thomas B. Blanton, the former sole stockholder of the Mesa Companies, 1,062,500 shares of Common Stock in connection with its acquisition of the Mesa Companies. This sale was exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

    On June 17, 1997, the Company issued a total of 637,500 shares of Common Stock to the former stockholders of AWW in connection with the Company's acquisition of AWW. These sales were exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

    On June 23, 1997, the Company issued to Bellmeade Capital Partners and Mark Liebovit warrants to purchase a total of 65,000 shares of Common Stock in consideration of consulting services provided and to be provided to the Company. These sales were exempt from registration under Section 4(2) of the Securities Act, no public offering being involved.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a)  Exhibits


 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------
     *1.1  Form of Underwriting Agreement.

     *2.1  Agreement and Plan of Merger, dated June 16, 1997, among U S Liquids Inc., AWW Acquisition
             Corp., American WasteWater Inc., William H. Wilson, Jr. and Michael W. Minick.

     *2.2  Agreement and Plan of Merger, dated June 16, 1997, among U S Liquids Inc., Mesa Acquisition
             Corp., T&T GS Acquisition Corp., Phoenix F&O Acquisition Corp., Mesa Processing, Inc., T&T
             Grease Service, Inc., Phoenix Fats & Oils, Inc. and Thomas B. Blanton.

     *3.1  Second Amended and Restated Certificate of Incorporation of U S Liquids Inc.

     *3.2  Amended and Restated Bylaws of U S Liquids Inc.

     *4.1  Form of Certificate Evidencing Ownership of Common Stock of U S Liquids Inc.

     *4.2  Promissory Note of U S Liquids payable to Sanifill, Inc.

     *4.3  Note Agreement, dated December 13, 1996, between U S Liquids and Sanifill, Inc.

     +5.1  Opinion of Hartzog Conger & Cason.

    *10.1  Asset Purchase Agreement, dated December 2, 1996, among U S Liquids Inc., Sanifill, Inc. and certain affiliates of Sanifill, Inc.

    *10.2  Seller Noncompetition Agreement, dated December 13, 1996, between U S Liquids Inc. and
             Sanifill, Inc.

    *10.3  Buyer Noncompetition Agreement, dated December 13, 1996, between Sanifill, Inc. and U S
             Liquids Inc.

    *10.4  NOW Disposal Agreement, dated June 4, 1996, among Sanifill, Inc., NOW Disposal Operating Co., and Campbell Wells, Ltd.
    *10.5  Noncompetition Agreement, dated August 12, 1996, between Sanifill, Inc. and Newpark
             Resources, Inc.

 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------
    *10.6  Assumption and Guarantee Agreement dated August 12, 1996, among Newpark Resources, Inc.,
             Sanifill, Inc., and Campbell Wells, Ltd.
    *10.7  Lease and Access Agreement between Campbell Wells, Ltd. and Newpark Resources, Inc.
    *10.8  Sublease and Access Agreement between Campbell Wells, Ltd. and Newpark Resources, Inc. and underlying lease agreement.
    *10.9  Sublease and Access Agreement between Campbell Wells, Ltd. and Newpark Resources, Inc. and underlying lease agreement.
   *10.10  Consent to Assignment and Assumption of Contracts, dated December 13, 1996, among Sanifill,
             Inc., Campbell Wells, L.P. and U S Liquids Inc.
   *10.11  Form of Nonqualified Stock Option Agreement between U S Liquids Inc. and certain individuals.
   *10.12  U S Liquids Inc. Amended and Restated Stock Option Plan.
   *10.13  U S Liquids Inc. Directors' Stock Option Plan.
   *10.14  Form of Grant of Incentive Stock Option Agreement.
   *10.15  Senior Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and W.
             Gregory Orr.
   *10.16  Senior Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and Earl
             J. Blackwell.
   *10.17  Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and Jerry L.
             Brazzel.
   *10.18  Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and Sammy L.
             Cooper.
   *10.19  Senior Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and
             Thomas B. Blanton.
   *10.20  Senior Executive Employment Agreement, dated June 17, 1997, between U S Liquids Inc. and
             William H. Wilson, Jr.
   *10.21  Stock Distribution Agreement, dated June 16, 1997, between U S Liquids Inc. and Thomas B.
             Blanton.
   *10.22  Form of Stock Distribution Agreement, dated June 16, 1997, between U S Liquids Inc. and the former stockholders of American WasteWater Inc.
   *10.23  Stock Distribution Agreement, dated June 16, 1997, between U S Liquids Inc. and W. Gregory
             Orr.
   *10.24  Noncompetition Agreement, dated June 17, 1997, between U S Liquids Inc. and Thomas B.
             Blanton.
   *10.25  Noncompetition Agreement, dated June 17, 1997, between U S Liquids Inc. and William H.
             Wilson, Jr.
   *10.26  Agreement to Vote Stock, dated June 16, 1997, among U S Liquids Inc., Thomas B. Blanton, W.
             Gregory Orr, Earl J. Blackwell, William M. DeArman and certain other parties.
   *10.27  Estoppel, Waiver and Amendment Agreement, dated June 16, 1997, between Sanifill, Inc. and U S
             Liquids Inc.
   *10.28  Financial Advisory Agreement, dated May 15, 1997, between U S Liquids Inc. and Sanders Morris
             Mundy Inc. and supplemental letter dated July 10, 1997.

 EXHIBIT
   NO.     DESCRIPTION
---------  ---------------------------------------------------------------------------------------------
   *10.29  Service Agreement, dated June 23, 1997, between U S Liquids Inc. and Bellmeade Capital
             Partners.
   *10.30  Service Agreement, dated June 23, 1997, between U S Liquids Inc. and Mark Liebovit.
   *10.31  Warrant, dated December 13, 1996, issued by U S Liquids Inc. to Sanifill, Inc.
   *10.32  Warrant Agreement, dated May 15, 1997, between U S Liquids Inc. and Sanders Morris Mundy Inc.
   *10.33  Form of Warrant Agreement among U S Liquids Inc., Van Kasper & Company and Sanders Morris
             Mundy Inc.
   *10.34  Warrant, dated June 23, 1997, issued by U S Liquids Inc. to Bellmeade Capital Partners.
   *10.35  Warrant, dated June 23, 1997, issued by U S Liquids Inc. to Mark Liebovit.
   *10.36  Stock Purchase Agreement, dated September 10, 1996, among Mesa Processing, Inc., Jack C.
             Wolcott and South Texas By-Products Company, Inc.
   *10.37  Non-Competition Agreement, dated September 10, 1996, between Jack C. Wolcott and Mesa
             Processing, Inc.
   *10.38  Stock Distribution Agreement, dated June 16, 1997, between U S Liquids Inc. and Earl J.
             Blackwell.
   *10.39  Stock Distribution Agreement, dated June 16, 1997, between U S Liquids Inc. and William M.
             DeArman.
   *10.40  Employment Agreement, dated July 2, 1997, between U S Liquids Inc. and Michael P. Lawlor.
   *10.41  Form of Lock-up Agreement between Van Kasper & Company and certain holders of U S Liquids
             Inc.'s Common Stock.
    *21.1  List of subsidiaries of U S Liquids Inc.
    +23.1  Consent of Arthur Andersen LLP.
    *23.2  Consent of Hartzog Conger & Cason (contained in Exhibit 5.1).
    *24.1  Power of attorney.
    *27.1  Financial Data Schedule.


------------------------


* Previously filed with the Securities and Exchange Commission as an exhibit to the Company's Registration Statement on Form S-1 as filed on June 26, 1997 and amended on August 4, 1997 and incorporated herein by reference.


+   Filed herewith.

    (b) All schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

       Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, U S Liquids Inc. has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 7, 1997.


                                U S LIQUIDS INC.

                                By:              /s/ W. GREGORY ORR
                                     -----------------------------------------
                                                   W. Gregory Orr
                                                     PRESIDENT


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT OR AMENDMENT THERETO HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE INDICATED CAPACITIES ON AUGUST 7, 1997.


             SIGNATURE                              TITLE
-----------------------------------  ------------------------------------

        /s/ W. GREGORY ORR
-----------------------------------  President and Director
          W. Gregory Orr

       /s/ EARL J. BLACKWELL
-----------------------------------  Chief Financial Officer and Senior
         Earl J. Blackwell             Vice President--Finance

    /s/ WILLIAM A. ROTHROCK IV*
-----------------------------------  Director
      William A. Rothrock IV

      /s/ THOMAS B. BLANTON*
-----------------------------------  Director
         Thomas B. Blanton

       /s/ ALFRED TYLER 2ND*
-----------------------------------  Director
         Alfred Tyler 2nd

      /s/ MICHAEL P. LAWLOR*
-----------------------------------  Director
         Michael P. Lawlor

------------------------

*By W. Gregory Orr as attorney-in-fact.

                               INDEX TO EXHIBITS


 EXHIBIT                                                                                                   SEQUENTIALLY
   NO.     DESCRIPTION                                                                                     NUMBERED PAGE
---------  --------------------------------------------------------------------------------------------  -----------------
      5.1  Hartzog Conger & Cason Opinion
     23.1  Consent of Arthur Andersen LLP.